CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013


RECD S.E.C.
JUL 30 2003
1086

Writer's Direct Dial: (212) 225-2014

July 30, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk


03024915

SUPPL

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated July 28, 2003 setting forth its financial results for the second quarter of 2003, and a discussion of such results, also dated July 28, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dle 7/31

Grupo Financiero
BBVA Bancomer



July 28, 2003

GRUPO FINANCIERO BBVA BANCOMER REPORTED NET INCOME OF $1,863 MILLION PESOS FOR THE SECOND QUARTER

BBVA BANCOMER IMPROVES ITS PRODUCTS OFFERED

- Grupo Financiero BBVA Bancomer's net income for the second quarter of 2003 increased 26.1% year on year, reaching $1,863 million pesos.
- Accumulated net income as of June 2003 was $3,594 million pesos, 13.7% higher year on year.
- Total capital ratio as of June 2003 was 15.2% with Tier 1 of 12.6%, compared to 14.1% of total capital ratio and 11.0% of Tier 1 as of March 2003.
- Efficiency ratio for the quarter was 51.0%, having improved that of the second quarter of last year of 57.3%.
- Non performing loans decreased 11.2% year on year and 8.8% quarter on quarter.
- Bancomer continues to grow in the credit card business. It granted more than 620,000 credit cards in the past twelve months and introduced the new mini card "Tarjeta Mini."
- Bancomer's mortgage product now offers better conditions with down payments starting at 10% and fixed interest rates starting at 14%.
- Money transfers from USA to Mexico through Bancomer Transfer Services will become easier with the new remittance card and its cost will also be reduced.

RESULTS

Core earnings (net interest income plus fee income minus expenses) accumulated for the first six months of the year climbed to $7,398 million pesos, increasing 39.0% year on year.

Net interest income increased to $5,193 million pesos during the second quarter as a result of a balanced deposit mix and loan growth, achieving growth of 5.1% quarter on quarter and 15.3%

year on year. Accumulated net interest income for the first six months of 2003 was $10,135 million pesos with a growth of 14.0% year on year.

Fee income in the second quarter increased 6.6% year on year, reaching $3,140 million pesos. Accumulated for the first six months, fee income was $6,433 million pesos, which translates into a growth of 9.1% year on year.

Non interest expense decreased to $4,647 million pesos in the quarter and amounted to $9,170 million pesos during the first six months, having saved during the second quarter $40 million pesos year on year and during the first six months $297 million pesos year on year.

BUSINESS ACTIVITY

Private sector loans grew $3,668 million pesos in the second quarter, which is an increase of 3.9% quarter on quarter. Consumer loans grew 21.9% year on year, while at the same time commercial loans in pesos grew 5.4% quarter on quarter.

Workout efforts allowed to reduce **non performing loans** by 8.8% quarter on quarter and 11.2% year on year, reaching $11,015 million pesos as of the end of June 2003.

Deposits in local currency at the branch network grew 4.5% or $14,722 million pesos during the second quarter. Likewise, fixed income mutual funds increased its deposit base by 35.8% or $19,912 million pesos during the quarter as a result of the drop in interest rates which makes clients search for higher yields in investments.

NON BANKING BUSINESSES

Non banking businesses continue its significant contribution to the Group's net income, since 17.01% of the Group's net income was contributed by these businesses during the second quarter of the year.

Afore reported assets under management as of May 31, 2003 of $77,870 million pesos, which gives Afore Bancomer a market share of 21.6% as of the same date.

Seguros Bancomer issued insurance premiums through the branch network for a total of $518 million pesos during the quarter, having grown 9.3% year on year. As of March 2003, Seguros Bancomer had a bancassurance market share by issued premiums of 39.2%.

Bancomer Transfer Services processed 4 million transactions during the quarter, which is 15.4% more year on year, while transferred funds reached $1,458 million dollars in the second quarter of 2003.

Bancomer Gestión reached $78,235 million pesos in assets under management as of June 2003, keeping its first place in market share of fixed income mutual funds.

COMMERCIAL CAMPAIGNS

Mortgages. BBVA Bancomer is further promoting mortgages by offering improved down payment and interest rate conditions.

The Apoyo Infonavit program offers the benefit of applying employer's bimonthly contribution (5% of employee's salary) to the loan balance which will at the client's choice either reduce the monthly payment or the loan term, as well as the benefit of applying the accumulated balance in the worker's housing account as collateral in the event of unemployment. Different interest rate options

are offered according to the client's down payment. Interest rates are fixed in pesos with a term of 15 years and vary between 14.0% and 15.5% with down payments from 10% to 30%. This kind of loan applies for houses valued up to $829,350 pesos and the up-front fee is only 1.0%.

For regular loans, without Apoyo Infonavit, a fixed interest rate in pesos is offered for a term of 15 years starting at 14.0% up to 15.5% with a down payment between 20% and 40%. Furthermore, BBVA Bancomer has reduced the up-front fee half a percentage point.

In the same way, for the floating interest rate (TIIE + 6 percentage points), its cap which was 22.0% has been reduced to 20.0% and the up-front fee was also reduced half a percentage point.

These benefits add up to those which the product already had and which makes it a safe, accessible and transparent loan: no pre-payment penalty, unemployment insurance, life and property insurance and the possibility to make interest payments tax deductible.

Money remittances from the USA to Mexico. BBVA Bancomer will launch in August 2003 the card "Envíos de Dinero" which will allow the possibility to access money transferred at BBVA Bancomer's ATMs, saving the client the need to go to a banking branch.

Furthermore, this card can be used to pay merchants by using it as a debit card. This new service will have no cost for transfer beneficiaries, no minimum balance will be required and the transfer cost will be 20% less.

BBVA Bancomer, through its subsidiary Bancomer Transfer Services (BTS) has become a fundamental player in reducing the cost of money transfers and making this business part of the formal and institutional market.

Consumer loans. BBVA Bancomer approved during the second quarter more than 170,000 credit cards and almost $2,000 million pesos in consumer loans, reinforcing its presence in consumer loan products.

Credit card. The new mini card "Tarjeta Mini" from BBVA Bancomer goes together with the traditional credit card, and was created according to today's faster and dynamic pace with great functionality demands and where the practical and safety elements are very much appreciated by users.

"Tarjeta Mini" is the smallest card available, it has no additional cost, can be kept away easily, can be used in a key ring and it can even be used as any other regular credit card to purchase at 25 million merchants affiliated to Visa in Mexico and around the world. As a safety feature it has a different account number and no access to ATMs. A smaller credit limit can be assigned if so desired by the client.

The new "Tarjeta Mini" is ideal to obtain additional cards for relatives or for internet purchases with a pre-assigned credit limit.

Internet banking. Bancomer's e-banking site, Bancomer.com, was able to add almost 120,000 new users during the second quarter of 2003. Transactions processed through this remote channel allow better efficiency, having processed 37 million transactions in the second quarter.

El Libretón. BBVA Bancomer increased 15.6% year on year the number of new Libretón savings accounts opened during the second quarter, reaching a total balance in savings accounts of $41,909 million pesos by the end of June 2003. El Libretón continues to be the leading product in the savings segment which counts with a strong advertising campaign and the most recognized prize raffle, linked to balances, in the market, contributing this way to increase the savings culture.

Grupo Financiero
BBVA Bancomer

Grupo Financiero BBVA Bancomer (GFBB) is the leading private financial institution in Mexico in terms of deposits and loans, catering to more than 9 million clients with 28,635 employees. GFBB's main subsidiary is BBVA Bancomer (Bancomer), a leading banking institution which operates under a universal banking model with a commercial branch network of 1,645 branches and 3,771 ATMs. GFBB is also involved in non-banking businesses such as Afore, Seguros, Casa de Bolsa, Pensiones and Mutual Funds. GFBB is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), one of the largest financial groups in the Euro Zone in terms of market capitalization. BBVA is a financial group with high solvency and profitability with presence in 37 countries, 86,791 employees, 35 million clients and 6,968 offices, outstanding its commitment with Latin America where it is the leading financial franchise of the region. GFBB is a publicly traded company on the Mexican Stock Exchange under the ticker GFBBB, in the OTC market and in Portal through ADRs, as well as on Latibex.

Grupo Financiero BBVA Bancomer

BUSINESS ACTIVITY Millions of pesos	**1Q 2003**	**2Q 2003**
Consumer loans	20,139	21,501
Commercial loans	64,249	65,064
Mortgage loans	37,756	37,032
Government loans	32,155	30,674
Local currency deposits	330,472	345,194
Fixed income mutual fund deposits	55,635	75,547

BALANCE SHEET Millions of pesos	**1Q 2003**	**2Q 2003**
Assets	464,084	447,059
Liabilities	404,270	385,347
Equity	59,814	61,712

INCOME STATEMENT Millions of pesos	**2Q 2002**	**2Q 2003**
Net interest income before monetary result	4,5055,193	
Adjusted net interest income	4,1484,158	
Fee and commission income	2,9453,140	
Trading income	487	747
Total operating income	7,5808,045	
Non-interest expense	-4,687	-4,647
Operating income	2,8933,398	
Net income	1,4781,863	

BUSINESS RATIOS	**2Q 2002**	**2Q 2003**
PROFITABILITY RATIOS		
Net interest margin	4.8%	5.1%
Efficiency ratio	57.3%	51.0%
CPITALIZATION		
Tier 1	8.8%	12.6%
Tier 2	3.6%	2.6%
Total	12.4%	15.2%

Second quarter 2003 results

Grupo Financiero
BBVA Bancomer

México, D.F. a 28 de julio de 2003

GRUPO FINANCIERO BBVA BANCOMER REGISTRA UTILIDAD NETA DE $1,863 MILLONES DE PESOS EN EL SEGUNDO TRIMESTRE

BBVA BANCOMER AMPLIA SU OFERTA DE PRODUCTOS

- La utilidad neta de Grupo Financiero BBVA Bancomer para el segundo trimestre del año se incrementó 26.1% respecto a la del mismo período del año pasado, ubicándose en $1,863 millones de pesos.
- La utilidad acumulada a junio del presente fue de $3,594 millones de pesos, 13.7% mayor a la utilidad de los primeros seis meses de 2002.
- El índice total de capitalización a junio de 2003 fue de 15.2% con un índice de capital básico de 12.6%, comparado con índices de 14.1% de capital total y 11.0% de capital básico a marzo de 2003.
- El índice de eficiencia para el trimestre fue de 51.0%, habiendo mejorado el registrado durante el segundo trimestre del año anterior que fue de 57.3%.
- La cartera vencida mostró una reducción de 11.2% si se compara el cierre de junio 2003 con el cierre de junio 2002 y una reducción de 8.8% si se compara con el cierre de marzo de 2003.
- Bancomer continúa creciendo en el negocio de las tarjetas al haber otorgado más de 620,000 tarjetas en los últimos doce meses e introducir la nueva "Tarjeta Mini."
- El producto hipotecario de Bancomer ofrece ahora mejores condiciones con enganches desde 10% y tasas de interés fijas desde 14%.
- El envío de remesas de dinero de EUA a México a través de Bancomer Transfer Services se facilita con la nueva tarjeta de envíos y reduce su costo.

Grupo Financiero
BBVA Bancomer

RESULTADOS

El **margen básico recurrente** (margen financiero neto más ingreso por servicios menos gasto) acumulado por los primeros seis meses del año ascendió a $7,398 millones de pesos, habiendo crecido 39.0% en comparación a los primeros seis meses de 2002.

El **margen financiero** neto del trimestre se logró incrementar a $5,193 millones de pesos como resultado de una equilibrada mezcla de captación y crecimiento del crédito, logrando un crecimiento de 5.1% comparado al trimestre anterior y de 15.3% comparado al segundo trimestre de 2002. El margen financiero acumulado para el primer semestre es de $10,135 millones de pesos con un crecimiento de 14.0% sobre el primer semestre del año anterior.

El **ingreso por servicios** en el segundo trimestre creció 6.6% comparado al segundo trimestre de 2002, alcanzando $3,140 millones de pesos. Acumulado para los primeros seis meses, el ingreso por servicios fue de $6,433 millones de pesos, lo que se traduce en un crecimiento de 9.1% contra los primeros seis meses del año pasado.

Los **gastos** de administración y promoción se redujeron para alcanzar $4,647 millones de pesos en el trimestre y $9,170 millones de pesos en el semestre, habiendo ahorrado en el trimestre $40 millones de pesos en comparación al segundo trimestre de 2002 y $297 millones de pesos en el semestre en comparación al semestre enero-junio de 2002.

EVOLUCION DE ACTIVIDAD

La **cartera al sector privado** creció $3,668 millones de pesos en el trimestre, que se traduce en un aumento de 3.9%. El crédito al consumo creció 21.9% de junio 2002 a junio 2003, mientras que la cartera comercial en pesos creció 5.4% en el trimestre.

Los esfuerzos en recuperación de crédito permitieron reducir la **cartera vencida** en 8.8% del primero al segundo trimestre y en 11.2% de junio 2002 a junio 2003, para ubicarse al cierre del trimestre en $11,015 millones de pesos.

La **captación** en moneda nacional a través de la red de sucursales creció 4.5% o $14,722 millones de pesos en el trimestre. Asimismo, las sociedades de inversión de deuda incrementaron su captación 35.8% o $19,912 millones de pesos en el trimestre como resultado de la baja en tasas de interés que lleva a los clientes a buscar instrumentos de inversión de mayor rendimiento.

NEGOCIOS NO BANCARIOS

Los negocios no bancarios siguen contribuyendo de manera importante a la utilidad del Grupo, ya que en el segundo trimestre de 2003 contribuyeron el 17.1% de la utilidad neta del Grupo.

Afore registró activos en administración al 31 de mayo de $77,870 millones de pesos, equivalente a una participación de mercado de 21.6% a la misma fecha.

Seguros Bancomer emitió primas de seguros a través de la red bancaria por un total de $518 millones de pesos durante el trimestre, siendo este monto 9.3% mayor al del segundo trimestre de 2002. A marzo de 2003, las primas emitidas le otorgaban a Seguros Bancomer una participación de mercado de bancaseguros de 39.2%.

Bancomer Transfer Services procesó 4 millones de transacciones en el trimestre, logrando operar 15.4% más que en el segundo trimestre del año anterior, mientras que los fondos transferidos alcanzaron $1,458 millones de dólares en el segundo trimestre de 2003.

Bancomer Gestión alcanzó $78,235 millones de pesos en activos en administración a junio de 2003, manteniendo el primer lugar en participación de mercado en fondos de inversión de renta fija.

INICIATIVAS COMERCIALES

Producto Hipotecario. BBVA Bancomer está dando un nuevo impulso al negocio hipotecario al ofrecer mejores condiciones de enganche y tasas de interés.

El programa Apoyo Infonavit, además de ofrecer el beneficio de aplicar la aportación patronal bimestral del 5% del sueldo del trabajador al saldo del crédito con lo cual, a elección del cliente, se puede reducir el pago mensual o el plazo del crédito, así como el beneficio de poder aplicar el saldo acumulado del trabajador en la subcuenta de vivienda como garantía en caso de desempleo, ofrece diferentes alternativas de tasa, en la medida en que el cliente aporte el monto de enganche. Dichas tasas son fijas y en pesos durante 15 años de plazo y van desde el 14.0% hasta el 15.5% con enganches desde el 10% hasta el 30%. Este tipo de crédito aplica para viviendas con un valor de hasta $829,350 pesos y la comisión de apertura es de solamente 1.0%.

Para créditos sin Apoyo Infonavit, se ofrece tasa fija en pesos a plazo de 15 años desde el 14.0% y hasta el 15.5% con enganche desde el 20% hasta 40%. Además, BBVA Bancomer ha reducido la comisión por apertura en medio punto porcentual.

Asimismo, en la opción de tasa variable (TIIE + 6 puntos porcentuales), se redujo la tasa tope de 22.0% a 20.0% y la comisión también en medio punto porcentual.

Estos beneficios se suman a los que ya tiene el producto y que lo destacan por ser un crédito seguro, accesible y transparente: sin comisión por prepago, seguro de desempleo, seguro de Vida y Daños y deducibilidad de intereses en el pago del impuesto sobre la renta.

Envíos de dinero de EUA a México. BBVA Bancomer lanzará en agosto de 2003 la tarjeta "Envíos de Dinero" que permitirá el cobro de remesas en cualquier cajero automático BBVA Bancomer, evitando al cliente la necesidad de acudir a la sucursal bancaria.

Adicionalmente, se podrá utilizar dicha tarjeta para pagar en comercios al utilizarla como tarjeta de débito. Este nuevo servicio no le costará al beneficiario de las remesas, ni se le exigirá un saldo mínimo, además de que será 20% más barata la comisión de envío.

BBVA Bancomer, a través de su subsidiaria Bancomer Transfer Services (BTS) ha sido un actor fundamental en la reducción de costo de envío de remesas y en la inclusión de este negocio a un mercado formal e institucional.

Crédito al consumo. BBVA Bancomer otorgó en el trimestre más de 170,000 tarjetas de crédito y casi $2,000 millones de pesos en créditos al consumo, reforzando su presencia en productos de crédito al consumo.

Tarjeta de crédito. La nueva "Tarjeta Mini" de BBVA Bancomer es compañera de la tarjeta de crédito convencional, y fue creada de acuerdo al ritmo de vida actual, que es acelerado, dinámico y con grandes demandas de funcionalidad, y en donde lo práctico y lo seguro son elementos muy apreciados por los usuarios.

La "Tarjeta Mini" es la más pequeña que existe en la actualidad, no tiene ningún costo adicional, se puede guardar fácilmente, incluso llevarla en un llavero, puede usarse igual que una tarjeta tradicional y firmar con ella en cualquiera de los 25 millones de establecimientos comerciales afiliados a Visa en México y en el mundo. Por seguridad tiene número de cuenta diferente a la

cuenta eje y no tiene acceso a cajeros automáticos. Si se desea puede asignarse un límite de crédito menor al de la tarjeta convencional.

La nueva "Tarjeta Mini" es ideal para otorgar tarjetas adicionales a los hijos mayores de edad o para comprar por Internet con el límite de crédito asignado.

Banca por internet. El portal de banca por internet de Bancomer.com logró incorporar en el trimestre a casi 120,000 nuevos afiliados. Las transacciones realizadas por este canal remoto permiten una mayor eficiencia, habiendo procesado 37 millones de operaciones por este medio durante el trimestre.

El Libretón. BBVA Bancomer en el trimestre abrió 15.6% más Libretones que la originación del segundo trimestre de 2002, alcanzando un saldo total en cuentas de ahorro de $41,909 millones de pesos al cierre de junio de 2003. El Libretón sigue siendo el producto líder en el segmento de ahorro que cuenta con una fuerte inversión publicitaria y el programa de sorteos de premios, ligados a saldos, más reconocido del mercado, contribuyendo así al fomento del ahorro.

Grupo Financiero BBVA Bancomer (GFBB) es la institución financiera privada líder en México en términos de depósitos y de crédito, sirviendo a más de 9 millones de clientes a través de 28,635 empleados. La principal subsidiaria de GFBB es BBVA Bancomer (Bancomer), institución bancaria líder que opera una banca de servicios universales mediante una red comercial de 1,645 sucursales y 3,771 cajeros automáticos. GFBB también participa en negocios no bancarios como Afore, Seguros, Casa de Bolsa, Pensiones y Fondos de Inversión. GFBB es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria (BBVA), uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado. BBVA es un grupo financiero con una elevada solvencia y rentabilidad que tiene presencia en 37 países del mundo con 86,791 empleados, 35 millones de clientes y 6,968 oficinas, destacando su compromiso con la región latinoamericana donde forma la franquicia financiera líder de la región. GFBB es una empresa pública que cotiza en la Bolsa Mexicana de Valores bajo el símbolo GFBBB, en el mercado OTC y en PORTAL con sus ADRs, así como en Latibex.

Grupo Financiero
BBVA Bancomer

Grupo Financiero BBVA Bancomer		
ACTIVIDAD Millones de pesos	**1T 2003**	**2T 2003**
Cartera de consumo	20,139	21,501
Cartera comercial	64,249	65,064
Cartera de vivienda	37,756	37,032
Cartera de gobierno	32,155	30,674
Captación en moneda nacional	330,472	345,194
Captación sociedades de inversión de renta fija	55,635	75,547

BALANCE GENERAL Millones de pesos	**1T 2003**	**2T 2003**
Activo	464,084	447,059
Pasivo	404,270	385,347
Capital Contable	59,814	61,712

ESTADO DE RESULTADOS Millones de pesos	**2T 2002**	**2T 2003**
Margen financiero antes de resultado por posición monetaria	4,505	5,193
Margen financiero ajustado por riesgos crediticios	4,148	4,158
Ingreso por servicios	2,945	3,140
Resultado por intermediación	487	747
Ingresos totales de la operación	7,580	8,045
Gastos de administración y promoción	-4,687	-4,647
Resultado de la operación	2,893	3,398
Utilidad neta	1,478	1,863

INDICADORES DEL NEGOCIO	**2T 2002**	**2T 2003**
INDICADORES DE RENTABILIDAD		
Margen financiero neto	4.8%	5.1%
Indice de eficiencia	57.3%	51.0%
CAPITALIZACION		
Capital básico	8.8%	12.6%
Capital complementario	3.6%	2.6%
Capital Total	12.4%	15.2%

Resultados segundo trimestre de 2003

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

2Q03 Earnings

July 28, 2003

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

2Q03 Earnings

July 28, 2003

Contents

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 1,863 million in 2Q03, 26.1% higher than in 2Q02 and 7.6% than in 1Q03. Eliminating the effect of the extraordinary charge from the sale of Far-Ben in 2Q02, growth over the past twelve months would have been 9.8%
- Net income of Ps. 3,594 million in 6M03, 13.7% greater than in 6M02 or 6.4% if adjusted for the sale of Far-Ben
- *Earnings per share of Ps. 0.20 in 2Q03 and Ps. 0.39 in 6M03*
- ROAE of 13.5% in 2Q03, higher than 12.3% in 2Q02
- ROAA of 1.6% in 2Q03, an improvement over 1.3% in 2Q02
- Net interest income before monetary gain of Ps. 5,193 million in 2Q03, 15.3% higher than in 2Q02 and 5.1% over 1Q03
- Net fee and commission income of Ps. 3,140 million in 2Q03, 6.6% higher than in 2Q02, and Ps. 6,433 million pesos in 6M03, 9.1% greater than in 6M02
- Trading income was Ps. 747 million in 2Q03
- Non-interest expense was Ps. 4,647 million in 2Q03, 0.9% lower than in 2Q02, and Ps. 9,170 million in 6M03, 3.1% lower than in 6M02
- Efficiency ratio of 51.0% in 2Q03 compared to 57.3% in 2Q02
- Net interest margin of 5.1% in 2Q03, 30 basis points greater than in 2Q02 and 10 basis points higher than in 1Q03
- Private sector loans excluding UDI trusts increased 3.9% and commercial loans 1.3% in 2Q03
- Consumer loans grew 6.8% in 2Q03 and 21.9% when compared to 2Q02
- Assets under management in fixed-income mutual funds increased 19.3% in 2Q03 versus 2Q02 and 35.8% over 1Q03, equivalent to Ps. 19,912 million

Group Subsidiaries

- Banking Business net income of Ps. 1,731 million in 2Q03 and Ps. 3,377 million in 6M03, a 24.0% and 12.8% increase over 2Q02 and 6M02, respectively. Eliminating the extraordinary charge in 2Q02 related to the sale of Far-Ben, growth from 2Q02 to 2Q03 is 7.3%
- Banking Business capital ratio of 15.2% with Tier 1 of 12.6% in 2Q03
- Seguros net income for 2Q03 was Ps. 109 million
- Pensiones net income for 2Q03 was Ps. 36 million
- Casa de Bolsa net income for 2Q03 was Ps. 39 million
- Bancomer Gestión net income for 2Q03 was Ps. 25 million

Bank Subsidiaries

- Afore net income for 2Q03 was Ps. 149 million
- Bancomer Transfer Services net income for 2Q03 was Ps. 25 million

Figures shown are in constant peso terms as of June 2003 (Ps.). Growth rates are presented in real terms unless otherwise specified.

GFBB Net Income (Ps. Millions)


3,160
3,594
1,478
1,767
1,828
1,731
1,863
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB EPS (Ps. fully-diluted)


0.34
0.39
0.16
0.19
0.20
0.19
0.20
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB ROAE (% Annualized)


13.4
13.3
12.3
14.2
14.2
13.0
13.5
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB ROAA (% Annualized)


1.4
1.6
1.3
1.6
1.7
1.5
1.6
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

Banking Business Capitalization (%) (1)


12.4
12.8
13.1
14.1
15.2
3.6
3.1
3.2
3.1
2.6
8.8
9.7
9.9
11.0
12.6
2Q02
3Q02
4Q02
1Q03
2Q03
Tier 1
Tier 2

(1) Based on capitalization rules applicable as of January 2003.

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 1,863 million in 2Q03, 26.1% higher than in 2Q02 and 7.6% than in 1Q03. Eliminating the effect of the extraordinary charge from the sale of Far-Ben in 2Q02, growth over the past twelve months would have been 9.8%
- Net income of Ps. 3,594 million in 6M03, 13.7% greater than in 6M02 or 6.4% if adjusted for the sale of Far-Ben
- Earnings per share of Ps. 0.20 in 2Q03 and Ps. 0.39 in 6M03
- ROAE of 13.5% in 2Q03, higher than 12.3% in 2Q02
- ROAA of 1.6% in 2Q03, an improvement over 1.3% in 2Q02
- Net interest income before monetary gain of Ps. 5,193 million in 2Q03, 15.3% higher than in 2Q02 and 5.1% over 1Q03
- Net fee and commission income of Ps. 3,140 million in 2Q03, 6.6% higher than in 2Q02, and Ps. 6,433 million pesos in 6M03, 9.1% greater than in 6M02
- Trading income was Ps. 747 million in 2Q03
- Non-interest expense was Ps. 4,647 million in 2Q03, 0.9% lower than in 2Q02, and Ps. 9,170 million in 6M03, 3.1% lower than in 6M02
- Efficiency ratio of 51.0% in 2Q03 compared to 57.3% in 2Q02
- Net interest margin of 5.1% in 2Q03, 30 basis points greater than in 2Q02 and 10 basis points higher than in 1Q03
- Private sector loans excluding UDI trusts increased 3.9% and commercial loans 1.3% in 2Q03
- Consumer loans grew 6.8% in 2Q03 and 21.9% when compared to 2Q02
- Assets under management in fixed-income mutual funds increased 19.3% in 2Q03 versus 2Q02 and 35.8% over 1Q03, equivalent to Ps. 19,912 million

Group Subsidiaries

- Banking Business net income of Ps. 1,731 million in 2Q03 and Ps. 3,377 million in 6M03, a 24.0% and 12.8% increase over 2Q02 and 6M02, respectively. Eliminating the extraordinary charge in 2Q02 related to the sale of Far-Ben, growth from 2Q02 to 2Q03 is 7.3%
- Banking Business capital ratio of 15.2% with Tier 1 of 12.6% in 2Q03
- Seguros net income for 2Q03 was Ps. 109 million
- Pensiones net income for 2Q03 was Ps. 36 million
- Casa de Bolsa net income for 2Q03 was Ps. 39 million
- Bancomer Gestión net income for 2Q03 was Ps. 25 million

Bank Subsidiaries

- Afore net income for 2Q03 was Ps. 149 million
- Bancomer Transfer Services net income for 2Q03 was Ps. 25 million

Figures shown are in constant peso terms as of June 2003 (Ps.). Growth rates are presented in real terms unless otherwise specified.

GFBB Net Income (Ps. Millions)


3,160
3,594
1,478
1,767
1,828
1,731
1,863
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB EPS (Ps. fully-diluted)


0.34
0.39
0.16
0.19
0.20
0.19
0.20
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB ROAE (% Annualized)


13.4
13.3
12.3
14.2
14.2
13.0
13.5
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

GFBB ROAA (% Annualized)


1.4
1.6
1.3
1.6
1.7
1.5
1.6
6M02
6M03
2Q02
3Q02
4Q02
1Q03
2Q03

Banking Business Capitalization (%) [1]


12.4
12.8
13.1
14.1
15.2
3.6
3.1
3.2
3.1
2.6
8.8
9.7
9.9
11.0
12.6
2Q02
3Q02
4Q02
1Q03
2Q03
Tier 1
Tier 2

(1) Based on capitalization rules applicable as of January 2003.

Summary of Results and Selected Statistical Information

NOTE: AS OF 2Q03, THE EARNINGS DISCUSSION IS BASED ON GRUPO FINANCIERO BBVA BANCOMER'S CONSOLIDATED GROUP NUMBERS INSTEAD OF ON THE BANKING BUSINESS.

In order to facilitate the comparative analysis of the Company's recurrent business, the following document and discussion of the Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries was based on the Income Statement on page 21 adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02.

Grupo Financiero BBVA Bancomer Net income *Millions of pesos*	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Grupo Financiero BBVA Bancomer	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,160**	**3,594**	**7.6%**	**26.1%**	**13.7%**
Holding company	(47)	(44)	(50)	(42)	(38)	(89)	(80)	(9.8%)	(19.2%)	(10.4%)
Banking Business	1,397	1,656	1,746	1,645	1,731	2,994	3,377	5.2%	23.9%	12.8%
Insurance Business	112	139	134	126	140	203	266	10.8%	25.1%	31.2%
Casa de Bolsa Bancomer	17	19	4	11	39	55	50	253.6%	133.1%	(8.8%)
Bancomer Gestión	24	23	21	20	25	45	45	24.7%	3.9%	(0.4%)
Minority interest and others (1)	(25)	(26)	(27)	(29)	(34)	(47)	(64)	16.9%	35.5%	35.3%

(1) Includes, among others, minority interest of Seguros Bancomer and Fianzas Probursa; excludes minority interest of Banking Business subsidiaries.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
BALANCE SHEET							
Cash and due from banks	66,240	55,659	72,345	62,206	60,501	(2.7%)	(8.7%)
Investments in securities and trading with securities and derivatives	75,424	79,635	64,677	111,373	96,314	(13.5%)	27.7%
Total performing loans	248,293	239,308	239,892	233,343	235,024	0.7%	(5.3%)
Total non-performing loans	12,407	11,967	11,109	12,076	11,015	(8.8%)	(11.2%)
Total loans, gross	260,700	251,275	251,001	245,419	246,039	0.3%	(5.6%)
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)	(1.2%)	(10.0%)
Total loans, net	247,349	238,295	238,473	233,258	234,020	0.3%	(5.4%)
Deferred taxes, net	25,498	24,979	24,337	23,945	22,833	(4.6%)	(10.5%)
Other assets	37,720	42,781	34,275	33,302	33,389	0.3%	(11.5%)
Total assets	**452,231**	**441,349**	**434,107**	**464,084**	**447,057**	**(3.7%)**	**(1.1%)**
Traditional deposits	331,356	328,211	320,652	360,512	320,962	(11.0%)	(3.1%)
Interbank and other loans	49,748	41,540	41,837	28,354	51,963	83.3%	4.5%
Outstanding subordinated debentures	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Other liabilities	9,759	9,630	8,156	9,921	7,234	(27.1%)	(25.9%)
Total liabilities	***397,574***	***384,886***	***375,954***	***404,270***	***385,345***	**(4.7%)**	**(3.1%)**
Total shareholders' equity	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**	**3.2%**	**12.9%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
INCOME STATEMENT										
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Net interest income after loan-loss provisions	4,148	4,303	4,421	4,044	4,158	8,099	8,202	2.8%	0.2%	1.3%
Net fee and commission income	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.6%)	6.6%	9.1%
Trading income	487	(70)	145	23	747	1,271	770	3147.8%	53.4%	(39.4%)
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.9%)	(3.1%)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.5%**	**7.5%**
Income from ongoing operations	1,731	1,851	1,862	1,814	1,900	3,492	3,714	4.7%	9.8%	6.4%
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Summary of Results and Selected Statistical Information

NOTE: AS OF 2Q03, THE EARNINGS DISCUSSION IS BASED ON GRUPO FINANCIERO BBVA BANCOMER'S CONSOLIDATED GROUP NUMBERS INSTEAD OF ON THE BANKING BUSINESS.

In order to facilitate the comparative analysis of the Company's recurrent business, the following document and discussion of the Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries was based on the Income Statement on page 21 adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02.

Grupo Financiero BBVA Bancomer Net income Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Grupo Financiero BBVA Bancomer	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,160**	**3,594**	**7.6%**	**26.1%**	**13.7%**
Holding company	(47)	(44)	(50)	(42)	(38)	(89)	(80)	(9.8%)	(19.2%)	(10.4%)
Banking Business	1,397	1,656	1,746	1,645	1,731	2,994	3,377	5.2%	23.9%	12.8%
Insurance Business	112	139	134	126	140	203	266	10.8%	25.1%	31.2%
Casa de Bolsa Bancomer	17	19	4	11	39	55	50	253.6%	133.1%	(8.8%)
Bancomer Gestión	24	23	21	20	25	45	45	24.7%	3.9%	(0.4%)
Minority interest and others [1]	(25)	(26)	(27)	(29)	(34)	(47)	(64)	16.9%	35.5%	35.3%

(1) Includes, among others, minority interest of Seguros Bancomer and Fianzas Probursa; excludes minority interest of Banking Business subsidiaries.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
BALANCE SHEET							
Cash and due from banks	66,240	55,659	72,345	62,206	60,501	(2.7%)	(8.7%)
Investments in securities and trading with securities and derivatives	75,424	79,635	64,677	111,373	96,314	(13.5%)	27.7%
Total performing loans	248,293	239,308	239,892	233,343	235,024	0.7%	(5.3%)
Total non-performing loans	12,407	11,967	11,109	12,076	11,015	(8.8%)	(11.2%)
Total loans, gross	260,700	251,275	251,001	245,419	246,039	0.3%	(5.6%)
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)	(1.2%)	(10.0%)
Total loans, net	247,349	238,295	238,473	233,258	234,020	0.3%	(5.4%)
Deferred taxes, net	25,498	24,979	24,337	23,945	22,833	(4.6%)	(10.5%)
Other assets	37,720	42,781	34,275	33,302	33,389	0.3%	(11.5%)
Total assets	**452,231**	**441,349**	**434,107**	**464,084**	**447,057**	**(3.7%)**	**(1.1%)**
Traditional deposits	331,356	328,211	320,652	360,512	320,962	(11.0%)	(3.1%)
Interbank and other loans	49,748	41,540	41,837	28,354	51,963	83.3%	4.5%
Outstanding subordinated debentures	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Other liabilities	9,759	9,630	8,156	9,921	7,234	(27.1%)	(25.9%)
Total liabilities	**397,574**	**384,886**	**375,954**	**404,270**	**385,345**	**(4.7%)**	**(3.1%)**
Total shareholders' equity	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**	**3.2%**	**12.9%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
INCOME STATEMENT										
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Net interest income after loan-loss provisions	4,148	4,303	4,421	4,044	4,158	8,099	8,202	2.8%	0.2%	1.3%
Net fee and commission income	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.6%)	6.6%	9.1%
Trading income	487	(70)	145	23	747	1,271	770	3147.8%	53.4%	(39.4%)
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.9%)	(3.1%)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.5%**	**7.5%**
Income from ongoing operations	1,731	1,851	1,862	1,814	1,900	3,492	3,714	4.7%	9.8%	6.4%
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Grupo Financiero BBVA Bancomer Stock summary	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.15	0.18	0.19	0.19	0.20	0.33	0.39	8.1%	31.4%	19.1%
Earnings per share (EPS) (constant pesos)	0.16	0.19	0.20	0.19	0.20	0.34	0.39	7.5%	25.6%	13.2%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.64	0.67	0.72	0.73	0.77	0.64	0.77	5.9%	21.7%	21.7%
Per share book value (BV) (nominal pesos)	5.06	5.29	5.57	5.81	6.05	5.06	6.05	4.1%	19.5%	19.5%
Per share book value (BV) (constant pesos)	5.29	5.47	5.65	5.83	6.05	5.29	6.05	3.8%	14.4%	14.4%
Total outstanding diluted shares (1) (millions, end of period)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	8.12	7.29	7.91	8.28	8.83	8.12	8.83	6.6%	8.7%	8.7%
Market capitalization (millions, nominal pesos)	75,329	67,629	73,381	76,814	81,916	75,329	81,916	6.6%	8.7%	8.7%
Average daily traded volume (millions of shares)	14.2	10.4	7.0	7.7	8.8	13.0	8.2	14.0%	(38.2%)	(36.8%)
Average daily traded volume (millions, nominal pesos)	126.2	81.0	53.4	64.0	78.7	119.2	71.4	23.0%	(37.6%)	(40.1%)
Closing price / 12m EPS (constant pesos as of each period) (P/E)	12.8	10.8	11.0	11.3	11.4	12.8	11.4	0.7%	(10.7%)	(10.7%)
Closing price / BV (nominal pesos) (P/BV)	1.6	1.4	1.4	1.4	1.5	1.6	1.5	2.5%	(9.0%)	(9.0%)
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (EPADR) (dollars)	0.32	0.38	0.38	0.34	0.39	0.70	0.73	13.5%	21.5%	4.5%
Book value per ADR (BVADR) (dollars)	10.16	10.35	10.66	10.77	11.59	10.16	11.59	7.6%	14.0%	14.0%

(1) As of May 2002 primary shares and diluted shares are the same. Calculated based on average shares for the period.

Grupo Financiero BBVA Bancomer Main indicators	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
INFRASTRUCTURE							
Branches	1,681	1,676	1,665	1,658	1,645	1,681	1,645
ATMs	3,732	3,721	3,752	3,772	3,771	3,732	3,771
Employees							
Financial Group	29,829	29,330	29,078	28,642	28,635	29,829	28,635
Banking Business	26,349	25,902	25,704	25,307	25,274	26,349	25,274
PROFITABILITY RATIOS (%)							
Net interest income (annualized)	4.8	5.1	5.4	5.0	5.1	4.6	5.0
Efficiency ratio (non-interest expense / operating revenues, excluding provisions)	57.3	56.3	55.3	54.0	51.0	57.3	52.4
Net fee and commission income / non-interest expense	62.8	71.3	66.4	72.8	67.6	62.3	70.2
Return on average equity (ROAE)	12.3	14.2	14.2	13.0	13.5	13.4	13.3
Return on average assets (ROAA)	1.3	1.6	1.7	1.5	1.6	1.4	1.6
Tier 1 ratio	8.8	9.7	9.9	11.0	12.6	8.8	12.6
Total capital ratio	12.4	12.8	13.1	14.1	15.2	12.4	15.2
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa (1)	4.8	4.8	4.4	4.9	4.5	4.8	4.5
Gross past-due loan ratio, excluding Fobaproa (1)	7.3	7.0	6.5	7.3	6.6	7.3	6.6
Past-due loan reserve coverage ratio (1)	107.6	108.5	112.8	100.7	109.1	107.6	109.1
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	1.41	1.62	1.83	2.45	2.57	1.48	2.51

(1) As of 2003 mortgage loans are classified as past-due after 90 days of delinquency instead of 180 days. For more detail refer to discussion on "Asset quality".

Grupo Financiero BBVA Bancomer Stock summary	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.15	0.18	0.19	0.19	0.20	0.33	0.39	8.1%	31.4%	19.1%
Earnings per share (EPS) (constant pesos)	0.16	0.19	0.20	0.19	0.20	0.34	0.39	7.5%	25.6%	13.2%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.64	0.67	0.72	0.73	0.77	0.64	0.77	5.9%	21.7%	21.7%
Per share book value (BV) (nominal pesos)	5.06	5.29	5.57	5.81	6.05	5.06	6.05	4.1%	19.5%	19.5%
Per share book value (BV) (constant pesos)	5.29	5.47	5.65	5.83	6.05	5.29	6.05	3.8%	14.4%	14.4%
Total outstanding diluted shares (1) (millions, end of period)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	8.12	7.29	7.91	8.28	8.83	8.12	8.83	6.6%	8.7%	8.7%
Market capitalization (millions, nominal pesos)	75,329	67,629	73,381	76,814	81,916	75,329	81,916	6.6%	8.7%	8.7%
Average daily traded volume (millions of shares)	14.2	10.4	7.0	7.7	8.8	13.0	8.2	14.0%	(38.2%)	(36.8%)
Average daily traded volume (millions, nominal pesos)	126.2	81.0	53.4	64.0	78.7	119.2	71.4	23.0%	(37.6%)	(40.1%)
Closing price / 12m EPS (constant pesos as of each period) (P/E)	12.8	10.8	11.0	11.3	11.4	12.8	11.4	0.7%	(10.7%)	(10.7%)
Closing price / BV (nominal pesos) (P/BV)	1.6	1.4	1.4	1.4	1.5	1.6	1.5	2.5%	(9.0%)	(9.0%)
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (EPADR) (dollars)	0.32	0.38	0.38	0.34	0.39	0.70	0.73	13.5%	21.5%	4.5%
Book value per ADR (BVADR) (dollars)	10.16	10.35	10.66	10.77	11.59	10.16	11.59	7.6%	14.0%	14.0%

(1) As of May 2002 primary shares and diluted shares are the same. Calculated based on average shares for the period.

Grupo Financiero BBVA Bancomer Main indicators	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
INFRASTRUCTURE							
Branches	1,681	1,676	1,665	1,658	1,645	1,681	1,645
ATMs	3,732	3,721	3,752	3,772	3,771	3,732	3,771
Employees							
Financial Group	29,829	29,330	29,078	28,642	28,635	29,829	28,635
Banking Business	26,349	25,902	25,704	25,307	25,274	26,349	25,274
PROFITABILITY RATIOS (%)							
Net interest income (annualized)	4.8	5.1	5.4	5.0	5.1	4.6	5.0
Efficiency ratio (non-interest expense / operating revenues, excluding provisions)	57.3	56.3	55.3	54.0	51.0	57.3	52.4
Net fee and commission income / non-interest expense	62.8	71.3	66.4	72.8	67.6	62.3	70.2
Return on average equity (ROAE)	12.3	14.2	14.2	13.0	13.5	13.4	13.3
Return on average assets (ROAA)	1.3	1.6	1.7	1.5	1.6	1.4	1.6
Tier 1 ratio	8.8	9.7	9.9	11.0	12.6	8.8	12.6
Total capital ratio	12.4	12.8	13.1	14.1	15.2	12.4	15.2
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa (1)	4.8	4.8	4.4	4.9	4.5	4.8	4.5
Gross past-due loan ratio, excluding Fobaproa (1)	7.3	7.0	6.5	7.3	6.6	7.3	6.6
Past-due loan reserve coverage ratio (1)	107.6	108.5	112.8	100.7	109.1	107.6	109.1
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	1.41	1.62	1.83	2.45	2.57	1.48	2.51

(1) As of 2003 mortgage loans are classified as past-due after 90 days of delinquency instead of 180 days. For more detail refer to discussion on "Asset quality".

Recent Highlights

Bancomer improves its mortgage offerings

As of July 2003, Bancomer has improved down payment and interest rate offerings on its mortgage products.

The *Apoyo Infonavit* mortgage product, launched together with the National Workers' Housing Funds Agency, offers the employee's previously accumulated Housing Fund balance as guarantee in case of unemployment. Furthermore, it allows the customer to apply additional bi-monthly employer contributions of 5% of their salary to amortize the balance of the loan or reduce the monthly installment.

Now, Bancomer also offers interest rate alternatives depending on the amount of the down payment. Customers can choose a fixed 15-year peso rate ranging from 14.0% to 15.5% with down payments as low as 10% and up to 30%. This type of loan applies for homes valued at Ps. 829,350 maximum and charges a 1.0% opening fee.

On the regular branch product, the fixed peso interest rate can range from 14.0% to 15.5% for a 15-year loan on down payments starting at 20% and up to 40%. The floating rate option of interbank TIIE rate + 6 percentage points, which was capped at 22.0% is now capped at 20.0%. Furthermore, the origination fee was reduced 50 basis points to 2.5%.

These benefits are additional to those already offered such as unemployment, life and property insurance, low payments starting at Ps. 13.46 per every thousand pesos of credit and income tax deductibility, which differentiate the product in the market as being accessible, transparent and complete.

Bancomer launches electronic remittance card

In August 2003 Bancomer will launch *Envíos de Dinero,* a card which will allow money remittance beneficiaries access to their balance at any teller machine, avoiding the need to physically go to a branch office for their cash.

Furthermore, it can be used as a debit card. This new service will be free of charge for the beneficiary and there will be no minimum balance requirement, in addition to cutting the remittance fee by 20%.

Bancomer, through its subsidiary Bancomer Transfer Services (BTS) has been key in reducing remittance fees and in institutionalizing the money transfer business.

Bancomer launches the *Mini* credit card

In July 2003, Bancomer launched an innovative credit card called *Mini* for its size, an extension to the conventional credit card. The card has no additional cost, is easy to carry – even on a keychain – and can be used the same as a credit card.

The product offers greater security for the customer as it has a different account number and can be assigned a lower credit limit than the core credit account. It is ideal as an extension card for older children or for Internet purchases.

The Private Banking network is strengthened

The brokerage firm's sales force was integrated to the Private Banking network as of June, 2003. Thus, the Casa de Bolsa and Asset Management business unit becomes the sole provider of investment strategy and equity products and services for the Group.

This unit will facilitate entry to the equity markets for individual and corporate clients, offering an array of information and consulting services on a sophisticated market with products including comprehensive portfolio management, mutual funds, equity research, investment strategy, and electronic market data.

First ever bond issue in Mexico rated above sovereign ceiling

In May 2003 the Investment Banking division participated in the issuance of Ps. 1,935 million in UDI-denominated medium-term notes *(certificados bursátiles)* of Promotora y Administradora de Carreteras, S.A. de C.V. and Promotora de Autopistas del Pacífico, S.A. de C.V. The underlying asset is the future stream of toll income.

The notes are insured by MBIA Insurance Corp., which set up financial guarantees, and are therefore rated AAA on a global scale, and mxAAA on a local scale, by Fitch Mexico and Standard & Poor's.

This program is the first ever in the Mexican market to receive a rating above the sovereign ceiling. The success of this transaction is attributable to the successful structuring, distribution and leadership of Bancomer's Investment Banking Unit.

Recent Highlights

Bancomer improves its mortgage offerings

As of July 2003, Bancomer has improved down payment and interest rate offerings on its mortgage products.

The *Apoyo Infonavit* mortgage product, launched together with the National Workers' Housing Funds Agency, offers the employee's previously accumulated Housing Fund balance as guarantee in case of unemployment. Furthermore, it allows the customer to apply additional bi-monthly employer contributions of 5% of their salary to amortize the balance of the loan or reduce the monthly installment.

Now, Bancomer also offers interest rate alternatives depending on the amount of the down payment. Customers can choose a fixed 15-year peso rate ranging from 14.0% to 15.5% with down payments as low as 10% and up to 30%. This type of loan applies for homes valued at Ps. 829,350 maximum and charges a 1.0% opening fee.

On the regular branch product, the fixed peso interest rate can range from 14.0% to 15.5% for a 15-year loan on down payments starting at 20% and up to 40%. The floating rate option of interbank TIIE rate + 6 percentage points, which was capped at 22.0% is now capped at 20.0%. Furthermore, the origination fee was reduced 50 basis points to 2.5%.

These benefits are additional to those already offered such as unemployment, life and property insurance, low payments starting at Ps. 13.46 per every thousand pesos of credit and income tax deductibility, which differentiate the product in the market as being accessible, transparent and complete.

Bancomer launches electronic remittance card

In August 2003 Bancomer will launch *Envíos de Dinero,* a card which will allow money remittance beneficiaries access to their balance at any teller machine, avoiding the need to physically go to a branch office for their cash.

Furthermore, it can be used as a debit card. This new service will be free of charge for the beneficiary and there will be no minimum balance requirement, in addition to cutting the remittance fee by 20%.

Bancomer, through its subsidiary Bancomer Transfer Services (BTS) has been key in reducing remittance fees and in institutionalizing the money transfer business.

Bancomer launches the *Mini* credit card

In July 2003, Bancomer launched an innovative credit card called *Mini* for its size, an extension to the conventional credit card. The card has no additional cost, is easy to carry – even on a keychain – and can be used the same as a credit card.

The product offers greater security for the customer as it has a different account number and can be assigned a lower credit limit than the core credit account. It is ideal as an extension card for older children or for Internet purchases.

The Private Banking network is strengthened

The brokerage firm's sales force was integrated to the Private Banking network as of June, 2003. Thus, the Casa de Bolsa and Asset Management business unit becomes the sole provider of investment strategy and equity products and services for the Group.

This unit will facilitate entry to the equity markets for individual and corporate clients, offering an array of information and consulting services on a sophisticated market with products including comprehensive portfolio management, mutual funds, equity research, investment strategy, and electronic market data.

First ever bond issue in Mexico rated above sovereign ceiling

In May 2003 the Investment Banking division participated in the issuance of Ps. 1,935 million in UDI-denominated medium-term notes *(certificados bursátiles)* of Promotora y Administradora de Carreteras, S.A. de C.V. and Promotora de Autopistas del Pacífico, S.A. de C.V. The underlying asset is the future stream of toll income.

The notes are insured by MBIA Insurance Corp., which set up financial guarantees, and are therefore rated AAA on a global scale, and mxAAA on a local scale, by Fitch Mexico and Standard & Poor's.

This program is the first ever in the Mexican market to receive a rating above the sovereign ceiling. The success of this transaction is attributable to the successful structuring, distribution and leadership of Bancomer's Investment Banking Unit.

Income Statement

Grupo Financiero BBVA Bancomer reported net income of Ps. 1,863 million in 2Q03, a 26.1% increase over 2Q02 and a 7.6% improvement versus the previous quarter. For the first six months of 2003, net income was Ps. 3,594 million. Excluding the extraordinary charge to the Income Statement in 2Q02 from the sale of Bancomer's stake in Far-Ben, net income would have increased 9.8% from 2Q02 to 2Q03. This favorable outcome is mostly attributable to an ongoing improvement in recurrent earnings (net interest income before monetary gains, fees and expenses) which reached Ps. 3,686 million in 2Q03 or 33.4% higher than the same year-earlier period.

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Monetary gain (loss)	242	175	239	119	38	463	157	(67.9%)	(84.1%)	(66.2%)
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)	5.6%	79.2%	66.4%
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**	**2.8%**	**0.2%**	**1.3%**
Net fee and commission income	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.7%)	6.6%	9.1%
Trading income	487	(70)	145	23	747	1,271	770	3136.9%	53.2%	(39.5%)
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.8%)	(3.1%)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.4%**	**7.5%**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)	150.7%	384.3%	163.5%
Monetary gain (loss)	(166)	(132)	(259)	(238)	(209)	(354)	(447)	(12.0%)	25.8%	26.3%
Income before taxes	**2,653**	**2,738**	**2,731**	**2,456**	**2,830**	**5,254**	**5,285**	**15.2%**	**6.7%**	**0.6%**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)	(45.4%)	0.8%	5.0%
Deferred income tax and profit sharing	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)	100.9%	24.1%	(2.9%)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**	**2.1%**	**0.5%**	**1.5%**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31	(586.9%)	(132.2%)	(122.8%)
Income from ongoing operations	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**	**4.7%**	**9.8%**	**6.4%**
Discontinued operations, extraordinary items and changes in accounting standards, net	(218)	0	0	0	0	(218)	0	n.a.	(100.0%)	(100.0%)
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**	**4.7%**	**25.6%**	**13.4%**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)	(55.7%)	6.7%	6.3%
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Net Interest Income

Net interest income before monetary gains was Ps. 5,193 million in 2Q03, a Ps. 251 million-peso increase over the previous quarter due to the combined effect of continued loan growth, lower funding cost and an increase in repo income.

The net interest margin in 2Q03 was 5.1%, a 30 basis-point improvement versus 2Q02 and 10 basis points higher than that of 1Q03. For the first half of 2003, net interest margin reached 5.1% or 40 basis points over the same year-earlier period.

The main factors driving net interest margin performance include:

(a) A Ps. 24 million increase in net interest income on loans and deposits in 2Q03 despite a 292 basis-point drop in the average benchmark interbank rate (28-day TIIE). Comparing 2Q02 and 2Q03, interest income on loans and deposits was Ps. 514 million higher, versus a 91 basis-point contraction in TIIE. Improvement owes to growth in the credit portfolio, especially in consumer loans, which increased 6.8% over the quarter and 21.9% year-on-year. Furthermore, strict pricing has helped reduce the average funding cost on demand and time deposits by 90 basis points over the past twelve months to reach 38.8% of TIIE in 2Q03.

(b) Increased weight of demand deposits in the funding mix, from 43.0% in 2Q02 and 41.1% in 1Q03 to 45.6% in 2Q03. This owed to the migration of balances from time deposits, which dropped 8.1% this quarter versus 2Q02 and 8.8% in 2Q03 alone, to mutual funds, which increased 19.3% and 35.8%, respectively, over the same periods.

(c) Additional repo income of Ps. 248 million in 2Q03 and Ps. 154 million versus 2Q02. The 2Q03 increase resulted from the combination of a steeper yield curve, faster asset repricing in a decreasing interest rate environment, as well as a 22.0% increase in repo transaction volumes.

(d) Monetary gains Ps. 81 million lower this quarter on the back of decreasing inflation, from 1.3% in 1Q03 to -0.07% in 2Q03. Furthermore, of repo income over the past twelve months dropped Ps. 204 million due to a 131 basis-point contraction in inflation from 2Q02 to 2Q03.

Income Statement

Grupo Financiero BBVA Bancomer reported net income of Ps. 1,863 million in 2Q03, a 26.1% increase over 2Q02 and a 7.6% improvement versus the previous quarter. For the first six months of 2003, net income was Ps. 3,594 million. Excluding the extraordinary charge to the Income Statement in 2Q02 from the sale of Bancomer's stake in Far-Ben, net income would have increased 9.8% from 2Q02 to 2Q03. This favorable outcome is mostly attributable to an ongoing improvement in recurrent earnings (net interest income before monetary gains, fees and expenses) which reached Ps. 3,686 million in 2Q03 or 33.4% higher than the same year-earlier period.

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Monetary gain (loss)	242	175	239	119	38	463	157	(67.9%)	(84.1%)	(66.2%)
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)	5.6%	79.2%	66.4%
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**	**2.8%**	**0.2%**	**1.3%**
Net fee and commission income	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.7%)	6.6%	9.1%
Trading income	487	(70)	145	23	747	1,271	770	3136.9%	53.2%	(39.5%)
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.8%)	(3.1%)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.4%**	**7.5%**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)	150.7%	384.3%	163.5%
Monetary gain (loss)	(166)	(132)	(259)	(238)	(209)	(354)	(447)	(12.0%)	25.8%	26.3%
Income before taxes	**2,653**	**2,738**	**2,731**	**2,456**	**2,830**	**5,254**	**5,285**	**15.2%**	**6.7%**	**0.6%**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)	(45.4%)	0.8%	5.0%
Deferred income tax and profit sharing	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)	100.9%	24.1%	(2.9%)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**	**2.1%**	**0.5%**	**1.5%**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31	(586.9%)	(132.2%)	(122.8%)
Income from ongoing operations	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**	**4.7%**	**9.8%**	**6.4%**
Discontinued operations, extraordinary items and changes in accounting standards, net	(218)	0	0	0	0	(218)	0	n.a.	(100.0%)	(100.0%)
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**	**4.7%**	**25.6%**	**13.4%**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)	(55.7%)	6.7%	6.3%
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Net Interest Income

Net interest income before monetary gains was Ps. 5,193 million in 2Q03, a Ps. 251 million-peso increase over the previous quarter due to the combined effect of continued loan growth, lower funding cost and an increase in repo income.

The net interest margin in 2Q03 was 5.1%, a 30 basis-point improvement versus 2Q02 and 10 basis points higher than that of 1Q03. For the first half of 2003, net interest margin reached 5.1% or 40 basis points over the same year-earlier period.

The main factors driving net interest margin performance include:

(a) A Ps. 24 million increase in net interest income on loans and deposits in 2Q03 despite a 292 basis-point drop in the average benchmark interbank rate (28-day TIIE). Comparing 2Q02 and 2Q03, interest income on loans and deposits was Ps. 514 million higher, versus a 91 basis-point contraction in TIIE. Improvement owes to growth in the credit portfolio, especially in consumer loans, which increased 6.8% over the quarter and 21.9% year-on-year. Furthermore, strict pricing has helped reduce the average funding cost on demand and time deposits by 90 basis points over the past twelve months to reach 38.8% of TIIE in 2Q03.

(b) Increased weight of demand deposits in the funding mix, from 43.0% in 2Q02 and 41.1% in 1Q03 to 45.6% in 2Q03. This owed to the migration of balances from time deposits, which dropped 8.1% this quarter versus 2Q02 and 8.8% in 2Q03 alone, to mutual funds, which increased 19.3% and 35.8%, respectively, over the same periods.

(c) Additional repo income of Ps. 248 million in 2Q03 and Ps. 154 million versus 2Q02. The 2Q03 increase resulted from the combination of a steeper yield curve, faster asset repricing in a decreasing interest rate environment, as well as a 22.0% increase in repo transaction volumes.

(d) Monetary gains Ps. 81 million lower this quarter on the back of decreasing inflation, from 1.3% in 1Q03 to -0.07% in 2Q03. Furthermore, of repo income over the past twelve months dropped Ps. 204 million due to a 131 basis-point contraction in inflation from 2Q02 to 2Q03.

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net interest income on loans and deposits	**4,237**	**4,367**	**4,462**	**4,727**	**4,751**	**8,269**	**9,478**	**0.5%**	**12.1%**	**14.6%**
Interest income on loans and equity investments	7,767	8,081	8,393	8,952	7,951	15,835	16,903	(11.2%)	2.4%	6.7%
Interest expense on deposits and funding	(3,530)	(3,714)	(3,931)	(4,225)	(3,200)	(7,566)	(7,425)	(24.3%)	(9.4%)	(1.9%)
Net fee and commission income	**84**	**88**	**83**	**125**	**104**	**197**	**229**	**(17.0%)**	**24.3%**	**16.4%**
Fee and commission income	84	88	83	125	104	197	229	(17.0%)	24.3%	16.4%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repo transactions, net	**184**	**366**	**423**	**90**	**338**	**426**	**428**	**274.5%**	**83.7%**	**0.6%**
Interest income on repo transactions	3,747	4,144	4,887	4,283	4,173	7,871	8,456	(2.6%)	11.4%	7.4%
Interest expense on repo transactions	(3,563)	(3,778)	(4,464)	(4,193)	(3,835)	(7,445)	(8,028)	(8.5%)	7.6%	7.8%
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**	**5.1%**	**15.3%**	**14.0%**
Monetary gain (loss)	242	175	239	119	38	463	157	(68.2%)	(84.3%)	(66.0%)
Net interest income	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Average earning assets	395,610	393,649	387,799	404,858	412,700	398,509	404,940	1.9%	4.3%	1.6%
Net interest margin (annualized) (%)	**4.8**	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**5.1**	**1.4%**	**5.6%**	**8.3%**


8.0%
8.2%
7.6%
8.1%
8.4%
9.7%
6.7%
4.7%
5.1%
4.8%
5.1%
5.4%
5.0%
5.1%
6 months 2002
6 months 2003
2Q02
3Q02
4Q02
1Q03
2Q03
Average 28-day TIIE
Net interest margin (% of average earning assets)

Loan-loss provisioning

A total of Ps. 1,073 million in provisioning were charged to the Income Statement in 2Q03. This figure includes Ps. 101 million of provisioning requirements related to the balance of Ps. 13,829 million in loans to Local State and Municipal Governments which used to be classified as exempt but, as of 2Q03, are rated per request of the National Banking and Securities Commission (CNBV).

The cost of debtor-support programs (Punto Final) in 2Q03 was Ps. 285 million, equivalent to 26.6% of the total provisioning charge for the quarter. The balance of loans subject to this program as of June 2003 was Ps. 26,889 million in mortgages (-2.7% versus 1Q03) and Ps. 398 million in commercial loans (-14.1% in 2Q03).

Additionally, there has been significant growth in the credit card and consumer loan book over a period of more than two years and this portfolio is aging, naturally affecting the level of past-due loans, charge-offs and provisioning requirements. It is important to highlight, however, that performance is in line with expected loss.

Finally, the accumulation of over two-and-a-half years of a decelerating economic backdrop has affected workout efforts and pushed certain debt restructuring negotiations back, therefore demanding higher provisioning on the commercial loan portfolio.

Provisioning requirements equaled 2.6% of total loans, excluding Fobaproa, as of June 2003, resulting in a reserve coverage ratio of 109.1%, an improvement over the 100.7% ratio for the previous quarter.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Beginning balance	14,266	13,351	12,980	12,528	12,161	15,190	12,528
Plus:							
Charge to income statement	599	693	786	1,017	1,073	1,256	2,090
Charge-off recoveries	32	34	109	28	44	92	72
Other	0	0	325	0	0	0	0
Minus:							
Charge-offs on credit cards	(66)	(236)	(97)	(185)	(81)	(171)	(266)
Charge-offs on consumer loans	0	0	(30)	(29)	(25)	0	(54)
Charge-offs on commercial loans	(916)	(160)	(473)	(502)	(535)	(1,243)	(1,037)
Charge-offs on mortgage loans	(391)	(359)	(589)	(400)	(270)	(1,156)	(670)
Applications to performing commercial loans (Punto Final)	(3)	(5)	(4)	(4)	(4)	(12)	(8)
Applications to performing mortgage loans (Punto Final)	(340)	(366)	(348)	(338)	(281)	(710)	(619)
Reserve applications	**(1,716)**	**(1,125)**	**(1,542)**	**(1,458)**	**(1,196)**	**(3,292)**	**(2,654)**
Monetary gain (loss)	169	27	(129)	46	(63)	105	(17)
Ending balance	**13,351**	**12,980**	**12,528**	**12,161**	**12,019**	**13,351**	**12,019**

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net interest income on loans and deposits	**4,237**	**4,367**	**4,462**	**4,727**	**4,751**	**8,269**	**9,478**	**0.5%**	**12.1%**	**14.6%**
Interest income on loans and equity investments	7,767	8,081	8,393	8,952	7,951	15,835	16,903	(11.2%)	2.4%	6.7%
Interest expense on deposits and funding	(3,530)	(3,714)	(3,931)	(4,225)	(3,200)	(7,566)	(7,425)	(24.3%)	(9.4%)	(1.9%)
Net fee and commission income	**84**	**88**	**83**	**125**	**104**	**197**	**229**	**(17.0%)**	**24.3%**	**16.4%**
Fee and commission income	84	88	83	125	104	197	229	(17.0%)	24.3%	16.4%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repo transactions, net	**184**	**366**	**423**	**90**	**338**	**426**	**428**	**274.5%**	**83.7%**	**0.6%**
Interest income on repo transactions	3,747	4,144	4,887	4,283	4,173	7,871	8,456	(2.6%)	11.4%	7.4%
Interest expense on repo transactions	(3,563)	(3,778)	(4,464)	(4,193)	(3,835)	(7,445)	(8,028)	(8.5%)	7.6%	7.8%
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**	**5.1%**	**15.3%**	**14.0%**
Monetary gain (loss)	242	175	239	119	38	463	157	(68.2%)	(84.3%)	(66.0%)
Net interest income	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Average earning assets	395,610	393,649	387,799	404,858	412,700	398,509	404,940	1.9%	4.3%	1.6%
Net interest margin (annualized) (%)	**4.8**	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**5.1**	**1.4%**	**5.6%**	**8.3%**


8.0%
8.2%
7.6%
8.1%
8.4%
9.7%
6.7%
4.7%
5.1%
4.8%
5.1%
5.4%
5.0%
5.1%
6 months 2002
6 months 2003
2Q02
3Q02
4Q02
1Q03
2Q03
Average 28-day TIIE
Net interest margin (% of average earning assets)

Loan-loss provisioning

A total of Ps. 1,073 million in provisioning were charged to the Income Statement in 2Q03. This figure includes Ps. 101 million of provisioning requirements related to the balance of Ps. 13,829 million in loans to Local State and Municipal Governments which used to be classified as exempt but, as of 2Q03, are rated per request of the National Banking and Securities Commission (CNBV).

The cost of debtor-support programs (Punto Final) in 2Q03 was Ps. 285 million, equivalent to 26.6% of the total provisioning charge for the quarter. The balance of loans subject to this program as of June 2003 was Ps. 26,889 million in mortgages (-2.7% versus 1Q03) and Ps. 398 million in commercial loans (-14.1% in 2Q03).

Additionally, there has been significant growth in the credit card and consumer loan book over a period of more than two years and this portfolio is aging, naturally affecting the level of past-due loans, charge-offs and provisioning requirements. It is important to highlight, however, that performance is in line with expected loss.

Finally, the accumulation of over two-and-a-half years of a decelerating economic backdrop has affected workout efforts and pushed certain debt restructuring negotiations back, therefore demanding higher provisioning on the commercial loan portfolio.

Provisioning requirements equaled 2.6% of total loans, excluding Fobaproa, as of June 2003, resulting in a reserve coverage ratio of 109.1%, an improvement over the 100.7% ratio for the previous quarter.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Beginning balance	14,266	13,351	12,980	12,528	12,161	15,190	12,528
Plus:							
Charge to income statement	599	693	786	1,017	1,073	1,256	2,090
Charge-off recoveries	32	34	109	28	44	92	72
Other	0	0	325	0	0	0	0
Minus:							
Charge-offs on credit cards	(66)	(236)	(97)	(185)	(81)	(171)	(266)
Charge-offs on consumer loans	0	0	(30)	(29)	(25)	0	(54)
Charge-offs on commercial loans	(916)	(160)	(473)	(502)	(535)	(1,243)	(1,037)
Charge-offs on mortgage loans	(391)	(359)	(589)	(400)	(270)	(1,156)	(670)
Applications to performing commercial loans (Punto Final)	(3)	(5)	(4)	(4)	(4)	(12)	(8)
Applications to performing mortgage loans (Punto Final)	(340)	(366)	(348)	(338)	(281)	(710)	(619)
Reserve applications	**(1,716)**	**(1,125)**	**(1,542)**	**(1,458)**	**(1,196)**	**(3,292)**	**(2,654)**
Monetary gain (loss)	169	27	(129)	46	(63)	105	(17)
Ending balance	**13,351**	**12,980**	**12,528**	**12,161**	**12,019**	**13,351**	**12,019**

Net fee and commission income

Net fee and commission income of Ps. 3,140 million in 2Q03 was up 6.6% as compared to 2Q02, owing to transaction volume growth. The two strongest fee line items this quarter were credit and debit cards, which increased 36.9% in 2Q03 versus 2Q02, and money remittances, which increased 10.2% over the same period.

Also noteworthy was growth in the mutual fund business of Ps. 47 million, or 16.4% in 2Q03 alone, due to an important sales effort, coupled with a decreasing interest rate trend.

In the first six months of 2003, net fee and commission income was Ps. 537 million higher than in 6M02, reaching a total of Ps. 6,433 million or 9.1% growth. Over this period, a 39.1% increase in credit and debit cards and a 19.9% increase in money remittances stand out.

Due to the above, the contribution of credit and debit card income to total fees went from 19.2% in 6M02 to 24.5% in 6M03. Likewise, money remittances now account for 14.9% of total fee income, 130 basis points more than in 6M02. It is worth mentioning that growth has owed to volumes as credit card origination and use increase and money remittances reach historical highs in terms of both number of transactions, as well as total amounts transferred.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net fee and commission income	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**	**(4.6%)**	**6.6%**	**9.1%**
Credit and debit cards	596	614	741	762	816	1,134	1,578	7.1%	36.9%	39.1%
Account management	598	613	644	575	597	1,145	1,172	3.9%	(0.2%)	2.3%
Pension fund and SAR management	475	823	474	785	463	1,243	1,248	(41.0%)	(2.5%)	0.4%
Money transfers and remittances	453	466	481	460	499	800	959	8.4%	10.2%	19.9%
Mutual fund management	362	345	340	288	335	683	623	16.4%	(7.4%)	(8.8%)
ATMs	177	177	191	164	174	334	338	5.8%	(1.5%)	1.5%
Insurance	117	125	110	128	113	233	241	(12.0%)	(3.5%)	3.8%
Annuities and others	167	139	132	131	143	324	256	9.2%	(14.6%)	(20.9%)

Trading income

Trading income was Ps. 747 million in 2Q03, comparing favorably with income of Ps. 23 million in the previous quarter and of Ps. 487 million in 2Q02. This outcome owes to a combination of securities trading gains of Ps. 556 million, reflecting a downward shifting yield curve, together with Ps. 191 million in foreign currency exchange income.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Trading income	**487**	**(70)**	**145**	**23**	**747**	**1,271**	**770**	**3136.9%**	**53.2%**	**(39.4%)**
Securities trading	206	(305)	(58)	(246)	556	756	310	(326.3%)	169.9%	(58.9%)
Foreign exchange trading	281	235	203	269	191	515	460	(29.1%)	(32.3%)	(10.7%)

As of June 2003, the securities investment portfolio totaled Ps. 96,156 million, breaking down into 59.2% government bonds, 34.2% bank bonds, 1.4% other debt bonds and, finally, only 5.2% in equity investments.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other fixed income	Equity	Total
Securities for trading	21,695	32,817	1,109	464	56,085
Securities for sale	23	62	100	4,524	4,709
Securities held to maturity	35,208	0	154	0	35,362
Total	**56,926**	**32,879**	**1,363**	**4,988**	**96,156**

Non-interest expense

Non-interest expense dropped 0.9% in 2Q03 to Ps. 4,647 million and, in 6M03, has been reduced by Ps. 297 million or 3.1%. It is worth mentioning that the cost-cutting efforts have achieved a 33.6% reduction in real accumulated terms, starting from the combined expense base of all three original banks (Bancomer, BBV Mexico and Promex) before the merger. Despite a decreasing trend in savings, as it becomes increasingly challenging to find new opportunities for reductions, expense control is embedded in Group corporate culture.

In regards to the manageable expense items (wages and salaries and administrative and operating expense), these have been reduced 2.3% over the past twelve months to 2Q03, and 4.2% comparing 6M02 and 6M03, offsetting increasing non-manageable expense items. Consequently, the Group's efficiency ratio has dropped substantially, from 57.3% in 2Q02 and 54.0% in 1Q03, to 51.0% in 2Q03, a 630 and 300 basis-point improvement, respectively.

Net fee and commission income

Net fee and commission income of Ps. 3,140 million in 2Q03 was up 6.6% as compared to 2Q02, owing to transaction volume growth. The two strongest fee line items this quarter were credit and debit cards, which increased 36.9% in 2Q03 versus 2Q02, and money remittances, which increased 10.2% over the same period.

Also noteworthy was growth in the mutual fund business of Ps. 47 million, or 16.4% in 2Q03 alone, due to an important sales effort, coupled with a decreasing interest rate trend.

In the first six months of 2003, net fee and commission income was Ps. 537 million higher than in 6M02, reaching a total of Ps. 6,433 million or 9.1% growth. Over this period, a 39.1% increase in credit and debit cards and a 19.9% increase in money remittances stand out.

Due to the above, the contribution of credit and debit card income to total fees went from 19.2% in 6M02 to 24.5% in 6M03. Likewise, money remittances now account for 14.9% of total fee income, 130 basis points more than in 6M02. It is worth mentioning that growth has owed to volumes as credit card origination and use increase and money remittances reach historical highs in terms of both number of transactions, as well as total amounts transferred.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Net fee and commission income	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**	**(4.6%)**	**6.6%**	**9.1%**
Credit and debit cards	596	614	741	762	816	1,134	1,578	7.1%	36.9%	39.1%
Account management	598	613	644	575	597	1,145	1,172	3.9%	(0.2%)	2.3%
Pension fund and SAR management	475	823	474	785	463	1,243	1,248	(41.0%)	(2.5%)	0.4%
Money transfers and remittances	453	466	481	460	499	800	959	8.4%	10.2%	19.9%
Mutual fund management	362	345	340	288	335	683	623	16.4%	(7.4%)	(8.8%)
ATMs	177	177	191	164	174	334	338	5.8%	(1.5%)	1.5%
Insurance	117	125	110	128	113	233	241	(12.0%)	(3.5%)	3.8%
Annuities and others	167	139	132	131	143	324	256	9.2%	(14.6%)	(20.9%)

Trading income

Trading income was Ps. 747 million in 2Q03, comparing favorably with income of Ps. 23 million in the previous quarter and of Ps. 487 million in 2Q02. This outcome owes to a combination of securities trading gains of Ps. 556 million, reflecting a downward shifting yield curve, together with Ps. 191 million in foreign currency exchange income.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Trading income	**487**	**(70)**	**145**	**23**	**747**	**1,271**	**770**	**3136.9%**	**53.2%**	**(39.4%)**
Securities trading	206	(305)	(58)	(246)	556	756	310	(326.3%)	169.9%	(58.9%)
Foreign exchange trading	281	235	203	269	191	515	460	(29.1%)	(32.3%)	(10.7%)

As of June 2003, the securities investment portfolio totaled Ps. 96,156 million, breaking down into 59.2% government bonds, 34.2% bank bonds, 1.4% other debt bonds and, finally, only 5.2% in equity investments.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other fixed income	Equity	Total
Securities for trading	21,695	32,817	1,109	464	56,085
Securities for sale	23	62	100	4,524	4,709
Securities held to maturity	35,208	0	154	0	35,362
Total	**56,926**	**32,879**	**1,363**	**4,988**	**96,156**

Non-interest expense

Non-interest expense dropped 0.9% in 2Q03 to Ps. 4,647 million and, in 6M03, has been reduced by Ps. 297 million or 3.1%. It is worth mentioning that the cost-cutting efforts have achieved a 33.6% reduction in real accumulated terms, starting from the combined expense base of all three original banks (Bancomer, BBV Mexico and Promex) before the merger. Despite a decreasing trend in savings, as it becomes increasingly challenging to find new opportunities for reductions, expense control is embedded in Group corporate culture.

In regards to the manageable expense items (wages and salaries and administrative and operating expense), these have been reduced 2.3% over the past twelve months to 2Q03, and 4.2% comparing 6M02 and 6M03, offsetting increasing non-manageable expense items. Consequently, the Group's efficiency ratio has dropped substantially, from 57.3% in 2Q02 and 54.0% in 1Q03, to 51.0% in 2Q03, a 630 and 300 basis-point improvement, respectively.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Non-interest expense	**4,687**	**4,633**	**4,685**	**4,523**	**4,647**	**9,467**	**9,170**	**2.7%**	**(0.9%)**	**(3.1%)**
Wages and employee benefits (A)	2,199	2,104	2,049	2,131	2,136	4,420	4,266	0.2%	(2.9%)	(3.5%)
Administrative and operating expense (B)	1,314	1,369	1,415	1,214	1,297	2,654	2,512	6.8%	(1.3%)	(5.4%)
Rents, depreciation and amortization	596	578	594	544	582	1,204	1,126	6.9%	(2.4%)	(6.5%)
VAT and other taxes not including income tax and profit sharing	239	226	279	255	269	494	524	5.6%	12.3%	6.0%
Deposit insurance fee to IPAB	339	356	348	379	363	695	742	(4.2%)	7.1%	6.8%
Manageable expense (A+B)	*3,513*	*3,473*	*3,464*	*3,345*	*3,433*	*7,074*	*6,778*	***2.6%***	***(2.3%)***	***(4.2%)***

Recurrent Income Breakdown Analysis

Core earnings (net interest income, fees and expenses) increased Ps. 923 million or 33.4% from 2Q02 to 2Q03, mainly attributable to net interest income growing from 4.04% to 4.56% of total average assets. This favorable outcome in interest income is a result of strict price controls, an improved funding mix and loan growth, responding resiliently to a 91 basis-point drop in the average 28-day interbank TIIE rate over the same period.

Similarly, fee income also increased as a percent of average assets, from 2.64% in 2Q02 to 2.76% twelve months later, contributing 37.7% of 2Q03 income. This line item has distinct seasonality stemming from Afore contributions made twice in the first and third quarters, and only once in the second and fourth.

Additionally, expenses have dropped 12 basis points as a percent of average assets from 2Q02 to 2Q03, to end at 4.08%. The fee to expense ratio has also increased significantly, from 62.8% in 2Q02 to 67.6% in 2Q03.

Thus, recurrent earnings have shown steady improvement, growing from 2.48% of average assets in 2Q02 to 3.24% a year later. Also noteworthy is the fact that progress is increasingly due to strengthening net interest income rather than to expense reductions and greater fee income.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135
Fee and commission income, net	2,945	3,302	3,113	3,293	3,140	5,896	6,433
Total revenues (A)	**7,450**	**8,123**	**8,081**	**8,235**	**8,333**	**14,788**	**16,568**
Total expense (B)	4,687	4,633	4,685	4,523	4,647	9,467	9,170
Core earnings (A-B)	**2,763**	**3,490**	**3,396**	**3,712**	**3,686**	**5,321**	**7,398**
Total average assets (TAAs)	446,423	446,790	437,728	449,096	455,571	449,514	448,416
Net interest income before monetary gain (loss) / TAAs	4.04%	4.32%	4.54%	4.40%	4.56%	3.96%	4.52%
Fee and commission income, net / TAAs	2.64%	2.96%	2.84%	2.93%	2.76%	2.62%	2.87%
Total revenues / TAAs (C)	6.67%	7.27%	7.38%	7.34%	7.32%	6.58%	7.39%
Total expense / TAAs (D)	4.20%	4.15%	4.28%	4.03%	4.08%	4.21%	4.09%
Core earnings / TAAs (C-D)	**2.48%**	**3.12%**	**3.10%**	**3.31%**	**3.24%**	**2.37%**	**3.30%**

Business Volumes

Performing loans

All performing line items, excluding UDI trusts, did well in 2Q03 (without taking into account government debtor- support programs). Loans to the private sector increased Ps. 3,668 million this quarter, or 3.9% over 1Q03.

The commercial loan book in pesos was up 5.4% in 2Q03, enough to offset a 3.1% drop in dollar-denominated loans resulting from the peso appreciating 3.3% over the quarter. Therefore, total commercial loans increased Ps. 825 million or 1.3% in 2Q03.

Consumer loans came back on track after a seasonal first-quarter deceleration, increasing 6.8% versus 1Q03, and 21.9% compared to 2Q02, that is, Ps. 1,362 million and Ps. 3,867 million, respectively, in origination. Growth owed to intense commercial activity through promotional campaigns and a focus on payroll loans (Creditón Nómina) and credit cards.

In 2Q03, Bancomer approved over 100,000 auto and personal loans, versus 50,000 in 1Q03, and issued on average more than 56,000 credit cards per month, as compared to a 43,000 monthly average in 1Q03.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003	2Q03/ 1Q03	2Q03/ 2Q02	6M03/ 6M02
Non-interest expense	**4,687**	**4,633**	**4,685**	**4,523**	**4,647**	**9,467**	**9,170**	**2.7%**	**(0.9%)**	**(3.1%)**
Wages and employee benefits (A)	2,199	2,104	2,049	2,131	2,136	4,420	4,266	0.2%	(2.9%)	(3.5%)
Administrative and operating expense (B)	1,314	1,369	1,415	1,214	1,297	2,654	2,512	6.8%	(1.3%)	(5.4%)
Rents, depreciation and amortization	596	578	594	544	582	1,204	1,126	6.9%	(2.4%)	(6.5%)
VAT and other taxes not including income tax and profit sharing	239	226	279	255	269	494	524	5.6%	12.3%	6.0%
Deposit insurance fee to IPAB	339	356	348	379	363	695	742	(4.2%)	7.1%	6.8%
Manageable expense (A+B)	*3,513*	*3,473*	*3,464*	*3,345*	*3,433*	*7,074*	*6,778*	*2.6%*	*(2.3%)*	*(4.2%)*

Recurrent Income Breakdown Analysis

Core earnings (net interest income, fees and expenses) increased Ps. 923 million or 33.4% from 2Q02 to 2Q03, mainly attributable to net interest income growing from 4.04% to 4.56% of total average assets. This favorable outcome in interest income is a result of strict price controls, an improved funding mix and loan growth, responding resiliently to a 91 basis-point drop in the average 28-day interbank TIIE rate over the same period.

Similarly, fee income also increased as a percent of average assets, from 2.64% in 2Q02 to 2.76% twelve months later, contributing 37.7% of 2Q03 income. This line item has distinct seasonality stemming from Afore contributions made twice in the first and third quarters, and only once in the second and fourth.

Additionally, expenses have dropped 12 basis points as a percent of average assets from 2Q02 to 2Q03, to end at 4.08%. The fee to expense ratio has also increased significantly, from 62.8% in 2Q02 to 67.6% in 2Q03.

Thus, recurrent earnings have shown steady improvement, growing from 2.48% of average assets in 2Q02 to 3.24% a year later. Also noteworthy is the fact that progress is increasingly due to strengthening net interest income rather than to expense reductions and greater fee income.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Net interest income before monetary gain (loss)	4,505	4,821	4,968	4,942	5,193	8,892	10,135
Fee and commission income, net	2,945	3,302	3,113	3,293	3,140	5,896	6,433
Total revenues (A)	**7,450**	**8,123**	**8,081**	**8,235**	**8,333**	**14,788**	**16,568**
Total expense (B)	4,687	4,633	4,685	4,523	4,647	9,467	9,170
Core earnings (A-B)	**2,763**	**3,490**	**3,396**	**3,712**	**3,686**	**5,321**	**7,398**
Total average assets (TAAs)	446,423	446,790	437,728	449,096	455,571	449,514	448,416
Net interest income before monetary gain (loss) / TAAs	4.04%	4.32%	4.54%	4.40%	4.56%	3.96%	4.52%
Fee and commission income, net / TAAs	2.64%	2.96%	2.84%	2.93%	2.76%	2.62%	2.87%
Total revenues / TAAs (C)	6.67%	7.27%	7.38%	7.34%	7.32%	6.58%	7.39%
Total expense / TAAs (D)	4.20%	4.15%	4.28%	4.03%	4.08%	4.21%	4.09%
Core earnings / TAAs (C-D)	**2.48%**	**3.12%**	**3.10%**	**3.31%**	**3.24%**	**2.37%**	**3.30%**

Business Volumes

Performing loans

All performing line items, excluding UDI trusts, did well in 2Q03 (without taking into account government debtor- support programs). Loans to the private sector increased Ps. 3,668 million this quarter, or 3.9% over 1Q03.

The commercial loan book in pesos was up 5.4% in 2Q03, enough to offset a 3.1% drop in dollar-denominated loans resulting from the peso appreciating 3.3% over the quarter. Therefore, total commercial loans increased Ps. 825 million or 1.3% in 2Q03.

Consumer loans came back on track after a seasonal first-quarter deceleration, increasing 6.8% versus 1Q03, and 21.9% compared to 2Q02, that is, Ps. 1,362 million and Ps. 3,867 million, respectively, in origination. Growth owed to intense commercial activity through promotional campaigns and a focus on payroll loans (Creditón Nómina) and credit cards.

In 2Q03, Bancomer approved over 100,000 auto and personal loans, versus 50,000 in 1Q03, and issued on average more than 56,000 credit cards per month, as compared to a 43,000 monthly average in 1Q03.

Grupo Financiero BBVA Bancomer Performing loans excluding UDI trusts, excluding Fobaproa Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial	67,471	67,067	68,145	64,129	64,954	1.3%	(3.7%)
Financial institutions	0	0	0	0	1,436	n.a.	n.a.
Consumer	17,634	19,602	20,465	20,139	21,501	6.8%	21.9%
Mortgage	11,554	10,964	10,516	9,668	9,713	0.5%	(15.9%)
Total private sector loans	**96,659**	**97,633**	**99,126**	**93,936**	**97,604**	**3.9%**	**1.0%**
Government	14,771	16,163	17,482	17,588	17,913	1.9%	21.3%
Government support programs	971	1,500	2,050	2,554	931	(63.6%)	(4.2%)
Total government loans	**15,742**	**17,663**	**19,532**	**20,142**	**18,844**	**(6.4%)**	**19.7%**
Total exUDI performing loans	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**

Grupo Financiero BBVA Bancomer Commercial loan breakdown Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial loans in pesos	33,707	32,632	35,016	33,315	35,101	5.4%	4.1%
Commercial loans in dollars	33,764	34,435	33,129	30,814	29,853	(3.1%)	(11.6%)

On the other hand, the UDI trust portfolio in 2Q03 dropped 2.4% and 13.0%, respectively, versus 1Q03 and 2Q02 to Ps. 39,259 million at the end of 2Q03. The contraction owes to the fact that this portfolio concentrates older loans with no new origination. Also worth mentioning is that this segment represents 25.2% of total loans, excluding Fobaproa, in 2Q03, down from 28.6% in 2Q02.

Finally, total performing loans excluding Fobaproa/IPAB showed marginal growth of 0.9% in 2Q03, attributable to the strength of the consumer portfolio and the slight recovery in commercial loans.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Portfolio ex-UDI trusts	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**
UDI trusts							
Commercial	1,047	845	130	120	110	(8.3%)	(89.5%)
Mortgage	31,646	30,937	29,984	28,088	27,319	(2.7%)	(13.7%)
Government	12,436	12,296	12,123	12,013	11,830	(1.5%)	(4.9%)
Subtotal UDI trusts	**45,129**	**44,078**	**42,237**	**40,221**	**39,259**	**(2.4%)**	**(13.0%)**
Total performing loans	**157,530**	**159,374**	**160,895**	**154,299**	**155,707**	**0.9%**	**(1.2%)**

In addition to traditional lending, Bancomer has consolidated its position as the lead bond issuer in Mexico, an important source of fee income. According to Bloomberg, in the first six months of 2003, Bancomer took 45.1% market share as lead underwriter in the local bond market in transactions worth USD 847 million. Furthermore, together with BBVA, Bancomer also took the lead in domestic bond issues in Latin America with 22.2% market share and transactions worth USD 790 million in 6M03.

Deposits

Peso funding through the branch network increased 4.5% from 1Q03 to 2Q03. Regardless, due to a drop in dollar deposits – mainly related to more expensive institutional clients -, total network deposits registered only 1.2% growth this quarter.

The best performance was in mutual fund balances, which increased Ps. 19,912 million from March to June 2003, and Ps. 12,220 million over the past twelve months, that is, 35.8% and 19.3% growth versus 1Q03 and 2Q02, respectively, reaching a total balance of Ps. 75,547 million in assets under management. Greater activity in mutual funds was a natural customer response to decreasing rates over the quarter, which typically triggers a substitution of time deposits for funds.

Consequently, time deposits dropped 8.7% for the quarter. Nonetheless, this helped improve the funding mix, from 43.0% demand deposits to total deposits in 2Q02 and 41.1% in 1Q03, to 45.6% in 2Q03.

Grupo Financiero BBVA Bancomer Performing loans excluding UDI trusts, excluding Fobaproa Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial	67,471	67,067	68,145	64,129	64,954	1.3%	(3.7%)
Financial institutions	0	0	0	0	1,436	n.a.	n.a.
Consumer	17,634	19,602	20,465	20,139	21,501	6.8%	21.9%
Mortgage	11,554	10,964	10,516	9,668	9,713	0.5%	(15.9%)
Total private sector loans	**96,659**	**97,633**	**99,126**	**93,936**	**97,604**	**3.9%**	**1.0%**
Government	14,771	16,163	17,482	17,588	17,913	1.9%	21.3%
Government support programs	971	1,500	2,050	2,554	931	(63.6%)	(4.2%)
Total government loans	**15,742**	**17,663**	**19,532**	**20,142**	**18,844**	**(6.4%)**	**19.7%**
Total exUDI performing loans	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**

Grupo Financiero BBVA Bancomer Commercial loan breakdown Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial loans in pesos	33,707	32,632	35,016	33,315	35,101	5.4%	4.1%
Commercial loans in dollars	33,764	34,435	33,129	30,814	29,853	(3.1%)	(11.6%)

On the other hand, the UDI trust portfolio in 2Q03 dropped 2.4% and 13.0%, respectively, versus 1Q03 and 2Q02 to Ps. 39,259 million at the end of 2Q03. The contraction owes to the fact that this portfolio concentrates older loans with no new origination. Also worth mentioning is that this segment represents 25.2% of total loans, excluding Fobaproa, in 2Q03, down from 28.6% in 2Q02.

Finally, total performing loans excluding Fobaproa/IPAB showed marginal growth of 0.9% in 2Q03, attributable to the strength of the consumer portfolio and the slight recovery in commercial loans.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Portfolio ex-UDI trusts	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**
UDI trusts							
Commercial	1,047	845	130	120	110	(8.3%)	(89.5%)
Mortgage	31,646	30,937	29,984	28,088	27,319	(2.7%)	(13.7%)
Government	12,436	12,296	12,123	12,013	11,830	(1.5%)	(4.9%)
Subtotal UDI trusts	**45,129**	**44,078**	**42,237**	**40,221**	**39,259**	**(2.4%)**	**(13.0%)**
Total performing loans	**157,530**	**159,374**	**160,895**	**154,299**	**155,707**	**0.9%**	**(1.2%)**

In addition to traditional lending, Bancomer has consolidated its position as the lead bond issuer in Mexico, an important source of fee income. According to Bloomberg, in the first six months of 2003, Bancomer took 45.1% market share as lead underwriter in the local bond market in transactions worth USD 847 million. Furthermore, together with BBVA, Bancomer also took the lead in domestic bond issues in Latin America with 22.2% market share and transactions worth USD 790 million in 6M03.

Deposits

Peso funding through the branch network increased 4.5% from 1Q03 to 2Q03. Regardless, due to a drop in dollar deposits – mainly related to more expensive institutional clients -, total network deposits registered only 1.2% growth this quarter.

The best performance was in mutual fund balances, which increased Ps. 19,912 million from March to June 2003, and Ps. 12,220 million over the past twelve months, that is, 35.8% and 19.3% growth versus 1Q03 and 2Q02, respectively, reaching a total balance of Ps. 75,547 million in assets under management. Greater activity in mutual funds was a natural customer response to decreasing rates over the quarter, which typically triggers a substitution of time deposits for funds.

Consequently, time deposits dropped 8.7% for the quarter. Nonetheless, this helped improve the funding mix, from 43.0% demand deposits to total deposits in 2Q02 and 41.1% in 1Q03, to 45.6% in 2Q03.

Grupo Financiero BBVA Bancomer Deposits Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Demand	142,548	141,767	152,241	148,090	146,427	(1.1%)	2.7%
Time (Branch network)	157,426	151,962	143,925	158,749	144,863	(8.7%)	(8.0%)
Fixed-income mutual funds	63,327	59,674	63,460	55,635	75,547	35.8%	19.3%
Equity mutual funds	3,772	3,226	2,901	2,533	2,584	2.0%	(31.5%)
Branch deposits	**367,073**	**356,629**	**362,527**	**365,007**	**369,421**	**1.2%**	**0.6%**
Time (Treasury)	31,382	34,482	24,486	53,673	29,672	(44.7%)	(5.4%)
Total deposits	**398,455**	**391,111**	**387,013**	**418,680**	**399,093**	**(4.7%)**	**0.2%**

Grupo Financiero BBVA Bancomer Branch deposit breakdown Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Branch deposits in pesos	334,231	319,135	335,769	330,472	345,194	4.5%	3.3%
Branch deposits in dollars	32,843	37,495	26,759	34,534	24,227	(29.8%)	(26.2%)

Asset Quality

Non-Performing Loans

Non-performing loans decreased 8.8% from 1Q03 to 2Q03 to Ps. 11,015 million due to significant recovery and workout efforts. On a 12-month comparative basis, past-due loans dropped 11.2%, even including the effect of the change in non-performing loan classification for the mortgage portfolio as of 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial	5,155	5,140	4,759	4,536	3,755	(17.2%)	(27.2%)
Financial institutions	0	0	0	0	1	n.a.	n.a.
Consumer	1,031	985	1,087	1,048	1,192	13.8%	15.6%
Mortgage	6,221	5,842	5,263	6,492	6,067	(6.5%)	(2.5%)
Total non-performing loans	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**	**(8.8%)**	**(11.2%)**

Non-performing loans for 2Q02 and 2Q03 are not comparable due to the last phasing in of past-due loan classification standards from the National Banking and Securities Commission (CNBV) applicable starting January 1, 2003. As of then, loans with past-due installments over 90 days are considered non-performing, versus the previous criteria of 150 days. The effect of applying such regulation in 2Q03 is Ps. 878 million of additional past-due mortgage balances. Therefore, the past-due mortgage loan ratio would be 12.0% instead of 14.1% as of June 2003.

Grupo Financiero BBVA Bancomer Past-due loan ratio Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Non-performing mortgage loans	6,221	5,842	5,263	6,492	6,067
Total mortgage loans	49,421	47,743	45,763	44,248	43,099
Past-due mortgage loan ratio	12.6%	12.2%	11.5%	14.7%	14.1%
Past-due mortgage loan ratio without change in regulation	12.6%	12.2%	11.5%	12.5%	12.0%
Total non-performing loans	12,407	11,967	11,109	12,076	11,015
Total loans, excluding Fobaproa	169,937	171,341	172,004	166,375	166,722
Total past-due loan ratio	7.3%	7.0%	6.5%	7.3%	6.6%
Total past-due loan ratio without change in regulation	7.3%	7.0%	6.5%	6.7%	6.1%

Loan Portfolio Rating

As of June 2003, reserve requirements were Ps. 12,019 million, which include 100.0% reserves for past-due interest payments.

Based on agreements between the CNBV and credit institutions, troubled loans are defined as those rated D and E, therefore, troubled commercial loans total Ps. 8,012 million as of June 2003, equivalent to 2.7% of the portfolio.

In 2Q03, loan-loss reserves include Ps. 101 million required for Local State and Municipal loans worth Ps. 13,829 which used to be exempt.

Grupo Financiero BBVA Bancomer Deposits Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Demand	142,548	141,767	152,241	148,090	146,427	(1.1%)	2.7%
Time (Branch network)	157,426	151,962	143,925	158,749	144,863	(8.7%)	(8.0%)
Fixed-income mutual funds	63,327	59,674	63,460	55,635	75,547	35.8%	19.3%
Equity mutual funds	3,772	3,226	2,901	2,533	2,584	2.0%	(31.5%)
Branch deposits	**367,073**	**356,629**	**362,527**	**365,007**	**369,421**	**1.2%**	**0.6%**
Time (Treasury)	31,382	34,482	24,486	53,673	29,672	(44.7%)	(5.4%)
Total deposits	**398,455**	**391,111**	**387,013**	**418,680**	**399,093**	**(4.7%)**	**0.2%**

Grupo Financiero BBVA Bancomer Branch deposit breakdown Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Branch deposits in pesos	334,231	319,135	335,769	330,472	345,194	4.5%	3.3%
Branch deposits in dollars	32,843	37,495	26,759	34,534	24,227	(29.8%)	(26.2%)

Asset Quality

Non-Performing Loans

Non-performing loans decreased 8.8% from 1Q03 to 2Q03 to Ps. 11,015 million due to significant recovery and workout efforts. On a 12-month comparative basis, past-due loans dropped 11.2%, even including the effect of the change in non-performing loan classification for the mortgage portfolio as of 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Commercial	5,155	5,140	4,759	4,536	3,755	(17.2%)	(27.2%)
Financial institutions	0	0	0	0	1	n.a.	n.a.
Consumer	1,031	985	1,087	1,048	1,192	13.8%	15.6%
Mortgage	6,221	5,842	5,263	6,492	6,067	(6.5%)	(2.5%)
Total non-performing loans	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**	**(8.8%)**	**(11.2%)**

Non-performing loans for 2Q02 and 2Q03 are not comparable due to the last phasing in of past-due loan classification standards from the National Banking and Securities Commission (CNBV) applicable starting January 1, 2003. As of then, loans with past-due installments over 90 days are considered non-performing, versus the previous criteria of 150 days. The effect of applying such regulation in 2Q03 is Ps. 878 million of additional past-due mortgage balances. Therefore, the past-due mortgage loan ratio would be 12.0% instead of 14.1% as of June 2003.

Grupo Financiero BBVA Bancomer Past-due loan ratio Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Non-performing mortgage loans	6,221	5,842	5,263	6,492	6,067
Total mortgage loans	49,421	47,743	45,763	44,248	43,099
Past-due mortgage loan ratio	12.6%	12.2%	11.5%	14.7%	14.1%
Past-due mortgage loan ratio without change in regulation	12.6%	12.2%	11.5%	12.5%	12.0%
Total non-performing loans	12,407	11,967	11,109	12,076	11,015
Total loans, excluding Fobaproa	169,937	171,341	172,004	166,375	166,722
Total past-due loan ratio	7.3%	7.0%	6.5%	7.3%	6.6%
Total past-due loan ratio without change in regulation	7.3%	7.0%	6.5%	6.7%	6.1%

Loan Portfolio Rating

As of June 2003, reserve requirements were Ps. 12,019 million, which include 100.0% reserves for past-due interest payments.

Based on agreements between the CNBV and credit institutions, troubled loans are defined as those rated D and E, therefore, troubled commercial loans total Ps. 8,012 million as of June 2003, equivalent to 2.7% of the portfolio.

In 2Q03, loan-loss reserves include Ps. 101 million required for Local State and Municipal loans worth Ps. 13,829 which used to be exempt.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	2Q02		1Q03		2Q03	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	272,993	779	267,419	910	272,927	1,410
B	20,607	2,485	18,136	2,514	14,752	1,826
C	9,822	3,500	7,531	2,748	5,693	2,132
D	5,583	3,943	4,779	3,387	4,982	3,523
E	2,552	2,697	2,563	2,602	3,030	3,128
TOTAL	**311,557**	**13,404**	**300,428**	**12,161**	**301,384**	**12,019**
Minus:						
Loan charge-offs and discounts		53		0		0
Total requirement	**311,557**	**13,351**	**300,428**	**12,161**	**301,384**	**12,019**

Loans rated A include exempt loans for Ps. 142,779 million which include the gross balance of Fobaproa/IPAB notes.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial [1]		Mortgage		Consumer	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	222,635	1,059	30,008	248	20,284	102
B	7,761	1,252	5,808	456	1,183	118
C	2,263	975	3,155	1,033	275	124
D	211	164	4,336	3,035	435	324
E	2,388	2,361	2	120	640	648
Total	**235,258**	**5,811**	**43,309**	**4,892**	**22,817**	**1,316**

Loans rated A include exempt loans for Ps. 142,779 million which include the gross balance of Fobaproa/IPAB notes.

(1) Includes Ps. 101 million required of Local State and Municipal loans as of 2Q03.

Other Income Statement Items

Fobaproa/IPAB

As of June 2003, the gross balance of Fobaproa/IPAB notes was Ps. 125,966 million. Net of deposits in checking accounts, this balance reached Ps. 107,714 million. Net of reserves totaling Ps. 28,397 million, the total balance was Ps. 79,317 million. The latter is the amount registered on the Balance Sheet.

Grupo Financiero BBVA Bancomer Fobaproa/IPAB notes Millions of pesos	Notes with loss sharing	Notes without loss sharing	Total
Gross balance of notes	94,616	31,350	**125,966**
Deposits in checking accounts	(17,111)	(1,141)	**(18,252)**
Balance of notes, net of deposits	**77,505**	**30,209**	**107,714**
Reserves	(28,397)	0	**(28,397)**
Balance of notes, net of reserves	**49,108**	**30,209**	**79,317**

The balance of Fobaproa notes with loss sharing or incentive schemes as of June 2003 was Ps. 77,505 million net of deposits in checking accounts. Net of reserves, this balance drops to Ps. 49,108 million. Recoveries including repossessed assets accounted for 21.2% of the gross note as of June 2003.

Grupo Financiero BBVA Bancomer Fobaproa notes with loss sharing Millions of pesos	Commercial	Mortgage	Total
Gross balance of notes	70,795	23,821	**94,616**
Deposits in checking accounts	(12,312)	(4,799)	**(17,111)**
Balance of notes, net of deposits	**58,483**	**19,022**	**77,505**
Reserves	(23,641)	(4,756)	**(28,397)**
Balance of notes, net of reserves	**34,842**	**14,266**	**49,108**
Recoverable base			
Repossessed assets	2,749	204	**2,953**
Originating loans	5,294	8,077	**13,371**
Accumulated interest	4,542	4,382	**8,924**
Total recoverable base	**12,585**	**12,663**	**25,248**

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	2Q02		1Q03		2Q03	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	272,993	779	267,419	910	272,927	1,410
B	20,607	2,485	18,136	2,514	14,752	1,826
C	9,822	3,500	7,531	2,748	5,693	2,132
D	5,583	3,943	4,779	3,387	4,982	3,523
E	2,552	2,697	2,563	2,602	3,030	3,128
TOTAL	**311,557**	**13,404**	**300,428**	**12,161**	**301,384**	**12,019**
Minus:						
Loan charge-offs and discounts		53		0		0
Total requirement	**311,557**	**13,351**	**300,428**	**12,161**	**301,384**	**12,019**

Loans rated A include exempt loans for Ps. 142,779 million which include the gross balance of Fobaproa/IPAB notes.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial [1]		Mortgage		Consumer	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	222,635	1,059	30,008	248	20,284	102
B	7,761	1,252	5,808	456	1,183	118
C	2,263	975	3,155	1,033	275	124
D	211	164	4,336	3,035	435	324
E	2,388	2,361	2	120	640	648
Total	**235,258**	**5,811**	**43,309**	**4,892**	**22,817**	**1,316**

Loans rated A include exempt loans for Ps. 142,779 million which include the gross balance of Fobaproa/IPAB notes.

(1) Includes Ps. 101 million required of Local State and Municipal loans as of 2Q03.

Other Income Statement Items

Fobaproa/IPAB

As of June 2003, the gross balance of Fobaproa/IPAB notes was Ps. 125,966 million. Net of deposits in checking accounts, this balance reached Ps. 107,714 million. Net of reserves totaling Ps. 28,397 million, the total balance was Ps. 79,317 million. The latter is the amount registered on the Balance Sheet.

Grupo Financiero BBVA Bancomer Fobaproa/IPAB notes Millions of pesos	Notes with loss sharing	Notes without loss sharing	Total
Gross balance of notes	94,616	31,350	**125,966**
Deposits in checking accounts	(17,111)	(1,141)	**(18,252)**
Balance of notes, net of deposits	**77,505**	**30,209**	**107,714**
Reserves	(28,397)	0	**(28,397)**
Balance of notes, net of reserves	**49,108**	**30,209**	**79,317**

The balance of Fobaproa notes with loss sharing or incentive schemes as of June 2003 was Ps. 77,505 million net of deposits in checking accounts. Net of reserves, this balance drops to Ps. 49,108 million. Recoveries including repossessed assets accounted for 21.2% of the gross note as of June 2003.

Grupo Financiero BBVA Bancomer Fobaproa notes with loss sharing Millions of pesos	Commercial	Mortgage	Total
Gross balance of notes	70,795	23,821	**94,616**
Deposits in checking accounts	(12,312)	(4,799)	**(17,111)**
Balance of notes, net of deposits	**58,483**	**19,022**	**77,505**
Reserves	(23,641)	(4,756)	**(28,397)**
Balance of notes, net of reserves	**34,842**	**14,266**	**49,108**
Recoverable base			
Repossessed assets	2,749	204	**2,953**
Originating loans	5,294	8,077	**13,371**
Accumulated interest	4,542	4,382	**8,924**
Total recoverable base	**12,585**	**12,663**	**25,248**

Grupo Financiero BBVA Bancomer Recoveries on Fobaproa notes with loss sharing Millions of pesos	Commercial	Mortgage	Total
Deposits in checking accounts	12,312	4,799	**17,111**
Repossessed assets	2,749	204	**2,953**
Deposits in checking accounts as % of gross balance	17.4%	20.1%	**18.1%**
Repossessed assets as % of gross balance	3.9%	0.9%	**3.1%**
Total recovery as % of gross balance	**21.3%**	**21.0%**	**21.2%**

The maximum contingency on Fobaproa notes as of June 2003 was Ps. 28,397 million, which includes Ps. 9,006 million of the incentive scheme. This contingency is 100.0% reserved as of the same date, assuming 0.0% further recovery. Any future recoveries on this portfolio would be registered as income; for example, assuming a scenario of 20.0% recovery on the base, the Group could register income of Ps. 1,340 million.

Grupo Financiero BBVA Bancomer Recoveries on Fobaproa notes with loss sharing Millions of pesos				
Recoveries as % of recoverable base	0%	20%	40%	60%
Recoveries as % of Fobaproa notes	0%	7%	14%	21%
Balance of Fobaproa notes, net of deposits	77,505	77,505	77,505	77,505
Additional recoveries	0	(5,049)	(10,099)	(15,148)
Balance of Fobaproa notes, net of recoveries	**77,505**	**72,456**	**67,406**	**62,357**
Loss sharing (1)	19,391	18,128	16,866	15,604
Incentive scheme	9,006	8,929	8,594	8,301
Total contingency	**28,397**	**27,057**	**25,460**	**23,905**
Current reserves	(28,397)	(28,397)	(28,397)	(28,397)
Potential income from additional recoveries	**0**	**(1,340)**	**(2,936)**	**(4,492)**

(1) Loss sharing is 25% except in the case of one note worth Ps. 295 million for which loss sharing is 30%.

Deferred Taxes

The balance of deferred taxes as of June 2003 was Ps. 22,833 million, Ps. 1,113 million lower than that of March 2003. The balance includes deferred tax assets of Ps. 24,055 million and deferred tax liabilities of Ps. 1,222 million. This balance has dropped Ps. 2,665 million over the past twelve months, or 10.5%.

As of June 2003, 50.9% of deferred tax assets are loan-loss provisions, 40.5% tax-loss carryforwards, 2.1% tax losses on equity sales, and the remaining 6.5% other concepts.

Debt

Total debt increased Ps. 23,312 million in 2Q03 due to a reduction in long-term debt of Ps. 1,097 million and an increase of Ps. 24,409 million in short-term debt following Treasury strategies to substitute time deposit funding for debt. As of June 2003, 14.8% of short-term debt and 60.2% of long-term debt was in dollars.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Loans on demand	3	0	2,134	0	2,609	n.a.	n.a.
Short-term loans	30,710	23,223	20,081	10,022	31,822	217.5%	3.6%
Short-term debt	**30,713**	**23,223**	**22,215**	**10,022**	**34,431**	**243.6%**	**12.1%**
Long-term loans	19,035	18,317	19,622	18,332	17,532	(4.4%)	(7.9%)
Subordinated debentures	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Long-term debt	**25,746**	**23,822**	**24,931**	**23,815**	**22,718**	**(4.6%)**	**(11.8%)**
Total debt	**56,459**	**47,045**	**47,146**	**33,837**	**57,149**	**68.9%**	**1.2%**

Grupo Financiero BBVA Bancomer Recoveries on Fobaproa notes with loss sharing Millions of pesos	Commercial	Mortgage	Total
Deposits in checking accounts	12,312	4,799	**17,111**
Repossessed assets	2,749	204	**2,953**
Deposits in checking accounts as % of gross balance	17.4%	20.1%	**18.1%**
Repossessed assets as % of gross balance	3.9%	0.9%	**3.1%**
Total recovery as % of gross balance	**21.3%**	**21.0%**	**21.2%**

The maximum contingency on Fobaproa notes as of June 2003 was Ps. 28,397 million, which includes Ps. 9,006 million of the incentive scheme. This contingency is 100.0% reserved as of the same date, assuming 0.0% further recovery. Any future recoveries on this portfolio would be registered as income; for example, assuming a scenario of 20.0% recovery on the base, the Group could register income of Ps. 1,340 million.

Grupo Financiero BBVA Bancomer Recoveries on Fobaproa notes with loss sharing Millions of pesos				
Recoveries as % of recoverable base	0%	20%	40%	60%
Recoveries as % of Fobaproa notes	0%	7%	14%	21%
Balance of Fobaproa notes, net of deposits	77,505	77,505	77,505	77,505
Additional recoveries	0	(5,049)	(10,099)	(15,148)
Balance of Fobaproa notes, net of recoveries	**77,505**	**72,456**	**67,406**	**62,357**
Loss sharing [1]	19,391	18,128	16,866	15,604
Incentive scheme	9,006	8,929	8,594	8,301
Total contingency	**28,397**	**27,057**	**25,460**	**23,905**
Current reserves	(28,397)	(28,397)	(28,397)	(28,397)
Potential income from additional recoveries	**0**	**(1,340)**	**(2,936)**	**(4,492)**

(1) Loss sharing is 25% except in the case of one note worth Ps. 295 million for which loss sharing is 30%.

Deferred Taxes

The balance of deferred taxes as of June 2003 was Ps. 22,833 million, Ps. 1,113 million lower than that of March 2003. The balance includes deferred tax assets of Ps. 24,055 million and deferred tax liabilities of Ps. 1,222 million. This balance has dropped Ps. 2,665 million over the past twelve months, or 10.5%.

As of June 2003, 50.9% of deferred tax assets are loan-loss provisions, 40.5% tax-loss carryforwards, 2.1% tax losses on equity sales, and the remaining 6.5% other concepts.

Debt

Total debt increased Ps. 23,312 million in 2Q03 due to a reduction in long-term debt of Ps. 1,097 million and an increase of Ps. 24,409 million in short-term debt following Treasury strategies to substitute time deposit funding for debt. As of June 2003, 14.8% of short-term debt and 60.2% of long-term debt was in dollars.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	2Q03/ 1Q03	2Q03/ 2Q02
Loans on demand	3	0	2,134	0	2,609	n.a.	n.a.
Short-term loans	30,710	23,223	20,081	10,022	31,822	217.5%	3.6%
Short-term debt	**30,713**	**23,223**	**22,215**	**10,022**	**34,431**	**243.6%**	**12.1%**
Long-term loans	19,035	18,317	19,622	18,332	17,532	(4.4%)	(7.9%)
Subordinated debentures	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Long-term debt	**25,746**	**23,822**	**24,931**	**23,815**	**22,718**	**(4.6%)**	**(11.8%)**
Total debt	**56,459**	**47,045**	**47,146**	**33,837**	**57,149**	**68.9%**	**1.2%**

Capitalization

Capitalization

As of June 2003, the total estimated capitalization ratio for the Banking Business was 15.2% with Tier 1 of 12.6%, comparing favorably to 12.4% and 8.8%, respectively as of June 2002 and with 14.1% and 11.0%, respectively, as of March 2003.

For Bancomer, the total capitalization ratio, including market risk, was 13.8% and Tier 1 of 11.1%. For Bancomer Servicios, total capitalization stood at 161.9% *(for more detail refer to Condensed Notes at the end of this document- figures based on capitalization rules applicable as of January 2003).*

Banking Business BBVA Bancomer Capitalization Millions of pesos	June 2002		March 2003		June 2003	
Tier 1 capital		21,808		26,531		30,030
Tier 2 capital		8,877		7,308		6,249
Net capital		30,685		33,839		36,279
Risk-weighted assets	**187,920**	**246,687**	**176,622**	**240,660**	**181,092**	**239,051**
	Credit risk	Credit and market risk	Credit risk	Credit and market risk	Credit risk	Credit and market risk
Tier 1 as % of risk-weighted assets	11.6%	8.8%	15.0%	11.0%	16.6%	12.6%
Tier 2 as % of risk-weighted assets	4.7%	3.6%	4.1%	3.0%	3.5%	2.6%
Net capital ratio	**16.3%**	**12.4%**	**19.2%**	**14.1%**	**20.0%**	**15.2%**

Non-Banking Businesses

In 2Q03, the non-banking businesses represented 17.1% of GFBB's consolidated net income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 149 million in 2Q03, 5.7% higher than that of 2Q02. Siefore Bancomer reached Ps. 77,870 million in assets under management as of May 31, 2003, a 22.1% increase over the same month of 2002 and equivalent to 21.6% market share. The number of affiliates reached 4.3 million as of June 2003.

Seguros Bancomer

Seguros Bancomer recorded net income of Ps. 109 million in 2Q03, 67.7% higher than in 2Q02 and 30.1% over that of 1Q03. Total issued premiums through the branch network reached Ps. 518 million, 9.3% higher than in 2Q02. The company maintained its leading position in the bancassurance market in terms of issued premiums with 39.2% market share as of March 2003.

Pensiones Bancomer

Pensiones Bancomer reported net income in 2Q03 of Ps. 36 million. With Ps. 10,627 million in reserves, this company has 20.6% share of the market.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 39 million in 2Q03, boosted by increasing income from Investment Banking transactions.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 25 million in 2Q03. Transactions for the quarter reached 4.0 million, 23.3% higher than in the previous quarter and 15.4% more than in 2Q02. Transferred funds totaled USD 1,458 million in 2Q03, 8.9% higher than in 2Q02 and 24.8% greater than 1Q03. In 6M03, total transferred funds increased 16.2%, and transactions grew 21.7% versus the same year-earlier period.

Bancomer Gestión

Bancomer Gestión's net income in 2Q03 was Ps. 25 million and assets under management reached Ps. 78,235 million, thus maintaining leadership in fixed-income mutual funds with 23.9% market share as of June 2003.

Capitalization

Capitalization

As of June 2003, the total estimated capitalization ratio for the Banking Business was 15.2% with Tier 1 of 12.6%, comparing favorably to 12.4% and 8.8%, respectively as of June 2002 and with 14.1% and 11.0%, respectively, as of March 2003.

For Bancomer, the total capitalization ratio, including market risk, was 13.8% and Tier 1 of 11.1%. For Bancomer Servicios, total capitalization stood at 161.9% *(for more detail refer to Condensed Notes at the end of this document- figures based on capitalization rules applicable as of January 2003).*

Banking Business BBVA Bancomer Capitalization Millions of pesos	June 2002		March 2003		June 2003	
Tier 1 capital		21,808		26,531		30,030
Tier 2 capital		8,877		7,308		6,249
Net capital		30,685		33,839		36,279
Risk-weighted assets	**187,920**	**246,687**	**176,622**	**240,660**	**181,092**	**239,051**
	Credit risk	Credit and market risk	Credit risk	Credit and market risk	Credit risk	Credit and market risk
Tier 1 as % of risk-weighted assets	11.6%	8.8%	15.0%	11.0%	16.6%	12.6%
Tier 2 as % of risk-weighted assets	4.7%	3.6%	4.1%	3.0%	3.5%	2.6%
Net capital ratio	**16.3%**	**12.4%**	**19.2%**	**14.1%**	**20.0%**	**15.2%**

Non-Banking Businesses

In 2Q03, the non-banking businesses represented 17.1% of GFBB's consolidated net income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 149 million in 2Q03, 5.7% higher than that of 2Q02. Siefore Bancomer reached Ps. 77,870 million in assets under management as of May 31, 2003, a 22.1% increase over the same month of 2002 and equivalent to 21.6% market share. The number of affiliates reached 4.3 million as of June 2003.

Seguros Bancomer

Seguros Bancomer recorded net income of Ps. 109 million in 2Q03, 67.7% higher than in 2Q02 and 30.1% over that of 1Q03. Total issued premiums through the branch network reached Ps. 518 million, 9.3% higher than in 2Q02. The company maintained its leading position in the bancassurance market in terms of issued premiums with 39.2% market share as of March 2003.

Pensiones Bancomer

Pensiones Bancomer reported net income in 2Q03 of Ps. 36 million. With Ps. 10,627 million in reserves, this company has 20.6% share of the market.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 39 million in 2Q03, boosted by increasing income from Investment Banking transactions.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 25 million in 2Q03. Transactions for the quarter reached 4.0 million, 23.3% higher than in the previous quarter and 15.4% more than in 2Q02. Transferred funds totaled USD 1,458 million in 2Q03, 8.9% higher than in 2Q02 and 24.8% greater than 1Q03. In 6M03, total transferred funds increased 16.2%, and transactions grew 21.7% versus the same year-earlier period.

Bancomer Gestión

Bancomer Gestión's net income in 2Q03 was Ps. 25 million and assets under management reached Ps. 78,235 million, thus maintaining leadership in fixed-income mutual funds with 23.9% market share as of June 2003.

Appendix

GFBB's stake in subsidiaries is as follows:

Grupo Financiero BBVA Bancomer Equity stake	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	0.00%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

All figures included in this report are expressed in constant peso (Ps.) terms as of June, 2003. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
End of period	3.128782	3.166705	3.225778	3.262916	3.271800
Inflation adjusting factor	1.045710	1.033187	1.014267	1.002723	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
End of period	9.9568	10.2299	10.4393	10.7889	10.4370	9.9568	10.4370
Average	9.6617	9.9756	10.2470	10.9094	10.3582	9.3796	10.6338

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Appendix

GFBB's stake in subsidiaries is as follows:

Grupo Financiero BBVA Bancomer Equity stake	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	0.00%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

All figures included in this report are expressed in constant peso (Ps.) terms as of June, 2003. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
End of period	3.128782	3.166705	3.225778	3.262916	3.271800
Inflation adjusting factor	1.045710	1.033187	1.014267	1.002723	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
End of period	9.9568	10.2299	10.4393	10.7889	10.4370	9.9568	10.4370
Average	9.6617	9.9756	10.2470	10.9094	10.3582	9.3796	10.6338

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in the Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Negocio Bancario

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in the Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Negocio Bancario

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Assets Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Cash and due from banks	66,240	55,659	72,345	62,206	60,501
Investments in securities	**75,400**	**79,553**	**64,460**	**111,072**	**96,156**
Securities for trading	47,849	52,698	38,261	74,267	56,085
Securities for sale	5,470	4,992	4,858	4,514	4,709
Securities held to maturity	22,081	21,863	21,341	32,291	35,362
Trading with securities and derivatives	**24**	**82**	**217**	**301**	**158**
Debtor balances under repurchase agreement transactions	8	41	176	216	115
Trading with financial securities and derivatives	14	40	36	73	32
Unassigned securities to be settled	2	1	5	12	11
Performing loans	**248,293**	**239,308**	**239,892**	**233,343**	**235,024**
Commercial loans	68,518	67,912	68,275	64,249	65,064
Financial institution loans	0	0	0	0	1,436
Consumer loans	17,634	19,602	20,465	20,139	21,501
Mortgage loans	43,200	41,901	40,500	37,756	37,032
Government loans	28,178	29,959	31,655	32,155	30,674
Fobaproa or IPAB loans	90,763	79,934	78,997	79,044	79,317
Non-performing loans	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**
Commercial loans	5,155	5,140	4,759	4,536	3,755
Financial institution loans	0	0	0	0	1
Consumer loans	1,031	985	1,087	1,048	1,192
Mortgage loans	6,221	5,842	5,263	6,492	6,067
Total loans, gross	**260,700**	**251,275**	**251,001**	**245,419**	**246,039**
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total loans, net	**247,349**	**238,295**	**238,473**	**233,258**	**234,020**
Other receivables, net	8,730	14,511	6,121	5,637	5,948
Repossessed assets, net	3,461	3,344	3,303	3,074	3,180
Fixed assets, net	15,742	15,327	15,209	14,866	14,586
Permanent equity investments	3,280	3,261	3,180	3,465	3,616
Deferred taxes, net	25,498	24,979	24,337	23,945	22,833
Other assets	**6,507**	**6,338**	**6,462**	**6,260**	**6,061**
Goodwill	5,128	5,058	4,988	4,917	4,847
Other assets, deferred charges and intangibles	1,379	1,280	1,474	1,343	1,214
TOTAL ASSETS	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Assets Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Cash and due from banks	66,240	55,659	72,345	62,206	60,501
Investments in securities	**75,400**	**79,553**	**64,460**	**111,072**	**96,156**
Securities for trading	47,849	52,698	38,261	74,267	56,085
Securities for sale	5,470	4,992	4,858	4,514	4,709
Securities held to maturity	22,081	21,863	21,341	32,291	35,362
Trading with securities and derivatives	**24**	**82**	**217**	**301**	**158**
Debtor balances under repurchase agreement transactions	8	41	176	216	115
Trading with financial securities and derivatives	14	40	36	73	32
Unassigned securities to be settled	2	1	5	12	11
Performing loans	**248,293**	**239,308**	**239,892**	**233,343**	**235,024**
Commercial loans	68,518	67,912	68,275	64,249	65,064
Financial institution loans	0	0	0	0	1,436
Consumer loans	17,634	19,602	20,465	20,139	21,501
Mortgage loans	43,200	41,901	40,500	37,756	37,032
Government loans	28,178	29,959	31,655	32,155	30,674
Fobaproa or IPAB loans	90,763	79,934	78,997	79,044	79,317
Non-performing loans	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**
Commercial loans	5,155	5,140	4,759	4,536	3,755
Financial institution loans	0	0	0	0	1
Consumer loans	1,031	985	1,087	1,048	1,192
Mortgage loans	6,221	5,842	5,263	6,492	6,067
Total loans, gross	**260,700**	**251,275**	**251,001**	**245,419**	**246,039**
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total loans, net	**247,349**	**238,295**	**238,473**	**233,258**	**234,020**
Other receivables, net	8,730	14,511	6,121	5,637	5,948
Repossessed assets, net	3,461	3,344	3,303	3,074	3,180
Fixed assets, net	15,742	15,327	15,209	14,866	14,586
Permanent equity investments	3,280	3,261	3,180	3,465	3,616
Deferred taxes, net	25,498	24,979	24,337	23,945	22,833
Other assets	**6,507**	**6,338**	**6,462**	**6,260**	**6,061**
Goodwill	5,128	5,058	4,988	4,917	4,847
Other assets, deferred charges and intangibles	1,379	1,280	1,474	1,343	1,214
TOTAL ASSETS	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity *Millions of pesos*	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Traditional deposits	**331,356**	**328,211**	**320,652**	**360,512**	**320,962**
Demand deposits	142,548	141,767	152,241	148,090	146,427
Time deposits	188,808	186,444	168,411	212,422	174,535
Interbank and other loans	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
Loans on demand	3	0	2,134	0	2,609
Short-term loans	30,710	23,223	20,081	10,022	31,822
Long-term loans	19,035	18,317	19,622	18,332	17,532
Trading with securities and derivatives	**3,467**	**2,973**	**1,163**	**1,037**	**675**
Creditor balances under repurchase agreement transactions	120	106	223	230	201
Securities to be delivered in loan transactions	2,371	1,876	0	0	12
Trading with financial securities and derivatives	975	991	936	805	457
Unassigned securities to be settled	1	0	4	2	5
Other payables	**6,252**	**6,614**	**6,951**	**7,123**	**6,514**
Income tax and profit sharing, payable	304	493	595	303	333
Other payables	5,948	6,121	6,356	6,820	6,181
Outstanding subordinated debentures	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Deferred credits	**40**	**43**	**42**	**1,761**	**47**
Other deferred credits	40	43	42	1,761	47
TOTAL LIABILITIES	**397,574**	**384,886**	**375,954**	**404,270**	**385,347**
Paid-in capital	**68,243**	**68,243**	**68,243**	**41,551**	**41,551**
Capital stock	2,913	2,914	2,913	7,693	7,693
Additional paid-in capital	65,330	65,329	65,330	33,858	33,858
Earned capital	**(19,162)**	**(17,520)**	**(15,868)**	**12,503**	**14,554**
Capital reserves	7,656	7,656	7,656	6,278	6,278
Retained earnings	(4,958)	(4,968)	(5,189)	6,756	6,756
Unrealized result from valuation of for-sale securities	(2,027)	(2,180)	(2,171)	(2,262)	(273)
Result from translation of foreign operations	15	25	29	0	0
Effect of equity restatement	(22,027)	(22,027)	(22,027)	0	0
Result from holding non-monetary assets	(982)	(954)	(922)	0	(1,801)
Net income	3,161	4,928	6,756	1,731	3,594
Total majority shareholders' equity	**49,081**	**50,723**	**52,375**	**54,054**	**56,105**
Minority interest in subsidiaries	370	455	484	350	388
Minority interest in capital notes	5,206	5,285	5,294	5,410	5,219
TOTAL SHAREHOLDERS' EQUITY	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Traditional deposits	**331,356**	**328,211**	**320,652**	**360,512**	**320,962**
Demand deposits	142,548	141,767	152,241	148,090	146,427
Time deposits	188,808	186,444	168,411	212,422	174,535
Interbank and other loans	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
Loans on demand	3	0	2,134	0	2,609
Short-term loans	30,710	23,223	20,081	10,022	31,822
Long-term loans	19,035	18,317	19,622	18,332	17,532
Trading with securities and derivatives	**3,467**	**2,973**	**1,163**	**1,037**	**675**
Creditor balances under repurchase agreement transactions	120	106	223	230	201
Securities to be delivered in loan transactions	2,371	1,876	0	0	12
Trading with financial securities and derivatives	975	991	936	805	457
Unassigned securities to be settled	1	0	4	2	5
Other payables	**6,252**	**6,614**	**6,951**	**7,123**	**6,514**
Income tax and profit sharing, payable	304	493	595	303	333
Other payables	5,948	6,121	6,356	6,820	6,181
Outstanding subordinated debentures	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Deferred credits	**40**	**43**	**42**	**1,761**	**47**
Other deferred credits	40	43	42	1,761	47
TOTAL LIABILITIES	**397,574**	**384,886**	**375,954**	**404,270**	**385,347**
Paid-in capital	**68,243**	**68,243**	**68,243**	**41,551**	**41,551**
Capital stock	2,913	2,914	2,913	7,693	7,693
Additional paid-in capital	65,330	65,329	65,330	33,858	33,858
Earned capital	**(19,162)**	**(17,520)**	**(15,868)**	**12,503**	**14,554**
Capital reserves	7,656	7,656	7,656	6,278	6,278
Retained earnings	(4,958)	(4,968)	(5,189)	6,756	6,756
Unrealized result from valuation of for-sale securities	(2,027)	(2,180)	(2,171)	(2,262)	(273)
Result from translation of foreign operations	15	25	29	0	0
Effect of equity restatement	(22,027)	(22,027)	(22,027)	0	0
Result from holding non-monetary assets	(982)	(954)	(922)	0	(1,801)
Net income	3,161	4,928	6,756	1,731	3,594
Total majority shareholders' equity	**49,081**	**50,723**	**52,375**	**54,054**	**56,105**
Minority interest in subsidiaries	370	455	484	350	388
Minority interest in capital notes	5,206	5,285	5,294	5,410	5,219
TOTAL SHAREHOLDERS' EQUITY	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer
Memorandum accounts
Millions of pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES

Customer current accounts	**2,531**
Cash balances	15
Transaction settlements	2,516
Customer prizes	0
Customer securities	**197,935**
Securities held in custody	197,817
Securities and notes held in guarantee	118
Transactions on behalf of customers	**4,827**
Customer repurchase and resale transactions	4,825
Securities on loan (lending party)	0
Purchase transactions (option price)	2
Investment banking transactions on behalf of third parties, net	14,332
Total on behalf of third parties	**219,625**
Historical capital stock	**1,020**

FINANCIAL GROUP'S OWN TRANSACTIONS

Control accounts	**456,796**
Guarantees granted	42
Other contingent liabilities	2,522
Irrevocable lines of credit granted	8,326
Assets in trust or under mandate	365,905
Assets in custody or under administration	41,816
Amounts committed in transactions with Fobaproa/IPAB	37,577
Securities delivered in custody	539
Government securities in custody	58
Securities delivered in guarantee	11
Repurchase agreement transactions	**(86)**
Securities receivable under resale agreements	126,750
Less resale transactions	(126,858)
Repurchase transactions	65,830
Less securities deliverable under repurchase agreements	(65,808)
Total Financial Group's own transactions	**456,710**
Shares delivered in custody (units)	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer
Memorandum accounts
Millions of pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES

Customer current accounts	**2,531**
Cash balances	15
Transaction settlements	2,516
Customer prizes	0
Customer securities	**197,935**
Securities held in custody	197,817
Securities and notes held in guarantee	118
Transactions on behalf of customers	**4,827**
Customer repurchase and resale transactions	4,825
Securities on loan (lending party)	0
Purchase transactions (option price)	2
Investment banking transactions on behalf of third parties, net	14,332
Total on behalf of third parties	**219,625**
Historical capital stock	**1,020**

FINANCIAL GROUP'S OWN TRANSACTIONS

Control accounts	**456,796**
Guarantees granted	42
Other contingent liabilities	2,522
Irrevocable lines of credit granted	8,326
Assets in trust or under mandate	365,905
Assets in custody or under administration	41,816
Amounts committed in transactions with Fobaproa/IPAB	37,577
Securities delivered in custody	539
Government securities in custody	58
Securities delivered in guarantee	11
Repurchase agreement transactions	**(86)**
Securities receivable under resale agreements	126,750
Less resale transactions	(126,858)
Repurchase transactions	65,830
Less securities deliverable under repurchase agreements	(65,808)
Total Financial Group's own transactions	**456,710**
Shares delivered in custody (units)	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Interest expense	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Monetary gain (loss)	242	175	239	119	38	463	157
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Non-interest income	**3,176**	**3,232**	**3,258**	**3,316**	**3,887**	**6,911**	**7,203**
Fee and commission income	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Fee and commission expense	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Fee and commission income, net	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Trading income	231	(70)	145	23	747	1,015	770
Total operating revenues	**7,324**	**7,535**	**7,679**	**7,360**	**8,045**	**15,010**	**15,405**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Operating income	**2,637**	**2,902**	**2,994**	**2,837**	**3,398**	**5,543**	**6,235**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Monetary gain (loss)	(291)	(132)	(259)	(238)	(209)	(479)	(447)
Income before taxes	**2,272**	**2,738**	**2,731**	**2,456**	**2,829**	**4,873**	**5,285**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)
Deferred income tax and profit sharing	(525)	(616)	(780)	(425)	(854)	(1,155)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,634**	**1,909**	**1,868**	**1,822**	**1,861**	**3,410**	**3,683**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31
Income from ongoing operations	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(122)
Valuation	(258)
Deferred taxes	162
Total net change	**(218)**

Shareholders' equity	Amount
Monetary gain (loss)	122
Valuation	258
Deferred taxes	(90)
Income	(218)
Total net change	**72**

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Interest expense	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Monetary gain (loss)	242	175	239	119	38	463	157
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Non-interest income	**3,176**	**3,232**	**3,258**	**3,316**	**3,887**	**6,911**	**7,203**
Fee and commission income	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Fee and commission expense	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Fee and commission income, net	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Trading income	231	(70)	145	23	747	1,015	770
Total operating revenues	**7,324**	**7,535**	**7,679**	**7,360**	**8,045**	**15,010**	**15,405**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Operating income	**2,637**	**2,902**	**2,994**	**2,837**	**3,398**	**5,543**	**6,235**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Monetary gain (loss)	(291)	(132)	(259)	(238)	(209)	(479)	(447)
Income before taxes	**2,272**	**2,738**	**2,731**	**2,456**	**2,829**	**4,873**	**5,285**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)
Deferred income tax and profit sharing	(525)	(616)	(780)	(425)	(854)	(1,155)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,634**	**1,909**	**1,868**	**1,822**	**1,861**	**3,410**	**3,683**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31
Income from ongoing operations	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(122)
Valuation	(258)
Deferred taxes	162
Total net change	**(218)**

Shareholders' equity	Amount
Monetary gain (loss)	122
Valuation	258
Deferred taxes	(90)
Income	(218)
Total net change	**72**

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Interest expense	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Monetary gain (loss)	242	175	239	119	38	463	157
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Non-interest income	**3,432**	**3,232**	**3,258**	**3,316**	**3,887**	**7,167**	**7,203**
Fee and commission income	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Fee and commission expense	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Fee and commission income, net	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Trading income	487	(70)	145	23	747	1,271	770
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Monetary gain (loss)	(166)	(132)	(259)	(238)	(209)	(354)	(447)
Income before taxes	**2,653**	**2,738**	**2,731**	**2,456**	**2,829**	**5,254**	**5,285**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)
Deferred income tax and profit sharing	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)
***Income before share in net income (loss) of non-consolidated* subsidiaries and associates**	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31
Income from ongoing operations	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**
Discontinued operations, extraordinary items and changes in accounting standards, net	(218)	0	0	0	0	(218)	0
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Interest expense	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Net interest income before monetary gain (loss)	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Monetary gain (loss)	242	175	239	119	38	463	157
Net interest income before loan-loss provisions	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Loan-loss provisions	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Non-interest income	**3,432**	**3,232**	**3,258**	**3,316**	**3,887**	**7,167**	**7,203**
Fee and commission income	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Fee and commission expense	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Fee and commission income, net	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Trading income	487	(70)	145	23	747	1,271	770
Total operating revenues	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**
Non-interest expense	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Operating income	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**
Other income and expenses, net	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Monetary gain (loss)	(166)	(132)	(259)	(238)	(209)	(354)	(447)
Income before taxes	**2,653**	**2,738**	**2,731**	**2,456**	**2,829**	**5,254**	**5,285**
Current income tax and profit sharing	(113)	(213)	(83)	(209)	(114)	(308)	(323)
Deferred income tax and profit sharing	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**
Share in net income (loss) of non-consolidated subsidiaries and associates	(121)	(58)	(6)	(8)	39	(136)	31
Income from ongoing operations	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**
Discontinued operations, extraordinary items and changes in accounting standards, net	(218)	0	0	0	0	(218)	0
Income before minority interest	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Minority interest	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Net income	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30, 2003

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer **Statement of changes in financial position** Millions of pesos	
OPERATING ACTIVITY	
Income before minority interest	3,714
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	(559)
Loan-loss provisions	2,090
Depreciation and amortization	789
Deferred income taxes	1,279
Provisions for sundry liabilities	(161)
Share in results of non-consolidated subsidiaries and associates	(31)
	7,121
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	308
Decrease in loan portfolio	2,362
Decrease (increase) in treasury transactions	
(investments in securities and trading with securities)	(31,476)
Decrease in transactions with derivatives for trading purposes	(22)
Increase in interbank loans and other loans	10,127
Funds generated by operating activities	**(11,580)**
FINANCING ACTIVITY	
Outstanding subordinated debentures	(122)
Payment of cash dividends by AFORE Bancomer (minority equity)	(216)
Shareholders' equity	33
Minority interest in capital notes	(76)
Funds generated by financing activities	**(381)**
INVESTMENT ACTIVITY	
Fixed assets additions, net	(82)
Decrease in equity investment	(240)
Decrease in repossessed assets	124
Other assets, liabilities, charges and deferred credits, net	315
Funds generated by investment activities	**117**
Increase in cash and cash equivalents	(11,844)
Cash and cash equivalents at beginning of period	72,345
Cash and cash equivalents at end of period	**60,501**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30, 2003

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer Statement of changes in financial position Millions of pesos	
OPERATING ACTIVITY	
Income before minority interest	3,714
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	(559)
Loan-loss provisions	2,090
Depreciation and amortization	789
Deferred income taxes	1,279
Provisions for sundry liabilities	(161)
Share in results of non-consolidated subsidiaries and associates	(31)
	7,121
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	308
Decrease in loan portfolio	2,362
Decrease (increase) in treasury transactions	
(investments in securities and trading with securities)	(31,476)
Decrease in transactions with derivatives for trading purposes	(22)
Increase in interbank loans and other loans	10,127
Funds generated by operating activities	**(11,580)**
FINANCING ACTIVITY	
Outstanding subordinated debentures	(122)
Payment of cash dividends by AFORE Bancomer (minority equity)	(216)
Shareholders' equity	33
Minority interest in capital notes	(76)
Funds generated by financing activities	**(381)**
INVESTMENT ACTIVITY	
Fixed assets additions, net	(82)
Decrease in equity investment	(240)
Decrease in repossessed assets	124
Other assets, liabilities, charges and deferred credits, net	315
Funds generated by investment activities	**117**
Increase in cash and cash equivalents	(11,844)
Cash and cash equivalents at beginning of period	72,345
Cash and cash equivalents at end of period	**60,501**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO JUNE 30, 2003

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total shareholders' equity
Balances as of December 31, 2002	**2,913**	**65,330**	**7,656**	**(5,189)**	**(2,171)**	**29**	**(22,027)**	**(922)**	**6,756**	**484**	**5,294**	**58,153**
Entries related to shareholders' decisions												
Majority interest												
Amortization of retained earnings		(2,701)		2,701								
Capitalization of effect of restatement	4,780	(28,771)	(1,378)	2,459			22,027	883				
Transfer of 2002 income				6,756					(6,756)			
Minority interest												
Dividend payment by Afore Bancomer										(216)		**(216)**
Total	**4,780**	**(31,472)**	**(1,378)**	**11,916**			**22,027**	**883**	**(6,756)**	**(216)**		**(216)**
Entries related to recognition of aggregate income												
Net income									3,594	120		**3,714**
Monetary erosion of capital notes											(75)	**(75)**
Result from holding non-monetary assets								54				**54**
Unrealized result from valuation of securities for sale					82							**82**
Result from transaltion of foreign operations				29		(29)						
Monetary gain (loss) from securities for sale					1,816			(1,816)				
Total				**29**	**1,898**	**(29)**		**(1,762)**	**3,594**	**120**	**(75)**	**3,775**
Balances as of June 30, 2003	**7,693**	**33,858**	**6,278**	**6,756**	**(273)**			**(1,801)**	**3,594**	**388**	**5,219**	**61,712**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO JUNE 30, 2003

Expressed in terms of purchasing power as of June 2003

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total shareholders' equity
Balances as of December 31, 2002	**2,913**	**65,330**	**7,656**	**(5,189)**	**(2,171)**	**29**	**(22,027)**	**(922)**	**6,756**	**484**	**5,294**	**58,153**
Entries related to shareholders' decisions												
Majority interest												
Amortization of retained earnings		(2,701)		2,701								
Capitalization of effect of restatement	4,780	(28,771)	(1,378)	2,459			22,027	883				
Transfer of 2002 income				6,756					(6,756)			
Minority interest												
Dividend payment by Afore Bancomer										(216)		(216)
Total	**4,780**	**(31,472)**	**(1,378)**	**11,916**			**22,027**	**883**	**(6,756)**	**(216)**		**(216)**
Entries related to recognition of aggregate income												
Net income									3,594	120		3,714
Monetary erosion of capital notes											(75)	(75)
Result from holding non-monetary assets								54				54
Unrealized result from valuation of securities for sale					82							82
Result from transaltion of foreign operations				29		(29)						
Monetary gain (loss) from securities for sale					1,816			(1,816)				
Total				**29**	**1,898**	**(29)**		**(1,762)**	**3,594**	**120**	**(75)**	**3,775**
Balances as of June 30, 2003	**7,693**	**33,858**	**6,278**	**6,756**	**(273)**			**(1,801)**	**3,594**	**388**	**5,219**	**61,712**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Assets Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Cash and due from banks	66,150	55,555	72,297	62,149	60,437
Investments in securities	**74,871**	**78,989**	**64,262**	**110,904**	**95,937**
Securities for trading	47,320	52,134	38,063	74,099	55,866
Securities for sale	5,470	4,992	4,858	4,514	4,709
Securities held to maturity	22,081	21,863	21,341	32,291	35,362
Trading with securities and derivatives	**18**	**82**	**216**	**302**	**157**
Debtor balances under repurchase agreement transactions	2	41	176	217	115
Trading with financial securities and derivatives	14	40	35	73	32
Unassigned securities to be settled	2	1	5	12	10
Performing loans	**248,293**	**239,308**	**239,892**	**233,349**	**235,030**
Commercial loans	68,886	70,989	68,275	64,249	65,064
Financial institution loans	0	0	0	0	1,436
Consumer loans	17,634	19,602	20,465	20,139	21,501
Mortgage loans	43,200	41,901	40,500	37,762	37,038
Government loans	27,810	26,882	31,655	32,155	30,674
Fobaproa or IPAB loans	90,763	79,934	78,997	79,044	79,317
Non-performing loans	**12,407**	**11,967**	**11,109**	**12,075**	**11,015**
Commercial loans	5,155	5,140	4,759	4,535	3,755
Financial institution loans	0	0	0	0	1
Consumer loans	1,031	985	1,087	1,048	1,192
Mortgage loans	6,221	5,842	5,263	6,492	6,067
Total loans, gross	**260,700**	**251,275**	**251,001**	**245,424**	**246,045**
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total loans, net	**247,349**	**238,295**	**238,473**	**233,263**	**234,026**
Other receivables, net	8,598	14,390	5,955	5,448	5,764
Repossessed assets, net	3,461	3,344	3,303	3,074	3,180
Fixed assets, net	15,722	15,316	15,198	14,851	14,571
Permanent equity investments	2,075	1,923	1,740	2,095	2,129
Deferred taxes, net	25,272	24,751	24,108	23,720	22,623
Other assets					
Goodwill	1,693	1,671	1,647	1,624	1,601
Other assets, deferred charges and intangibles	1,379	1,280	1,465	1,335	1,207
TOTAL ASSETS	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Assets Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Cash and due from banks	66,150	55,555	72,297	62,149	60,437
Investments in securities	**74,871**	**78,989**	**64,262**	**110,904**	**95,937**
Securities for trading	47,320	52,134	38,063	74,099	55,866
Securities for sale	5,470	4,992	4,858	4,514	4,709
Securities held to maturity	22,081	21,863	21,341	32,291	35,362
Trading with securities and derivatives	**18**	**82**	**216**	**302**	**157**
Debtor balances under repurchase agreement transactions	2	41	176	217	115
Trading with financial securities and derivatives	14	40	35	73	32
Unassigned securities to be settled	2	1	5	12	10
Performing loans	**248,293**	**239,308**	**239,892**	**233,349**	**235,030**
Commercial loans	68,886	70,989	68,275	64,249	65,064
Financial institution loans	0	0	0	0	1,436
Consumer loans	17,634	19,602	20,465	20,139	21,501
Mortgage loans	43,200	41,901	40,500	37,762	37,038
Government loans	27,810	26,882	31,655	32,155	30,674
Fobaproa or IPAB loans	90,763	79,934	78,997	79,044	79,317
Non-performing loans	**12,407**	**11,967**	**11,109**	**12,075**	**11,015**
Commercial loans	5,155	5,140	4,759	4,535	3,755
Financial institution loans	0	0	0	0	1
Consumer loans	1,031	985	1,087	1,048	1,192
Mortgage loans	6,221	5,842	5,263	6,492	6,067
Total loans, gross	**260,700**	**251,275**	**251,001**	**245,424**	**246,045**
Loan-loss provisions	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total loans, net	**247,349**	**238,295**	**238,473**	**233,263**	**234,026**
Other receivables, net	8,598	14,390	5,955	5,448	5,764
Repossessed assets, net	3,461	3,344	3,303	3,074	3,180
Fixed assets, net	15,722	15,316	15,198	14,851	14,571
Permanent equity investments	2,075	1,923	1,740	2,095	2,129
Deferred taxes, net	25,272	24,751	24,108	23,720	22,623
Other assets					
Goodwill	1,693	1,671	1,647	1,624	1,601
Other assets, deferred charges and intangibles	1,379	1,280	1,465	1,335	1,207
TOTAL ASSETS	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Traditional deposits	**332,595**	**329,414**	**322,290**	**362,341**	**322,829**
Demand deposits	142,555	141,776	152,250	148,098	146,432
Time deposits	190,040	187,638	170,040	214,243	176,397
Bank bonds	0	0	0	0	0
Interbank and other loans	**49,747**	**41,540**	**41,837**	**28,353**	**51,963**
Loans on demand	3	0	2,134	0	2,609
Short-term	30,710	23,223	20,081	10,021	31,822
Long-term	19,034	18,317	19,622	18,332	17,532
Trading with securities and derivatives	**3,460**	**2,973**	**1,163**	**1,038**	**674**
Creditor balances under repurchase agreement transactions	113	106	223	231	201
Securities to be delivered in loan transactions	2,371	1,876	0	0	12
Trading with financial securities and derivatives	975	991	936	805	456
Unassigned securities to be settled	1	0	4	2	5
Other payables	**6,044**	**6,426**	**6,713**	**7,720**	**7,107**
Income tax and profit sharing, payable	294	485	540	235	302
Other payables	5,750	5,941	6,173	7,485	6,805
Outstanding subordinated debentures	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Deferred credits	**39**	**42**	**42**	**1,761**	**46**
Excess of book value over stock price	0	0	0	0	0
Other deferred credits	0	0	0	0	0
TOTAL LIABILITIES	**398,596**	**385,900**	**377,354**	**406,696**	**387,805**
Paid-in capital	**32,544**	**32,544**	**32,544**	**31,654**	**31,654**
Capital stock	14,893	14,893	14,893	16,558	16,558
Additional paid-in capital	17,651	17,651	17,651	15,096	15,096
Convertible subordinated debentures	0	0	0	0	0
Earned capital	**9,876**	**11,415**	**12,988**	**14,655**	**16,566**
Capital reserves	7,907	8,427	8,429	4,223	4,223
Retained earnings	5,123	4,600	4,377	10,982	9,169
Unrealized result from valuation of for-sale securities	(1,984)	(2,128)	(2,110)	(2,196)	(224)
Result from translation of foreign operations	15	25	29	0	0
Effect of equity restatement	(3,595)	(3,589)	(3,586)	0	0
Result from holding non-monetary assets	(583)	(570)	(546)	0	21
Net income	2,993	4,650	6,395	1,646	3,377
Total majority shareholders' equity	**42,420**	**43,959**	**45,532**	**46,309**	**48,220**
Minority interest in subsidiaries	366	452	484	351	388
Minority interest in capital notes	5,206	5,285	5,294	5,409	5,219
TOTAL SHAREHOLDERS' EQUITY	**47,992**	**49,696**	**51,310**	**52,069**	**53,827**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

In September, 2002, the National Banking and Securities Commission (CNBV) detailed accounting criteria related to registering monetary gains or losses on "For sale securities". The criteria indicates that monetary gains or losses related to acquisition cost or interest should be recorded in income for the period, whereas, monetary gains or losses related to valuation should be recorded in shareholders' equity under "Unrealized change in valuation of for-sale securities". As of September 2002, this accounting criteria is applied.

In regards to the cumulative effect of applying previous criteria, in June 2003 a reclassification of monetary gains and losses corresponding to acquisition costs for a total of Ps. 1,815 million was adjusted in "Retained earnings" in order to comply with Accounting Principles for Credit Institutions.

This reclassification had no effect on total shareholders' equity nor on regulatory capital as well as having no effect on cash flows.

BANKING BUSINESS AND SUBSIDIARIES

BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Jun 2002	Sep 2002	Dec 2002	Mar 2003	Jun 2003
Traditional deposits	**332,595**	**329,414**	**322,290**	**362,341**	**322,829**
Demand deposits	142,555	141,776	152,250	148,098	146,432
Time deposits	190,040	187,638	170,040	214,243	176,397
Bank bonds	0	0	0	0	0
Interbank and other loans	**49,747**	**41,540**	**41,837**	**28,353**	**51,963**
Loans on demand	3	0	2,134	0	2,609
Short-term	30,710	23,223	20,081	10,021	31,822
Long-term	19,034	18,317	19,622	18,332	17,532
Trading with securities and derivatives	**3,460**	**2,973**	**1,163**	**1,038**	**674**
Creditor balances under repurchase agreement transactions	113	106	223	231	201
Securities to be delivered in loan transactions	2,371	1,876	0	0	12
Trading with financial securities and derivatives	975	991	936	805	456
Unassigned securities to be settled	1	0	4	2	5
Other payables	**6,044**	**6,426**	**6,713**	**7,720**	**7,107**
Income tax and profit sharing, payable	294	485	540	235	302
Other payables	5,750	5,941	6,173	7,485	6,805
Outstanding subordinated debentures	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Deferred credits	**39**	**42**	**42**	**1,761**	**46**
Excess of book value over stock price	0	0	0	0	0
Other deferred credits	0	0	0	0	0
TOTAL LIABILITIES	**398,596**	**385,900**	**377,354**	**406,696**	**387,805**
Paid-in capital	**32,544**	**32,544**	**32,544**	**31,654**	**31,654**
Capital stock	14,893	14,893	14,893	16,558	16,558
Additional paid-in capital	17,651	17,651	17,651	15,096	15,096
Convertible subordinated debentures	0	0	0	0	0
Earned capital	**9,876**	**11,415**	**12,988**	**14,655**	**16,566**
Capital reserves	7,907	8,427	8,429	4,223	4,223
Retained earnings	5,123	4,600	4,377	10,982	9,169
Unrealized result from valuation of for-sale securities	(1,984)	(2,128)	(2,110)	(2,196)	(224)
Result from translation of foreign operations	15	25	29	0	0
Effect of equity restatement	(3,595)	(3,589)	(3,586)	0	0
Result from holding non-monetary assets	(583)	(570)	(546)	0	21
Net income	2,993	4,650	6,395	1,646	3,377
Total majority shareholders' equity	**42,420**	**43,959**	**45,532**	**46,309**	**48,220**
Minority interest in subsidiaries	366	452	484	351	388
Minority interest in capital notes	5,206	5,285	5,294	5,409	5,219
TOTAL SHAREHOLDERS' EQUITY	**47,992**	**49,696**	**51,310**	**52,069**	**53,827**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

In September, 2002, the National Banking and Securities Commission (CNBV) detailed accounting criteria related to registering monetary gains or losses on "For sale securities". The criteria indicates that monetary gains or losses related to acquisition cost or interest should be recorded in income for the period, whereas, monetary gains or losses related to valuation should be recorded in shareholders' equity under "Unrealized change in valuation of for-sale securities". As of September 2002, this accounting criteria is applied.

In regards to the cumulative effect of applying previous criteria, in June 2003 a reclassification of monetary gains and losses corresponding to acquisition costs for a total of Ps. 1,815 million was adjusted in "Retained earnings" in order to comply with Accounting Principles for Credit Institutions.

This reclassification had no effect on total shareholders' equity nor on regulatory capital as well as having no effect on cash flows.

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Memorandum accounts Millions of pesos	
Guarantess granted	42
Irrevocable lines of credit granted	8,326
Assets in trust or under mandate	365,905
Assets in custody or under administration	41,816
Other contingent liabilities	2,522
Amounts committed in transactions with Fobaproa/IPAB	37,577
Investment banking transactions on behalf of third parties, net	14,332
	470,520
Securities receivable under resale agreements	126,750
Less resale transactions	126,858
	(108)
Repurchase transactions	65,830
Less securities deliverable under repurchase agreements	65,808
	22

BANKING BUSINESS AND SUBSIDIARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Memorandum accounts Millions of pesos	
Guarantess granted	42
Irrevocable lines of credit granted	8,326
Assets in trust or under mandate	365,905
Assets in custody or under administration	41,816
Other contingent liabilities	2,522
Amounts committed in transactions with Fobaproa/IPAB	37,577
Investment banking transactions on behalf of third parties, net	14,332
	470,520
Securities receivable under resale agreements	126,750
Less resale transactions	126,858
	(108)
Repurchase transactions	65,830
Less securities deliverable under repurchase agreements	65,808
	22

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	60,437	24
Investments in securities	**92,690**	**3,247**
Securities for trading	52,786	3,080
Securities for sale	4,542	167
Securities held to maturity	35,362	0
Trading with securities and derivatives	**166**	**3**
Debtor balances under repurchase agreement transactions	124	3
Trading with financial securities and derivatives	32	0
Unassigned securities to be settled	10	0
Performing loans	**235,030**	**0**
Commercial loans	65,064	0
Financial institution loans	1,436	0
Consumer loans	21,501	0
Mortgage loans	37,038	0
Government loans	30,674	0
Fobaproa or IPAB loans	79,317	0
Non-performing loans	**11,015**	**0**
Commercial loans	3,755	0
Financial institution loans	1	0
Consumer loans	1,192	0
Mortgage loans	6,067	0
Total loans, gross	**246,045**	**0**
Loan-loss provisions	(12,019)	0
Total loans, net	**234,026**	**0**
Other receivables, net	5,640	268
Repossessed assets, net	2,944	236
Fixed assets, net	14,516	55
Permanent equity investments	2,038	91
Deferred taxes, net	20,268	2,355
Other assets	**2,808**	**0**
Other assets, deferred charges and intangibles	1,207	0
Goodwill	1,601	0
TOTAL ASSETS	**435,533**	**6,279**
Deposits	**322,853**	**0**
Demand deposits	146,456	0
Time deposits	176,397	0
Interbank and other loans	**51,963**	**0**
Loans on demand	2,609	0
Short-term loans	31,822	0
Long-term loans	17,532	0
Trading with securities and derivatives	**671**	**15**
Creditor balances under repurchase agreement transactions	198	15
Securities to be delivered in loan transactions	12	0
Trading with financial securities and derivatives	456	0
Unassigned securities to be settled	5	0
Other payables	**6,253**	**998**
Income tax and profit sharing, payable	302	0
Other payables	5,951	998
Outstanding subordinated debentures	**5,186**	**0**
Deferred credits	**29**	**17**
TOTAL LIABILITIES	**386,955**	**1,030**
Paid-in capital	**27,296**	**4,358**
Capital stock	12,224	4,334
Additional paid-in capital	15,072	24
Earned capital	**15,675**	**891**
Capital reserves	3,772	451
Retained earnings	9,184	(15)
Unrealized result from valuation of securities for sale	(224)	0
Result from holding non-monetary assets	22	(1)
Net income	2,921	456
Majority shareholders' equity	**42,971**	**5,249**
Minority interest in capital notes	5,219	0
Minority interest in subsidiaries	388	0
TOTAL SHAREHOLDERS' EQUITY	**48,578**	**5,249**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2003

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	60,437	24
Investments in securities	**92,690**	**3,247**
Securities for trading	52,786	3,080
Securities for sale	4,542	167
Securities held to maturity	35,362	0
Trading with securities and derivatives	**166**	**3**
Debtor balances under repurchase agreement transactions	124	3
Trading with financial securities and derivatives	32	0
Unassigned securities to be settled	10	0
Performing loans	**235,030**	**0**
Commercial loans	65,064	0
Financial institution loans	1,436	0
Consumer loans	21,501	0
Mortgage loans	37,038	0
Government loans	30,674	0
Fobaproa or IPAB loans	79,317	0
Non-performing loans	**11,015**	**0**
Commercial loans	3,755	0
Financial institution loans	1	0
Consumer loans	1,192	0
Mortgage loans	6,067	0
Total loans, gross	**246,045**	**0**
Loan-loss provisions	(12,019)	0
Total loans, net	**234,026**	**0**
Other receivables, net	5,640	268
Repossessed assets, net	2,944	236
Fixed assets, net	14,516	55
Permanent equity investments	2,038	91
Deferred taxes, net	20,268	2,355
Other assets	**2,808**	**0**
Other assets, deferred charges and intangibles	1,207	0
Goodwill	1,601	0
TOTAL ASSETS	**435,533**	**6,279**
Deposits	**322,853**	**0**
Demand deposits	146,456	0
Time deposits	176,397	0
Interbank and other loans	**51,963**	**0**
Loans on demand	2,609	0
Short-term loans	31,822	0
Long-term loans	17,532	0
Trading with securities and derivatives	**671**	**15**
Creditor balances under repurchase agreement transactions	198	15
Securities to be delivered in loan transactions	12	0
Trading with financial securities and derivatives	456	0
Unassigned securities to be settled	5	0
Other payables	**6,253**	**998**
Income tax and profit sharing, payable	302	0
Other payables	5,951	998
Outstanding subordinated debentures	**5,186**	**0**
Deferred credits	**29**	**17**
TOTAL LIABILITIES	**386,955**	**1,030**
Paid-in capital	**27,296**	**4,358**
Capital stock	12,224	4,334
Additional paid-in capital	15,072	24
Earned capital	**15,675**	**891**
Capital reserves	3,772	451
Retained earnings	9,184	(15)
Unrealized result from valuation of securities for sale	(224)	0
Result from holding non-monetary assets	22	(1)
Net income	2,921	456
Majority shareholders' equity	**42,971**	**5,249**
Minority interest in capital notes	5,219	0
Minority interest in subsidiaries	388	0
TOTAL SHAREHOLDERS' EQUITY	**48,578**	**5,249**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Interest expense	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Net interest income before monetary gain (loss)	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Monetary gain (loss)	264	196	272	140	44	501	184
Net interest income before loan-loss provisions	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Loan-loss provisions	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Non-interest income	**3,033**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Fee and commission income	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Fee and commission expense	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Fee and commission income, net	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Trading income	221	(87)	114	2	745	967	747
Total operating revenues	**7,176**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Non-interest expense	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Operating income	**2,582**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Other income and expenses, net	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Monetary gain (loss)	(288)	(132)	(258)	(237)	(210)	(475)	(447)
Income before taxes	**2,209**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
Current income tax and profit sharing	(91)	(200)	(82)	(191)	(85)	(260)	(276)
Deferred income tax and profit sharing	(526)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,592**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Share in net income (loss) of non-consolidated subsidiaries and associates	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Income from ongoing operations	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Minority interest	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Net income	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(122)
Valuation	(258)
Deferred taxes	162
Total net change	**(218)**

Shareholders' equity	Amount
Monetary gain (loss)	122
Valuation	258
Deferred taxes	(90)
Income	(218)
Total net change	**72**

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

BBVA Bancomer Banking Business Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Interest expense	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Net interest income before monetary gain (loss)	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Monetary gain (loss)	264	196	272	140	44	501	184
Net interest income before loan-loss provisions	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Loan-loss provisions	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Non-interest income	**3,033**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Fee and commission income	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Fee and commission expense	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Fee and commission income, net	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Trading income	221	(87)	114	2	745	967	747
Total operating revenues	**7,176**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Non-interest expense	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Operating income	**2,582**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Other income and expenses, net	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Monetary gain (loss)	(288)	(132)	(258)	(237)	(210)	(475)	(447)
Income before taxes	**2,209**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
Current income tax and profit sharing	(91)	(200)	(82)	(191)	(85)	(260)	(276)
Deferred income tax and profit sharing	(526)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,592**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Share in net income (loss) of non-consolidated subsidiaries and associates	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Income from ongoing operations	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Minority interest	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Net income	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(122)
Valuation	(258)
Deferred taxes	162
Total net change	**(218)**

Shareholders' equity	Amount
Monetary gain (loss)	122
Valuation	258
Deferred taxes	(90)
Income	(218)
Total net change	**72**

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

BBVA Bancomer Banking Business Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Interest expense	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Net interest income before monetary gain (loss)	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Monetary gain (loss)	264	196	272	140	44	501	184
Net interest income before loan-loss provisions	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Loan-loss provisions	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Non-interest income	**3,290**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Fee and commission income	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Fee and commission expense	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Fee and commission income, net	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Trading income	478	(87)	114	2	745	967	747
Total operating revenues	**7,433**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Non-interest expense	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Operating income	**2,839**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Other income and expenses, net	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Monetary gain (loss)	(166)	(132)	(258)	(237)	(210)	(475)	(447)
Income before taxes	**2,588**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
Current income tax and profit sharing	(91)	(200)	(82)	(191)	(85)	(260)	(276)
Deferred income tax and profit sharing	(688)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,809**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Share in net income (loss) of non-consolidated subsidiaries and associates	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Income from ongoing operations	**1,647**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Discontinued operations, extraordinary items and changes in accounting standards, net	(217)	0	0	0	0	0	0
Income before minority interest	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Minority interest	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Net income	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of June 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

BBVA Bancomer Banking Business Income statement Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003	6M 2002	6M 2003
Interest income	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Interest expense	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Net interest income before monetary gain (loss)	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Monetary gain (loss)	264	196	272	140	44	501	184
Net interest income before loan-loss provisions	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Loan-loss provisions	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Net interest income after loan-loss provisions	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Non-interest income	**3,290**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Fee and commission income	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Fee and commission expense	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Fee and commission income, net	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Trading income	478	(87)	114	2	745	967	747
Total operating revenues	**7,433**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Non-interest expense	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Operating income	**2,839**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Other income and expenses, net	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Monetary gain (loss)	(166)	(132)	(258)	(237)	(210)	(475)	(447)
Income before taxes	**2,588**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
Current income tax and profit sharing	(91)	(200)	(82)	(191)	(85)	(260)	(276)
Deferred income tax and profit sharing	(688)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,809**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Share in net income (loss) of non-consolidated subsidiaries and associates	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Income from ongoing operations	**1,647**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Discontinued operations, extraordinary items and changes in accounting standards, net	(217)	0	0	0	0	0	0
Income before minority interest	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Minority interest	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Net income	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

Condensed Notes

1. Repurchase Transactions and Derivatives

1.1 Repurchase transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	124,550	2,200	126,750
Receivables	(124,751)	(2,200)	(126,951)
Deliverable securities	(59,889)	(5,920)	(65,809)
Payables	60,004	5,920	65,924

1.2 Derivative Transactions

For trading purposes

Futures *		
Underlying	Buy	Sell
USD	121	6
EUR	104	-
MXN	-	-
JY	-	-
T BILL	-	367
M3	-	2
TIIE	38,931	178,177
Cetes	4,700	3,610
IPC	31	38
S&P	-	23

Forwards		
Underlying	Buy	Sell
USD *	12,100	10,509
Other currencies	28	2
Stocks	-	-
TIIE **	1,200	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	2,055	1,096	835	626
ADRs	-	2	-	1
Euro future	-	-	-	-
Interest rate	-	9,133	-	-

Currency swaps *		
Currency	Receivable	Deliverable
MXN	9,202	13,575
USD	20,373	10,623
UDI	1,528	6,542
EUR	-	298

Interest rate swaps **	
MXN	290,800
USD	11,540
UDI	-

Stock swaps	
Stocks	-

** Contract amount in millions of pesos*
*** Reference amount in millions of pesos*

For hedging purposes

Forwards *		
Underlying	Buy	Sell
USD	60,028	78,816
Stocks	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	101	-	-

Condensed Notes

1. Repurchase Transactions and Derivatives

1.1 Repurchase transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	124,550	2,200	126,750
Receivables	(124,751)	(2,200)	(126,951)
Deliverable securities	(59,889)	(5,920)	(65,809)
Payables	60,004	5,920	65,924

1.2 Derivative Transactions

For trading purposes

Futures *		
Underlying	Buy	Sell
USD	121	6
EUR	104	-
MXN	-	-
JY	-	-
T BILL	-	367
M3	-	2
TIIE	38,931	178,177
Cetes	4,700	3,610
IPC	31	38
S&P	-	23

Forwards		
Underlying	Buy	Sell
USD *	12,100	10,509
Other currencies	28	2
Stocks	-	-
TIIE **	1,200	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	2,055	1,096	835	626
ADRs	-	2	-	1
Euro future	-	-	-	-
Interest rate	-	9,133	-	-

Currency swaps *		
Currency	Receivable	Deliverable
MXN	9,202	13,575
USD	20,373	10,623
UDI	1,528	6,542
EUR	-	298

Interest rate swaps **	
MXN	290,800
USD	11,540
UDI	-

Stock swaps	
Stocks	-

** Contract amount in millions of pesos*
*** Reference amount in millions of pesos*

For hedging purposes

Forwards *		
Underlying	Buy	Sell
USD	60,028	78,816
Stocks	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	101	-	-

Currency	Currency swaps * Receivable	Deliverable
MXN	13,712	-
USD	-	12,884
EUR	-	481

Interest rate swaps **	
MXN	13,600
USD	4,175
UDI	182

** Contract amount in millions of pesos*
*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading securities

Banking Business Value at risk, trading securities Millions of pesos	2Q 2002	1Q 2003	2Q 2003
1 day VaR	70	74	98
10 day VaR	201	229	296

Banking Business Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	103	312
Equities	3	10
Foreign exchange	16	53
Total	**98**	**296**

2.2 For-sale securities

BBVA Bancomer Value at risk, for-sale securities Millions of pesos	2Q 2002	1Q 2003	2Q 2003
1 day VaR	15	66	60
10 day VaR	40	178	145

BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	10
Equities	60	144
Total	**60**	**145**

3. Trading income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 6M03 valuation	Income 6M03 trading	TOTAL
Investments in securities	**111**	**657**	**768**
Equities	2	(19)	(17)
Fixed income	109	676	785
Repo transactions	**31**	**(100)**	**(69)**
Derivative transactions	452	(841)	(389)
Total	**594**	**(284)**	**310**

Currency	Currency swaps * Receivable	Deliverable
MXN	13,712	-
USD	-	12,884
EUR	-	481

Interest rate swaps **	
MXN	13,600
USD	4,175
UDI	182

** Contract amount in millions of pesos*
*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading securities

Banking Business Value at risk, trading securities Millions of pesos	2Q 2002	1Q 2003	2Q 2003
1 day VaR	70	74	98
10 day VaR	201	229	296

Banking Business Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	103	312
Equities	3	10
Foreign exchange	16	53
Total	**98**	**296**

2.2 For-sale securities

BBVA Bancomer Value at risk, for-sale securities Millions of pesos	2Q 2002	1Q 2003	2Q 2003
1 day VaR	15	66	60
10 day VaR	40	178	145

BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	10
Equities	60	144
Total	**60**	**145**

3. Trading income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 6M03 valuation	Income 6M03 trading	TOTAL
Investments in securities	**111**	**657**	**768**
Equities	2	(19)	(17)
Fixed income	109	676	785
Repo transactions	**31**	**(100)**	**(69)**
Derivative transactions	452	(841)	(389)
Total	**594**	**(284)**	**310**

4. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Local currency	**35,112**	**28,063**	**27,080**	**14,789**	**36,332**
Rate	6.7%	7.2%	7.9%	8.2%	6.2%
Foreign currency	**14,636**	**13,477**	**14,757**	**13,565**	**15,631**
Rate	4.6%	5.0%	4.4%	3.9%	3.8%
Total	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
Rate	6.0%	6.6%	6.7%	6.1%	5.4%

5. Capitalization

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer June 2003		Bancomer Servicios June 2003	
Tier 1 capital		26,378		3,652
Tier 2 capital		6,249		0
Net capital		**32,627**		**3,652**
Risk-weighted assets	**178,996**	**236,795**	**2,096**	**2,256**
	Credit risk	Credit and market risk	Credit risk	Credit and market risk
Tier 1 as % of risk-weighted assets	14.7%	11.1%	174.2%	161.9%
Tier 2 as % of risk-weighted assets	3.5%	2.6%	0.00%	0.00%
Net capital ratio	**18.2%**	**13.8%**	**174.2%**	**161.9%**

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business		Bancomer		Bancomer Servicios	
	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required
Credit risk-weighted assets	**181,092**	**14,488**	**178,996**	**14,320**	**2,096**	**168**
Group I (weighted at 0%)						
Group II (weighted at 20%)	**13,359**	**1,069**	12,736	1,019	623	50
Group III (weighted at 100%)	**167,733**	**13,419**	166,260	13,301	1,473	118
Market risk-weighted assets	**57,959**	**4,594**	**57,799**	**4,581**	**160**	**13**
Local currency and nominal rate transactions	**35,559**	**2,791**	35,399	2,778	160	13
Local currency and real rate transactions or in UDIs	**860**	**138**	860	138		
Interest rate transactions in foreign currency at nominal rate	**7,572**	**548**	7,572	548		
Positions in UDIS or yield indexed to inflation	**16**	**2**	16	2		
Positions in foreign currencies or yield indexed to exchange rate	**1,427**	**114**	1,427	114		
Positions in equity or yield indexed to stock prices	**12,525**	**1,001**	12,525	1,001		
Total credit and market risk	**239,051**	**19,082**	**236,795**	**18,901**	**2,256**	**181**

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking *Business*	Bancomer	Bancomer *Servicios*
Tier 1 capital	**30,030**	**26,378**	**3,652**
Shareholders' equity	48,221	42,972	5,249
Subordinated debentures and capitalization securities	3,441	3,441	
Deductions for investments in subordinated securities	0		
Deductions for investments in equity in financial entities	(3,953)	(3,881)	(72)
Deductions for investments in equity in non-financial entities	(1,114)	(959)	(155)
Deductions for financing granted to purchase equity of the Bank or Group entities	0		
Deductions for deferred taxes	(14,234)	(12,864)	(1,370)
Organizational expenses and other intangibles	(2,328)	(2,328)	
Other assets	(3)	(3)	
Tier 2 capital	**6,249**	**6,249**	**0**
Debentures and capitalization securities	4,312	4,312	
General loan-loss reserves	1,937	1,937	
Deductions for subordinated securities	0		
Net capital	**36,279**	**32,627**	**3,652**

4. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	2Q 2002	3Q 2002	4Q 2002	1Q 2003	2Q 2003
Local currency	**35,112**	**28,063**	**27,080**	**14,789**	**36,332**
Rate	6.7%	7.2%	7.9%	8.2%	6.2%
Foreign currency	**14,636**	**13,477**	**14,757**	**13,565**	**15,631**
Rate	4.6%	5.0%	4.4%	3.9%	3.8%
Total	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
Rate	6.0%	6.6%	6.7%	6.1%	5.4%

5. Capitalization

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer June 2003		Bancomer Servicios June 2003	
Tier 1 capital		26,378		3,652
Tier 2 capital		6,249		0
Net capital		**32,627**		**3,652**
Risk-weighted assets	**178,996**	**236,795**	**2,096**	**2,256**
	Credit risk	Credit and market risk	Credit risk	Credit and market risk
Tier 1 as % of risk-weighted assets	14.7%	11.1%	174.2%	161.9%
Tier 2 as % of risk-weighted assets	3.5%	2.6%	0.00%	0.00%
Net capital ratio	**18.2%**	**13.8%**	**174.2%**	**161.9%**

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business		Bancomer		Bancomer Servicios	
	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required
Credit risk-weighted assets	**181,092**	**14,488**	**178,996**	**14,320**	**2,096**	**168**
Group I (weighted at 0%)						
Group II (weighted at 20%)	**13,359**	**1,069**	12,736	1,019	623	50
Group III (weighted at 100%)	**167,733**	**13,419**	166,260	13,301	1,473	118
Market risk-weighted assets	**57,959**	**4,594**	**57,799**	**4,581**	**160**	**13**
Local currency and nominal rate transactions	**35,559**	**2,791**	35,399	2,778	160	13
Local currency and real rate transactions or in UDIs	**860**	**138**	860	138		
Interest rate transactions in foreign currency at nominal rate	**7,572**	**548**	7,572	548		
Positions in UDIS or yield indexed to inflation	**16**	**2**	16	2		
Positions in foreign currencies or yield indexed to exchange rate	**1,427**	**114**	1,427	114		
Positions in equity or yield indexed to stock prices	**12,525**	**1,001**	12,525	1,001		
Total credit and market risk	**239,051**	**19,082**	**236,795**	**18,901**	**2,256**	**181**

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	**30,030**	**26,378**	**3,652**
Shareholders' equity	48,221	42,972	5,249
Subordinated debentures and capitalization securities	3,441	3,441	
Deductions for investments in subordinated securities	0		
Deductions for investments in equity in financial entities	(3,953)	(3,881)	(72)
Deductions for investments in equity in non-financial entities	(1,114)	(959)	(155)
Deductions for financing granted to purchase equity of the Bank or Group entities	0		
Deductions for deferred taxes	(14,234)	(12,864)	(1,370)
Organizational expenses and other intangibles	(2,328)	(2,328)	
Other assets	(3)	(3)	
Tier 2 capital	**6,249**	**6,249**	**0**
Debentures and capitalization securities	4,312	4,312	
General loan-loss reserves	1,937	1,937	
Deductions for subordinated securities	0		
Net capital	**36,279**	**32,627**	**3,652**

6. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance 2Q03	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
PROMEX-95-2 non convertible	50	18-Sep-03	Higher of CEDES 365+2.5 or PRLV185+2.5 or CETES 365+3.5 or TIIE 28+1.5
BANCOMER-DLLS non convertible	1,044	21-Jun-04	LIBOR + 4
BANCOMER-DLLS non convertible	271	28-Mar-04	LIBOR + 4
BANCOMER-DLLS non convertible	1,201	15-May-04	LIBOR + 3.5
BANCOMER-DLLS non convertible	104	29-May-04	LIBOR + 3.5
Interest accrued	16		
Total	**5,186**		

7. Other income and expenses

Grupo Financiero BBVA Bancomer Other products and expenses Millions of pesos	2Q02	1Q03	2Q03
Severance pay	0	(106)	(105)

8. Debt ratings

BBVA Bancomer Debt ratings	Long-term		Short-term		National scale
	Pesos	Foreign currency	Pesos	Foreign currency	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Bond rating.*

Contacts

Yvonne Ochoa Rosellini
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

6. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance 2Q03	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
PROMEX-95-2 non convertible	50	18-Sep-03	Higher of CEDES 365+2.5 or PRLV185+2.5 or CETES 365+3.5 or TIIE 28+1.5
BANCOMER-DLLS non convertible	1,044	21-Jun-04	LIBOR + 4
BANCOMER-DLLS non convertible	271	28-Mar-04	LIBOR + 4
BANCOMER-DLLS non convertible	1,201	15-May-04	LIBOR + 3.5
BANCOMER-DLLS non convertible	104	29-May-04	LIBOR + 3.5
Interest accrued	16		
Total	**5,186**		

7. Other income and expenses

Grupo Financiero BBVA Bancomer Other products and expenses Millions of pesos	2Q02	1Q03	2Q03
Severance pay	0	(106)	(105)

8. Debt ratings

BBVA Bancomer Debt ratings	Long-term		Short-term		National scale
	Pesos	Foreign currency	Pesos	Foreign currency	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Bond rating.*

Contacts

Yvonne Ochoa Rosellini
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 2T03

28 de julio de 2003

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 2T03

28 de julio de 2003

Contenido

Contenido

Indicadores Financieros Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,863 millones en 2T03, 26.1% mayor a 2T02 y 7.6% mayor a 1T03. Eliminando el efecto del cargo extraordinario por la venta de la participación en Far-Ben en 2T02, el crecimiento interanual es de 9.8%
- Utilidad neta de Ps. 3,594 millones en 6M03, 13.7% por encima de 6M02 y eliminando el efecto Far-Ben, es de 6.4%
- Utilidad por acción de Ps. 0.20 en 2T03 y de Ps. 0.39 en 6M03
- ROAE de 13.5% en 2T03, mayor a 12.3% reportado en 2T02
- ROAA de 1.6% en 2T03, por encima de 1.3% en 2T02
- Margen financiero neto antes de repomo de Ps. 5,193 millones en 2T03, 15.3% mayor a 2T02 y 5.1% mayor a 1T03
- Ingreso neto por comisiones y tarifas de Ps. 3,140 millones en 2T03, 6.6% mayor a 2T02, y de Ps. 6,433 millones en 6M03, 9.1% mayor a 6M02
- Ingreso por intermediación de Ps. 747 millones en 2T03
- Gasto de administración y promoción de Ps. 4,647 millones en 2T03, 0.9% menor a 2T02 y de Ps. 9,170 millones en 6M03, 3.1% menor a 6M02
- Indice de eficiencia de 51.0% en 2T03 comparado con 57.3%, en 2T02
- Margen financiero neto de 5.1% en 2T03, 30 puntos base mayor a 2T02 y 10 puntos base mayor a 1T03
- Cartera al sector privado sin fideicomisos UDIs crece 3.9% y cartera comercial 1.3% en 2T03
- Cartera de consumo en 2T03 crece 6.8% y 21.9% comparado con 1T03 y 2T02, respectivamente
- Fondos administrados en sociedades de inversión de deuda incrementaron 19.3% en 2T03 comparado con 2T02 y 35.8% de 1T03 a 2T03, equivalente a Ps. 19,912 millones

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 1,731 millones en 2T03 y de Ps. 3,377 millones en 6M03, 24.0% y 12.8% mayor a 2T02 y 6M02, respectivamente. Eliminando el efecto del cargo extraordinario por la venta de la participación en Far-Ben en 2T02, el crecimiento interanual es de 7.3%
- Indice de capitalización del Negocio Bancario en 2T03 fue 15.2%, con un índice de capital básico de 12.6%
- Seguros registró utilidad neta de Ps. 109 millones en 2T03
- Pensiones reportó utilidad neta de Ps. 36 millones en 2T03
- Casa de Bolsa registró utilidad neta de Ps. 39 millones en 2T03
- Bancomer Gestión reportó utilidad neta de Ps. 25 millones en 2T03

Compañías Subsidiarias del Banco

- Afore registró utilidad neta de Ps. 149 millones en 2T03
- Bancomer Transfer Services reportó utilidad neta de Ps. 25 millones en 2T03

Todas las cifras están expresadas en pesos (Ps.) de junio de 2003 y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente.

Utilidad Grupo (Ps. Millones)


3,160
3,594
1,478
1,767
1,828
1,731
1,863
6M02
6M03
2T02
3T02
4T02
1T03
2T03

UPA Grupo (Ps. con dilución)


0.34
0.39
0.16
0.19
0.20
0.19
0.20
6M02
6M03
2T02
3T02
4T02
1T03
2T03

ROAE Grupo (% Anualizado)


13.4
13.3
12.3
14.2
14.2
13.0
13.5
6M02
6M03
2T02
3T02
4T02
1T03
2T03

ROAA Grupo (% Anualizado)


1.4
1.6
1.3
1.6
1.7
1.5
1.6
6M02
6M03
2T02
3T02
4T02
1T03
2T03

Capitalización Negocio Bancario (%) [(1)]


12.4
3.6
8.8
12.8
3.1
9.7
13.1
3.2
9.9
14.1
3.1
11.0
15.2
2.6
12.6
2T02
3T02
4T02
1T03
2T03
Básico
Complementario

(1) Indices calculados bajo reglas de capitalización vigentes a partir de enero de 2003

Indicadores Financieros Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,863 millones en 2T03, 26.1% mayor a 2T02 y 7.6% mayor a 1T03. Eliminando el efecto del cargo extraordinario por la venta de la participación en Far-Ben en 2T02, el crecimiento interanual es de 9.8%
- Utilidad neta de Ps. 3,594 millones en 6M03, 13.7% por encima de 6M02 y eliminando el efecto Far-Ben, es de 6.4%
- Utilidad por acción de Ps. 0.20 en 2T03 y de Ps. 0.39 en 6M03
- ROAE de 13.5% en 2T03, mayor a 12.3% reportado en 2T02
- ROAA de 1.6% en 2T03, por encima de 1.3% en 2T02
- Margen financiero neto antes de repomo de Ps. 5,193 millones en 2T03, 15.3% mayor a 2T02 y 5.1% mayor a 1T03
- Ingreso neto por comisiones y tarifas de Ps. 3,140 millones en 2T03, 6.6% mayor a 2T02, y de Ps. 6,433 millones en 6M03, 9.1% mayor a 6M02
- Ingreso por intermediación de Ps. 747 millones en 2T03
- Gasto de administración y promoción de Ps. 4,647 millones en 2T03, 0.9% menor a 2T02 y de Ps. 9,170 millones en 6M03, 3.1% menor a 6M02
- Indice de eficiencia de 51.0% en 2T03 comparado con 57.3%, en 2T02
- Margen financiero neto de 5.1% en 2T03, 30 puntos base mayor a 2T02 y 10 puntos base mayor a 1T03
- Cartera al sector privado sin fideicomisos UDIs crece 3.9% y cartera comercial 1.3% en 2T03
- Cartera de consumo en 2T03 crece 6.8% y 21.9% comparado con 1T03 y 2T02, respectivamente
- Fondos administrados en sociedades de inversión de deuda incrementaron 19.3% en 2T03 comparado con 2T02 y 35.8% de 1T03 a 2T03, equivalente a Ps. 19,912 millones

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 1,731 millones en 2T03 y de Ps. 3,377 millones en 6M03, 24.0% y 12.8% mayor a 2T02 y 6M02, respectivamente. Eliminando el efecto del cargo extraordinario por la venta de la participación en Far-Ben en 2T02, el crecimiento interanual es de 7.3%
- Indice de capitalización del Negocio Bancario en 2T03 fue 15.2%, con un índice de capital básico de 12.6%
- Seguros registró utilidad neta de Ps. 109 millones en 2T03
- Pensiones reportó utilidad neta de Ps. 36 millones en 2T03
- Casa de Bolsa registró utilidad neta de Ps. 39 millones en 2T03
- Bancomer Gestión reportó utilidad neta de Ps. 25 millones en 2T03

Compañías Subsidiarias del Banco

- Afore registró utilidad neta de Ps. 149 millones en 2T03
- Bancomer Transfer Services reportó utilidad neta de Ps. 25 millones en 2T03

Todas las cifras están expresadas en pesos (Ps.) de junio de 2003 y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente.

Utilidad Grupo (Ps. Millones)


3,160
3,594
1,478
1,767
1,828
1,731
1,863
6M02
6M03
2T02
3T02
4T02
1T03
2T03

UPA Grupo (Ps. con dilución)


0.34
0.39
0.16
0.19
0.20
0.19
0.20
6M02
6M03
2T02
3T02
4T02
1T03
2T03

ROAE Grupo (% Anualizado)


13.4
13.3
12.3
14.2
14.2
13.0
13.5
6M02
6M03
2T02
3T02
4T02
1T03
2T03

ROAA Grupo (% Anualizado)


1.4
1.6
1.3
1.6
1.7
1.5
1.6
6M02
6M03
2T02
3T02
4T02
1T03
2T03

Capitalización Negocio Bancario (%) [1]


12.4
13.1
14.1
15.2
3.6
3.1
3.2
3.1
2.6
8.8
9.7
9.9
11.0
12.6
2T02
3T02
4T02
1T03
2T03
Básico
Complementario

(1) Indices calculados bajo reglas de capitalización vigentes a partir de enero de 2003

Resumen de Resultados e Información Estadística Seleccionada

NOTA: A PARTIR DE 2T03 LA DISCUSIÓN DE LOS RESULTADOS SE BASA EN LOS DATOS CONSOLIDADOS DE GRUPO FINANCIERO BBVA BANCOMER Y NO EN EL NEGOCIO BANCARIO.

Para facilitar el seguimiento comparativo del negocio recurrente, el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en la página 21.

Grupo Financiero BBVA Bancomer **Utilidad neta** Millones de pesos	**2T 2002**	**3T 2002**	**4T 2002**	**1T 2003**	**2T 2003**	**6M 2002**	**6M 2003**	**2T03/ 1T03**	**2T03/ 2T02**	**6M03/ 6M02**
Grupo Financiero BBVA Bancomer	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,160**	**3,594**	**7.6%**	**26.1%**	**13.7%**
Resultado de la controladora	(47)	(44)	(50)	(42)	(38)	(89)	(80)	(9.8%)	(19.2%)	(10.4%)
Negocio Bancario	1,397	1,656	1,746	1,645	1,731	2,994	3,377	5.2%	23.9%	12.8%
Sector Seguros	112	139	134	126	140	203	266	10.8%	25.1%	31.2%
Casa de Bolsa Bancomer	17	19	4	11	39	55	50	253.6%	133.1%	(8.8%)
Bancomer Gestión	24	23	21	20	25	45	45	24.7%	3.9%	(0.4%)
Interés minoritario y otros [1]	(25)	(26)	(27)	(29)	(34)	(47)	(64)	16.9%	35.5%	35.3%

(1) Incluye, entre otros, el interés minoritario de Seguros Bancomer y el resultado de Fianzas Probursa; excluye interés minoritario de subsidiarias del Negocio Bancario.

Grupo Financiero BBVA Bancomer **Resumen financiero** Millones de pesos	**2T 2002**	**3T 2002**	**4T 2002**	**1T 2003**	**2T 2003**	**2T03/ 1T03**	**2T03/ 2T02**
BALANCE GENERAL							
Disponibilidades	66,240	55,659	72,345	62,206	60,501	(2.7%)	(8.7%)
Inversiones en valores y operaciones con valores y derivadas	75,424	79,635	64,677	111,373	96,314	(13.5%)	27.7%
Total cartera de crédito vigente	248,293	239,308	239,892	233,343	235,024	0.7%	(5.3%)
Total cartera de crédito vencida	12,407	11,967	11,109	12,076	11,015	(8.8%)	(11.2%)
Total cartera de crédito	260,700	251,275	251,001	245,419	246,039	0.3%	(5.6%)
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)	(1.2%)	(10.0%)
Total cartera de crédito, neta	247,349	238,295	238,473	233,258	234,020	0.3%	(5.4%)
Impuestos diferidos, neto	25,498	24,979	24,337	23,945	22,833	(4.6%)	(10.5%)
Otros activos	37,720	42,781	34,275	33,302	33,389	0.3%	(11.5%)
Total activo	**452,231**	**441,349**	**434,107**	**464,084**	**447,057**	**(3.7%)**	**(1.1%)**
Captación tradicional	331,356	328,211	320,652	360,512	320,962	(11.0%)	(3.1%)
Préstamos interbancarios y de otros organismos	49,748	41,540	41,837	28,354	51,963	83.3%	4.5%
Obligaciones subordinadas en circulación	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Otros pasivos	9,759	9,630	8,156	9,921	7,234	(27.1%)	(25.9%)
Total pasivo	**397,574**	**384,886**	**375,954**	**404,270**	**385,345**	**(4.7%)**	**(3.1%)**
Total capital contable	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**	**3.2%**	**12.9%**

Grupo Financiero BBVA Bancomer **Resumen financiero** Millones de pesos	**2T 2002**	**3T 2002**	**4T 2002**	**1T 2003**	**2T 2003**	**6M 2002**	**6M 2003**	**2T03/ 1T03**	**2T03/ 2T02**	**6M03/ 6M02**
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posición monetaria	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Margen financiero ajustado por riesgos crediticios	4,148	4,303	4,421	4,044	4,158	8,099	8,202	2.8%	0.2%	1.3%
Comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.6%)	6.6%	9.1%
Resultado por intermediación	487	(70)	145	23	747	1,271	770	3147.8%	53.4%	(39.4%)
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.9%)	(3.1%)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.5%**	**7.5%**
Resultado por operaciones continuas	1,731	1,851	1,862	1,814	1,900	3,492	3,714	4.7%	9.8%	6.4%
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Resumen de Resultados e Información Estadística Seleccionada

NOTA: A PARTIR DE 2T03 LA DISCUSIÓN DE LOS RESULTADOS SE BASA EN LOS DATOS CONSOLIDADOS DE GRUPO FINANCIERO BBVA BANCOMER Y NO EN EL NEGOCIO BANCARIO.

Para facilitar el seguimiento comparativo del negocio recurrente, el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en la página 21.

Grupo Financiero BBVA Bancomer Utilidad neta Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Grupo Financiero BBVA Bancomer	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,160**	**3,594**	**7.6%**	**26.1%**	**13.7%**
Resultado de la controladora	(47)	(44)	(50)	(42)	(38)	(89)	(80)	(9.8%)	(19.2%)	(10.4%)
Negocio Bancario	1,397	1,656	1,746	1,645	1,731	2,994	3,377	5.2%	23.9%	12.8%
Sector Seguros	112	139	134	126	140	203	266	10.8%	25.1%	31.2%
Casa de Bolsa Bancomer	17	19	4	11	39	55	50	253.6%	133.1%	(8.8%)
Bancomer Gestión	24	23	21	20	25	45	45	24.7%	3.9%	(0.4%)
Interés minoritario y otros [1]	(25)	(26)	(27)	(29)	(34)	(47)	(64)	16.9%	35.5%	35.3%

(1) Incluye, entre otros, el interés minoritario de Seguros Bancomer y el resultado de Fianzas Probursa; excluye interés minoritario de subsidiarias del Negocio Bancario.

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
BALANCE GENERAL							
Disponibilidades	66,240	55,659	72,345	62,206	60,501	(2.7%)	(8.7%)
Inversiones en valores y operaciones con valores y derivadas	75,424	79,635	64,677	111,373	96,314	(13.5%)	27.7%
Total cartera de crédito vigente	248,293	239,308	239,892	233,343	235,024	0.7%	(5.3%)
Total cartera de crédito vencida	12,407	11,967	11,109	12,076	11,015	(8.8%)	(11.2%)
Total cartera de crédito	260,700	251,275	251,001	245,419	246,039	0.3%	(5.6%)
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)	(1.2%)	(10.0%)
Total cartera de crédito, neta	247,349	238,295	238,473	233,258	234,020	0.3%	(5.4%)
Impuestos diferidos, neto	25,498	24,979	24,337	23,945	22,833	(4.6%)	(10.5%)
Otros activos	37,720	42,781	34,275	33,302	33,389	0.3%	(11.5%)
Total activo	**452,231**	**441,349**	**434,107**	**464,084**	**447,057**	**(3.7%)**	**(1.1%)**
Captación tradicional	331,356	328,211	320,652	360,512	320,962	(11.0%)	(3.1%)
Préstamos interbancarios y de otros organismos	49,748	41,540	41,837	28,354	51,963	83.3%	4.5%
Obligaciones subordinadas en circulación	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Otros pasivos	9,759	9,630	8,156	9,921	7,234	(27.1%)	(25.9%)
Total pasivo	**397,574**	**384,886**	**375,954**	**404,270**	**385,345**	**(4.7%)**	**(3.1%)**
Total capital contable	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**	**3.2%**	**12.9%**

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posición monetaria	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Margen financiero ajustado por riesgos crediticios	4,148	4,303	4,421	4,044	4,158	8,099	8,202	2.8%	0.2%	1.3%
Comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.6%)	6.6%	9.1%
Resultado por intermediación	487	(70)	145	23	747	1,271	770	3147.8%	53.4%	(39.4%)
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.9%)	(3.1%)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.5%**	**7.5%**
Resultado por operaciones continuas	1,731	1,851	1,862	1,814	1,900	3,492	3,714	4.7%	9.8%	6.4%
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Grupo Financiero BBVA Bancomer Resumen de la acción	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acción (UPA) (pesos nominales)	0.15	0.18	0.19	0.19	0.20	0.33	0.39	8.1%	31.4%	19.1%
Utilidad neta por acción (UPA) (pesos constantes)	0.16	0.19	0.20	0.19	0.20	0.34	0.39	7.5%	25.6%	13.2%
Utilidad neta por acción últimos doce meses (UPA 12m) (pesos constantes por periodo)	0.64	0.67	0.72	0.73	0.77	0.64	0.77	5.9%	21.7%	21.7%
Valor en libros por acción (VL) (pesos nominales)	5.06	5.29	5.57	5.81	6.05	5.06	6.05	4.1%	19.5%	19.5%
Valor en libros por acción (VL) (pesos constantes)	5.29	5.47	5.65	5.83	6.05	5.29	6.05	3.8%	14.4%	14.4%
Acciones totales en circulación con dilución [1] (millones, fin de periodo)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	8.12	7.29	7.91	8.28	8.83	8.12	8.83	6.6%	8.7%	8.7%
Capitalización de mercado (millones de pesos nominales)	75,329	67,629	73,381	76,814	81,916	75,329	81,916	6.6%	8.7%	8.7%
Volumen operado diario promedio (millones de títulos)	14.2	10.4	7.0	7.7	8.8	13.0	8.2	14.0%	(38.2%)	(36.8%)
Importe operado diario promedio (millones de pesos nominales)	126.2	81.0	53.4	64.0	78.7	119.2	71.4	23.0%	(37.6%)	(40.1%)
Precio cierre / UPA 12m (pesos constantes por periodo) (P/U)	12.8	10.8	11.0	11.3	11.4	12.8	11.4	0.7%	(10.7%)	(10.7%)
Precio cierre / VL (pesos nominales) (P/VL)	1.6	1.4	1.4	1.4	1.5	1.6	1.5	2.5%	(9.0%)	(9.0%)
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (UPADR) (dólares)	0.32	0.38	0.38	0.34	0.39	0.70	0.73	13.5%	21.5%	4.5%
Valor en libros por ADR (VLADR) (dólares)	10.16	10.35	10.66	10.77	11.59	10.16	11.59	7.6%	14.0%	14.0%

(1) A partir de mayo de 2002 las acciones en circulación y las acciones con dilución son las mismas. Cálculos con base en acciones promedio del periodo.

Grupo Financiero BBVA Bancomer Indicadores del negocio	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,681	1,676	1,665	1,658	1,645	1,681	1,645
Cajeros automáticos	3,732	3,721	3,752	3,772	3,771	3,732	3,771
Empleados							
Grupo Financiero	29,829	29,330	29,078	28,642	28,635	29,829	28,635
Negocio Bancario	26,349	25,902	25,704	25,307	25,274	26,349	25,274
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto (anualizado)	4.8	5.1	5.4	5.0	5.1	4.6	5.0
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones)	57.3	56.3	55.3	54.0	51.0	57.3	52.4
Comisiones y tarifas, neto / gastos de administración y promoción	62.8	71.3	66.4	72.8	67.6	62.3	70.2
Rendimiento sobre capital promedio (ROAE)	12.3	14.2	14.2	13.0	13.5	13.4	13.3
Rendimiento sobre activos promedio (ROAA)	1.3	1.6	1.7	1.5	1.6	1.4	1.6
Indice de capitalización básico	8.8	9.7	9.9	11.0	12.6	8.8	12.6
Indice de capitalización total	12.4	12.8	13.1	14.1	15.2	12.4	15.2
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa[1]	4.8	4.8	4.4	4.9	4.5	4.8	4.5
Indice de cartera vencida bruta, excluyendo Fobaproa[1]	7.3	7.0	6.5	7.3	6.6	7.3	6.6
Cobertura de cartera vencida[1]	107.6	108.5	112.8	100.7	109.1	107.6	109.1
Cargo a resultados por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	1.41	1.62	1.83	2.45	2.57	1.48	2.51

(1) A partir de 2003 la cartera hipotecaria se clasifica como vencida a los 90 días de impago en lugar de a los 180 días. Para más detalle, ver discusión sobre "Calidad de activos".

Grupo Financiero BBVA Bancomer Resumen de la acción	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acción (UPA) (pesos nominales)	0.15	0.18	0.19	0.19	0.20	0.33	0.39	8.1%	31.4%	19.1%
Utilidad neta por acción (UPA) (pesos constantes)	0.16	0.19	0.20	0.19	0.20	0.34	0.39	7.5%	25.6%	13.2%
Utilidad neta por acción últimos doce meses (UPA 12m) (pesos constantes por periodo)	0.64	0.67	0.72	0.73	0.77	0.64	0.77	5.9%	21.7%	21.7%
Valor en libros por acción (VL) (pesos nominales)	5.06	5.29	5.57	5.81	6.05	5.06	6.05	4.1%	19.5%	19.5%
Valor en libros por acción (VL) (pesos constantes)	5.29	5.47	5.65	5.83	6.05	5.29	6.05	3.8%	14.4%	14.4%
Acciones totales en circulación con dilución [1] (millones, fin de periodo)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	8.12	7.29	7.91	8.28	8.83	8.12	8.83	6.6%	8.7%	8.7%
Capitalización de mercado (millones de pesos nominales)	75,329	67,629	73,381	76,814	81,916	75,329	81,916	6.6%	8.7%	8.7%
Volumen operado diario promedio (millones de títulos)	14.2	10.4	7.0	7.7	8.8	13.0	8.2	14.0%	(38.2%)	(36.8%)
Importe operado diario promedio (millones de pesos nominales)	126.2	81.0	53.4	64.0	78.7	119.2	71.4	23.0%	(37.6%)	(40.1%)
Precio cierre / UPA 12m (pesos constantes por periodo) (P/U)	12.8	10.8	11.0	11.3	11.4	12.8	11.4	0.7%	(10.7%)	(10.7%)
Precio cierre / VL (pesos nominales) (P/VL)	1.6	1.4	1.4	1.4	1.5	1.6	1.5	2.5%	(9.0%)	(9.0%)
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (UPADR) (dólares)	0.32	0.38	0.38	0.34	0.39	0.70	0.73	13.5%	21.5%	4.5%
Valor en libros por ADR (VLADR) (dólares)	10.16	10.35	10.66	10.77	11.59	10.16	11.59	7.6%	14.0%	14.0%

(1) A partir de mayo de 2002 las acciones en circulación y las acciones con dilución son las mismas. Cálculos con base en acciones promedio del periodo.

Grupo Financiero BBVA Bancomer Indicadores del negocio	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,681	1,676	1,665	1,658	1,645	1,681	1,645
Cajeros automáticos	3,732	3,721	3,752	3,772	3,771	3,732	3,771
Empleados							
Grupo Financiero	29,829	29,330	29,078	28,642	28,635	29,829	28,635
Negocio Bancario	26,349	25,902	25,704	25,307	25,274	26,349	25,274
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto (anualizado)	4.8	5.1	5.4	5.0	5.1	4.6	5.0
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones)	57.3	56.3	55.3	54.0	51.0	57.3	52.4
Comisiones y tarifas, neto / gastos de administración y promoción	62.8	71.3	66.4	72.8	67.6	62.3	70.2
Rendimiento sobre capital promedio (ROAE)	12.3	14.2	14.2	13.0	13.5	13.4	13.3
Rendimiento sobre activos promedio (ROAA)	1.3	1.6	1.7	1.5	1.6	1.4	1.6
Indice de capitalización básico	8.8	9.7	9.9	11.0	12.6	8.8	12.6
Indice de capitalización total	12.4	12.8	13.1	14.1	15.2	12.4	15.2
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa[1]	4.8	4.8	4.4	4.9	4.5	4.8	4.5
Indice de cartera vencida bruta, excluyendo Fobaproa[1]	7.3	7.0	6.5	7.3	6.6	7.3	6.6
Cobertura de cartera vencida[1]	107.6	108.5	112.8	100.7	109.1	107.6	109.1
Cargo a resultados por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	1.41	1.62	1.83	2.45	2.57	1.48	2.51

(1) A partir de 2003 la cartera hipotecaria se clasifica como vencida a los 90 días de impago en lugar de a los 180 días. Para más detalle, ver discusión sobre "Calidad de activos".

Asuntos Sobresalientes

Bancomer mejora el producto hipotecario

A partir de julio 2003, Bancomer está dando un nuevo impulso al negocio hipotecario al ofrecer mejores condiciones de enganche y tasas de interés al mercado.

Mediante el programa de crédito hipotecario *Apoyo Infonavit* se ofrece el beneficio de aplicar la aportación patronal bimestral del 5% del sueldo del trabajador al saldo del crédito, ya sea para reducir el pago mensual o el plazo. Adicionalmente, se tiene el beneficio de poder aplicar el saldo acumulado del trabajador en la subcuenta de vivienda como garantía en caso de desempleo.

Ahora, Bancomer también ofrece alternativas de tasa de interés en la medida en que el cliente incremente el enganche. Se puede optar por una tasa fija en pesos durante los 15 años de plazo que va desde 14.0% hasta 15.5% con enganches desde el 10% y hasta el 30%. Este tipo de crédito aplica para viviendas con un valor de hasta Ps. 829,350 y la comisión de apertura es de solamente 1.0%.

Para créditos sin *Apoyo Infonavit*, se ofrece tasa fija en pesos a plazo de 15 años a partir de 14.0% y hasta 15.5% con enganches desde el 20% hasta 40%. Por su parte, en la opción de tasa de interés variable (TIIE + 6 puntos porcentuales), disminuyó la tasa tope de 22.0% a 20.0%. Además, se redujo la comisión por apertura de crédito de 3.0% a 2.5%.

Estos beneficios se suman a los ya existentes, como seguro de desempleo, seguro de vida y daños, pago mensual desde Ps. 13.46 por mil y deducibilidad de intereses en el pago del impuesto sobre la renta, que lo destacan por ser accesible, transparente y completo.

Bancomer lanza tarjeta electrónica de remesas

Bancomer lanzará en agosto de 2003 la tarjeta *Envíos de Dinero* que permitirá el cobro de remesas en cualquier cajero automático Bancomer, evitando al cliente la necesidad de acudir a la sucursal bancaria.

Adicionalmente, se podrá utilizar dicha tarjeta para pagar en comercios al utilizarla como tarjeta de débito. Este nuevo servicio no le costará al beneficiario de las remesas, ni se le exigirá un saldo mínimo, además de que la comisión de envío será 20% más barata.

Bancomer, a través de su subsidiaria Bancomer Transfer Services (BTS) ha sido un actor fundamental en la reducción del costo de envío de remesas y en la inclusión de este negocio a un mercado institucional.

Bancomer lanza innovadora tarjeta *Mini*

Bancomer lanzó la tarjeta *Mini* en julio de 2003, llamada así por sus dimensiones, como una tarjeta complementaria a la de crédito convencional. Esta tarjeta no tiene costo adicional, se puede guardar fácilmente por su tamaño – incluso portarse en un llavero - y puede utilizarse de igual forma que una tarjeta de crédito.

No obstante, por seguridad, tiene un número de cuenta distinto y se puede establecer un límite de crédito menor al asignado a la cuenta eje. La tarjeta *Mini* es ideal para tarjetas adicionales de hijos o para compras por Internet con un límite de crédito asignado.

Se fortalece la Banca Privada

En Junio 2003 la fuerza comercial de Casa de Bolsa se integró a la red de Banca Patrimonial. Por su parte, la unidad de negocio denominada Casa de Bolsa y Gestión de Activos será el proveedor exclusivo de estrategias de inversión, productos y servicios bursátiles para el Grupo.

Esta área facilita la entrada al mercado de valores a los clientes personas físicas o morales, ofreciendo asesoría e información sobre un mercado sofisticado con productos como gestión total de portafolios, fondos de inversión, análisis bursátil, estrategias de inversión e información electrónica de mercados.

Primera colocación en México con calificación superior al techo de riesgo soberano

En mayo 2003, la Banca de Inversión participó en la oferta pública de certificados bursátiles por Ps. 1,935 millones en UDIs. Estos certificados bursátiles tienen como activo subyacente los flujos futuros de ingresos por cobro de peaje en carreteras y son emitidos por Promotora y Administradora de Carreteras, S.A. de C.V. y Promotora de Autopistas del Pacífico, S.A. de C.V.

Los certificados bursátiles cuentan con un seguro de garantía financiera de MBIA Insurance Corp, por lo que se obtuvo una calificación de AAA en escala global y mxAAA en escala nacional, por parte de las agencias calificadoras Fitch México y Standard & Poor's

Esta es la primera colocación realizada en el mercado mexicano de un bono con calificación superior al techo soberano. El éxito de la transacción respondió a la capacidad de estructuración, distribución y liderazgo de la Banca de Inversión de Bancomer.

Asuntos Sobresalientes

Bancomer mejora el producto hipotecario

A partir de julio 2003, Bancomer está dando un nuevo impulso al negocio hipotecario al ofrecer mejores condiciones de enganche y tasas de interés al mercado.

Mediante el programa de crédito hipotecario *Apoyo Infonavit* se ofrece el beneficio de aplicar la aportación patronal bimestral del 5% del sueldo del trabajador al saldo del crédito, ya sea para reducir el pago mensual o el plazo. Adicionalmente, se tiene el beneficio de poder aplicar el saldo acumulado del trabajador en la subcuenta de vivienda como garantía en caso de desempleo.

Ahora, Bancomer también ofrece alternativas de tasa de interés en la medida en que el cliente incremente el enganche. Se puede optar por una tasa fija en pesos durante los 15 años de plazo que va desde 14.0% hasta 15.5% con enganches desde el 10% y hasta el 30%. Este tipo de crédito aplica para viviendas con un valor de hasta Ps. 829,350 y la comisión de apertura es de solamente 1.0%.

Para créditos sin *Apoyo Infonavit*, se ofrece tasa fija en pesos a plazo de 15 años a partir de 14.0% y hasta 15.5% con enganches desde el 20% hasta 40%. Por su parte, en la opción de tasa de interés variable (TIIE + 6 puntos porcentuales), disminuyó la tasa tope de 22.0% a 20.0%. Además, se redujo la comisión por apertura de crédito de 3.0% a 2.5%.

Estos beneficios se suman a los ya existentes, como seguro de desempleo, seguro de vida y daños, pago mensual desde Ps. 13.46 por mil y deducibilidad de intereses en el pago del impuesto sobre la renta, que lo destacan por ser accesible, transparente y completo.

Bancomer lanza tarjeta electrónica de remesas

Bancomer lanzará en agosto de 2003 la tarjeta *Envíos de Dinero* que permitirá el cobro de remesas en cualquier cajero automático Bancomer, evitando al cliente la necesidad de acudir a la sucursal bancaria.

Adicionalmente, se podrá utilizar dicha tarjeta para pagar en comercios al utilizarla como tarjeta de débito. Este nuevo servicio no le costará al beneficiario de las remesas, ni se le exigirá un saldo mínimo, además de que la comisión de envío será 20% más barata.

Bancomer, a través de su subsidiaria Bancomer Transfer Services (BTS) ha sido un actor fundamental en la reducción del costo de envío de remesas y en la inclusión de este negocio a un mercado institucional.

Bancomer lanza innovadora tarjeta *Mini*

Bancomer lanzó la tarjeta *Mini* en julio de 2003, llamada así por sus dimensiones, como una tarjeta complementaria a la de crédito convencional. Esta tarjeta no tiene costo adicional, se puede guardar fácilmente por su tamaño – incluso portarse en un llavero - y puede utilizarse de igual forma que una tarjeta de crédito.

No obstante, por seguridad, tiene un número de cuenta distinto y se puede establecer un límite de crédito menor al asignado a la cuenta eje. La tarjeta *Mini* es ideal para tarjetas adicionales de hijos o para compras por Internet con un límite de crédito asignado.

Se fortalece la Banca Privada

En Junio 2003 la fuerza comercial de Casa de Bolsa se integró a la red de Banca Patrimonial. Por su parte, la unidad de negocio denominada Casa de Bolsa y Gestión de Activos será el proveedor exclusivo de estrategias de inversión, productos y servicios bursátiles para el Grupo.

Esta área facilita la entrada al mercado de valores a los clientes personas físicas o morales, ofreciendo asesoría e información sobre un mercado sofisticado con productos como gestión total de portafolios, fondos de inversión, análisis bursátil, estrategias de inversión e información electrónica de mercados.

Primera colocación en México con calificación superior al techo de riesgo soberano

En mayo 2003, la Banca de Inversión participó en la oferta pública de certificados bursátiles por Ps. 1,935 millones en UDIs. Estos certificados bursátiles tienen como activo subyacente los flujos futuros de ingresos por cobro de peaje en carreteras y son emitidos por Promotora y Administradora de Carreteras, S.A. de C.V. y Promotora de Autopistas del Pacífico, S.A. de C.V.

Los certificados bursátiles cuentan con un seguro de garantía financiera de MBIA Insurance Corp, por lo que se obtuvo una calificación de AAA en escala global y mxAAA en escala nacional, por parte de las agencias calificadoras Fitch México y Standard & Poor's

Esta es la primera colocación realizada en el mercado mexicano de un bono con calificación superior al techo soberano. El éxito de la transacción respondió a la capacidad de estructuración, distribución y liderazgo de la Banca de Inversión de Bancomer.

Estado de Resultados

Grupo Financiero BBVA Bancomer reportó una utilidad neta de Ps. 1,863 millones en 2T03, un crecimiento interanual de 26.1% y trimestral de 7.6%, para alcanzar una utilidad acumulada en los primeros seis meses de 2003 de Ps. 3,594 millones. Excluyendo el cargo extraordinario por la operación de venta de la posición en Far-Ben realizada en 2T02, el crecimiento interanual sería de 9.8%. Este desempeño favorable es en gran parte atribuible a la mejora continua en el ingreso recurrente (ingreso financiero neto antes de resultado por posición monetaria, comisiones y gasto) que se ubicó en Ps. 3,686 millones en 2T03, equivalente a un crecimiento de 33.4% comparado con 2T02.

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Margen financiero antes de resultado por posición monetaria	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Resultado por posición monetaria	242	175	239	119	38	463	157	(67.9%)	(84.1%)	(66.2%)
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)	5.6%	79.2%	66.4%
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**	**2.8%**	**0.2%**	**1.3%**
Comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.7%)	6.6%	9.1%
Resultado por intermediación	487	(70)	145	23	747	1,271	770	3136.9%	53.2%	(39.5%)
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.8%)	(3.1%)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.4%**	**7.5%**
Otros productos y gastos, neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)	150.7%	384.3%	163.5%
Resultado por posición monetaria	(166)	(132)	(259)	(238)	(209)	(354)	(447)	(12.0%)	25.8%	26.3%
Resultado antes de ISR y PTU	**2,653**	**2,738**	**2,731**	**2,456**	**2,830**	**5,254**	**5,285**	**15.2%**	**6.7%**	**0.6%**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)	(45.4%)	0.8%	5.0%
ISR Y PTU diferido	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)	100.9%	24.1%	(2.9%)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**	**2.1%**	**0.5%**	**1.5%**
Participación en el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31	(586.9%)	(132.2%)	(122.8%)
Resultado por operaciones continuas	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**	**4.7%**	**9.8%**	**6.4%**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(218)	0	0	0	0	(218)	0	n.a.	(100.0%)	(100.0%)
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**	**4.7%**	**25.6%**	**13.4%**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)	(55.7%)	6.7%	6.3%
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Margen Financiero Neto

El margen financiero neto antes de resultado por posición monetaria se ubicó en Ps. 5,193 millones en 2T03, un incremento de Ps. 251 millones comparado con el trimestre anterior debido a una combinación de crecimiento en crédito, menor costo de fondeo y un incremento en el ingreso neto por operaciones de reporto.

En 2T03, el ingreso por margen financiero equivale a 5.1% de los activos con rendimiento, una mejora de 30 puntos base comparado con el registrado hace doce meses y de 10 puntos base comparado con el trimestre anterior. Por su parte, el margen acumulado a los primeros seis meses de 2003 se ubicó en 5.1%, 40 puntos base por encima del margen de 6M02.

Los principales factores que influyeron en el comportamiento del margen financiero neto son:

(a) Un incremento de Ps. 24 millones en el ingreso por crédito y captación en 2T03 a pesar de una reducción de 292 puntos base en la tasa promedio de referencia interbancaria (TIIE) a 28 días. De 2T02 a 2T03, el incremento fue de Ps. 514 millones, a pesar de la contracción de 91 puntos base en la TIIE en el mismo período. Estos crecimientos reflejan incrementos en la cartera de crédito, principalmente de consumo, que creció 6.8% en el trimestre y 21.9% interanual. Adicionalmente, el estricto manejo de precios ha permitido reducir el costo promedio de fondeo en vista y plazo en moneda nacional en 90 puntos base en los últimos doce meses, para ubicarse en 38.8% de TIIE en 2T03.

(b) Una mayor proporción de depósitos vista en la mezcla de captación al pasar de 43.0% en 2T02 y 41.1% 1T03, a 45.6% en 2T03. Esto se debió a la migración de saldos de depósitos a plazo, que se redujeron 8.1% interanual y 8.8% en el trimestre, hacia fondos de inversión, que incrementaron 19.3% y 35.8%, respectivamente, en los mismos períodos.

(c) Un incremento de Ps. 248 millones en el ingreso por operaciones de reporto en el trimestre y Ps. 154 millones comparado con 2T02. El ingreso de 2T03 se debe a una combinación de una mayor pendiente en la curva de tasas de interés, aunado al mayor plazo de repreciación que tiene el activo en un escenario de tasas a la baja y a un incremento de 22.0% en el volumen promedio de reportos operados en el trimestre.

(d) Un ingreso Ps. 81 millones menor en el resultado por posición monetaria en el trimestre, como resultado de menor inflación en 2T03 (-0.07%) comparada con 1T03 (1.3%). Asimismo, este ingreso ha disminuido en los últimos doce meses en Ps. 204 millones debido a una contracción de 131 puntos base en la inflación al comparar 2T02 y 2T03.

Estado de Resultados

Grupo Financiero BBVA Bancomer reportó una utilidad neta de Ps. 1,863 millones en 2T03, un crecimiento interanual de 26.1% y trimestral de 7.6%, para alcanzar una utilidad acumulada en los primeros seis meses de 2003 de Ps. 3,594 millones. Excluyendo el cargo extraordinario por la operación de venta de la posición en Far-Ben realizada en 2T02, el crecimiento interanual sería de 9.8%. Este desempeño favorable es en gran parte atribuible a la mejora continua en el ingreso recurrente (ingreso financiero neto antes de resultado por posición monetaria, comisiones y gasto) que se ubicó en Ps. 3,686 millones en 2T03, equivalente a un crecimiento de 33.4% comparado con 2T02.

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Margen financiero antes de resultado por posición monetaria	4,505	4,821	4,968	4,942	5,193	8,892	10,135	5.1%	15.3%	14.0%
Resultado por posición monetaria	242	175	239	119	38	463	157	(67.9%)	(84.1%)	(66.2%)
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)	5.6%	79.2%	66.4%
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**	**2.8%**	**0.2%**	**1.3%**
Comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433	(4.7%)	6.6%	9.1%
Resultado por intermediación	487	(70)	145	23	747	1,271	770	3136.9%	53.2%	(39.5%)
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**	**9.3%**	**6.1%**	**0.9%**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)	2.7%	(0.8%)	(3.1%)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**	**19.8%**	**17.4%**	**7.5%**
Otros productos y gastos, neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)	150.7%	384.3%	163.5%
Resultado por posición monetaria	(166)	(132)	(259)	(238)	(209)	(354)	(447)	(12.0%)	25.8%	26.3%
Resultado antes de ISR y PTU	**2,653**	**2,738**	**2,731**	**2,456**	**2,830**	**5,254**	**5,285**	**15.2%**	**6.7%**	**0.6%**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)	(45.4%)	0.8%	5.0%
ISR Y PTU diferido	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)	100.9%	24.1%	(2.9%)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**	**2.1%**	**0.5%**	**1.5%**
Participación en el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31	(586.9%)	(132.2%)	(122.8%)
Resultado por operaciones continuas	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**	**4.7%**	**9.8%**	**6.4%**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(218)	0	0	0	0	(218)	0	n.a.	(100.0%)	(100.0%)
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**	**4.7%**	**25.6%**	**13.4%**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)	(55.7%)	6.7%	6.3%
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**	**7.6%**	**26.1%**	**13.7%**

Margen Financiero Neto

El margen financiero neto antes de resultado por posición monetaria se ubicó en Ps. 5,193 millones en 2T03, un incremento de Ps. 251 millones comparado con el trimestre anterior debido a una combinación de crecimiento en crédito, menor costo de fondeo y un incremento en el ingreso neto por operaciones de reporto.

En 2T03, el ingreso por margen financiero equivale a 5.1% de los activos con rendimiento, una mejora de 30 puntos base comparado con el registrado hace doce meses y de 10 puntos base comparado con el trimestre anterior. Por su parte, el margen acumulado a los primeros seis meses de 2003 se ubicó en 5.1%, 40 puntos base por encima del margen de 6M02.

Los principales factores que influyeron en el comportamiento del margen financiero neto son:

(a) Un incremento de Ps. 24 millones en el ingreso por crédito y captación en 2T03 a pesar de una reducción de 292 puntos base en la tasa promedio de referencia interbancaria (TIIE) a 28 días. De 2T02 a 2T03, el incremento fue de Ps. 514 millones, a pesar de la contracción de 91 puntos base en la TIIE en el mismo período. Estos crecimientos reflejan incrementos en la cartera de crédito, principalmente de consumo, que creció 6.8% en el trimestre y 21.9% interanual. Adicionalmente, el estricto manejo de precios ha permitido reducir el costo promedio de fondeo en vista y plazo en moneda nacional en 90 puntos base en los últimos doce meses, para ubicarse en 38.8% de TIIE en 2T03.

(b) Una mayor proporción de depósitos vista en la mezcla de captación al pasar de 43.0% en 2T02 y 41.1% 1T03, a 45.6% en 2T03. Esto se debió a la migración de saldos de depósitos a plazo, que se redujeron 8.1% interanual y 8.8% en el trimestre, hacia fondos de inversión, que incrementaron 19.3% y 35.8%, respectivamente, en los mismos períodos.

(c) Un incremento de Ps. 248 millones en el ingreso por operaciones de reporto en el trimestre y Ps. 154 millones comparado con 2T02. El ingreso de 2T03 se debe a una combinación de una mayor pendiente en la curva de tasas de interés, aunado al mayor plazo de repreciación que tiene el activo en un escenario de tasas a la baja y a un incremento de 22.0% en el volumen promedio de reportos operados en el trimestre.

(d) Un ingreso Ps. 81 millones menor en el resultado por posición monetaria en el trimestre, como resultado de menor inflación en 2T03 (-0.07%) comparada con 1T03 (1.3%). Asimismo, este ingreso ha disminuido en los últimos doce meses en Ps. 204 millones debido a una contracción de 131 puntos base en la inflación al comparar 2T02 y 2T03.

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Ingreso financiero neto por crédito y captación	**4,237**	**4,367**	**4,462**	**4,727**	**4,751**	**8,269**	**9,478**	**0.5%**	**12.1%**	**14.6%**
Ingreso financiero por crédito y valores	7,767	8,081	8,393	8,952	7,951	15,835	16,903	(11.2%)	2.4%	6.7%
Gasto financiero por captación y fondeo	(3,530)	(3,714)	(3,931)	(4,225)	(3,200)	(7,566)	(7,425)	(24.3%)	(9.4%)	(1.9%)
Comisiones y tarifas, neto	**84**	**88**	**83**	**125**	**104**	**197**	**229**	**(17.0%)**	**24.3%**	**16.4%**
Comisiones y tarifas cobradas	84	88	83	125	104	197	229	(17.0%)	24.3%	16.4%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**184**	**366**	**423**	**90**	**338**	**426**	**428**	**274.5%**	**83.7%**	**0.6%**
Ingreso financiero por reportos	3,747	4,144	4,887	4,283	4,173	7,871	8,456	(2.6%)	11.4%	7.4%
Gasto financiero por reportos	(3,563)	(3,778)	(4,464)	(4,193)	(3,835)	(7,445)	(8,028)	(8.5%)	7.6%	7.8%
Ingreso financiero antes de repomo	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**	**5.1%**	**15.3%**	**14.0%**
Resultado por posición monetaria	242	175	239	119	38	463	157	(68.2%)	(84.3%)	(66.0%)
Ingreso financiero neto	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Promedio de activos con rendimiento	395,610	393,649	387,799	404,858	412,700	398,509	404,940	1.9%	4.3%	1.6%
Margen financiero neto anualizado (%)	**4.8**	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**5.1**	**1.4%**	**5.6%**	**8.3%**


8.0%
8.2%
7.6%
8.1%
8.4%
9.7%
6.7%
4.7%
5.1%
4.8%
5.1%
5.4%
5.0%
5.1%
6 meses 2002
6 meses 2003
2T02
3T02
4T02
1T03
2T03
TIIE promedio 28 días
Margen financiero neto (% de activos medios con rendimiento)

Estimación Preventiva para Riesgos Crediticios

Durante 2T03 se crearon provisiones por Ps. 1,073 millones a través del estado de resultados que incluyen Ps. 101 millones de provisiones asociados a la cartera de Estados y Municipios por Ps. 13,829 millones, la cual antes se consideraba cartera exceptuada y en 2T03 pasa a cartera calificada, según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV).

El costo de los programas de apoyo a deudores (Punto Final) en 2T03 fue de Ps. 285 millones, 26.6% del cargo a resultados por concepto de provisiones crediticias. El saldo de la cartera hipotecaria sujeta a estos programas al cierre de junio de 2003 fue de Ps. 26,889 millones (-2.7% en 2T03) y el de la cartera comercial de Ps. 398 millones (-14.1% en 2T03).

Adicionalmente, la cartera de tarjeta de crédito y crédito al consumo ha crecido de manera importante en un período de ya más de dos años, alcanzando una maduración que tiene implicaciones en el nivel de cartera vencida, así como en el monto de castigos relacionados con el portafolio y requerimientos de provisiones. Cabe destacar que esta evolución se encuentra dentro de los niveles esperados en el momento de la originación

Por su parte, en la cartera comercial, la perspectiva poco favorable del entorno económico que acumula ya dos años y medio de desaceleración, ha afectado el esfuerzo de recobro de cartera, así como negociaciones de reestructura, demandando por lo tanto un mayor nivel de provisiones.

El monto de provisiones equivale a 2.6% de la cartera total excluyendo Fobaproa a junio de 2003 y el índice de cobertura de reservas se ubica en 109.1%, una mejora comparado con el índice de 100.7% del trimestre anterior.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Saldo inicial	14,266	13,351	12,980	12,528	12,161	15,190	12,528
Mas:							
Cargo a resultados	599	693	786	1,017	1,073	1,256	2,090
Recuperación de castigos	32	34	109	28	44	92	72
Otros	0	0	325	0	0	0	0
Menos:							
Castigos cartera tarjeta de crédito	(66)	(236)	(97)	(185)	(81)	(171)	(266)
Castigos cartera consumo	0	0	(30)	(29)	(25)	0	(54)
Castigos cartera comercial	(916)	(160)	(473)	(502)	(535)	(1,243)	(1,037)
Castigos cartera hipotecaria	(391)	(359)	(589)	(400)	(270)	(1,156)	(670)
Aplicaciones cartera vigente comercial (Punto Final)	(3)	(5)	(4)	(4)	(4)	(12)	(8)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(340)	(366)	(348)	(338)	(281)	(710)	(619)
Aplicaciones a reservas	**(1,716)**	**(1,125)**	**(1,542)**	**(1,458)**	**(1,196)**	**(3,292)**	**(2,654)**
Resultado monetario	169	27	(129)	46	(63)	105	(17)
Saldo a fin de trimestre	**13,351**	**12,980**	**12,528**	**12,161**	**12,019**	**13,351**	**12,019**

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Ingreso financiero neto por crédito y captación	**4,237**	**4,367**	**4,462**	**4,727**	**4,751**	**8,269**	**9,478**	**0.5%**	**12.1%**	**14.6%**
Ingreso financiero por crédito y valores	7,767	8,081	8,393	8,952	7,951	15,835	16,903	(11.2%)	2.4%	6.7%
Gasto financiero por captación y fondeo	(3,530)	(3,714)	(3,931)	(4,225)	(3,200)	(7,566)	(7,425)	(24.3%)	(9.4%)	(1.9%)
Comisiones y tarifas, neto	**84**	**88**	**83**	**125**	**104**	**197**	**229**	**(17.0%)**	**24.3%**	**16.4%**
Comisiones y tarifas cobradas	84	88	83	125	104	197	229	(17.0%)	24.3%	16.4%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**184**	**366**	**423**	**90**	**338**	**426**	**428**	**274.5%**	**83.7%**	**0.6%**
Ingreso financiero por reportos	3,747	4,144	4,887	4,283	4,173	7,871	8,456	(2.6%)	11.4%	7.4%
Gasto financiero por reportos	(3,563)	(3,778)	(4,464)	(4,193)	(3,835)	(7,445)	(8,028)	(8.5%)	7.6%	7.8%
Ingreso financiero antes de repomo	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**	**5.1%**	**15.3%**	**14.0%**
Resultado por posición monetaria	242	175	239	119	38	463	157	(68.2%)	(84.3%)	(66.0%)
Ingreso financiero neto	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**	**3.4%**	**10.2%**	**10.0%**
Promedio de activos con rendimiento	395,610	393,649	387,799	404,858	412,700	398,509	404,940	1.9%	4.3%	1.6%
Margen financiero neto anualizado (%)	**4.8**	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**5.1**	**1.4%**	**5.6%**	**8.3%**


8.0%
8.2%
7.6%
8.1%
8.4%
9.7%
6.7%
4.7%
5.1%
4.8%
5.1%
5.4%
5.0%
5.1%
6 meses 2002
6 meses 2003
2T02
3T02
4T02
1T03
2T03
TIIE promedio 28 días
Margen financiero neto (% de activos medios con rendimiento)

Estimación Preventiva para Riesgos Crediticios

Durante 2T03 se crearon provisiones por Ps. 1,073 millones a través del estado de resultados que incluyen Ps. 101 millones de provisiones asociados a la cartera de Estados y Municipios por Ps. 13,829 millones, la cual antes se consideraba cartera exceptuada y en 2T03 pasa a cartera calificada, según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV).

El costo de los programas de apoyo a deudores (Punto Final) en 2T03 fue de Ps. 285 millones, 26.6% del cargo a resultados *por concepto de provisiones crediticias. El saldo de la cartera hipotecaria sujeta a estos programas al cierre de junio de 2003* fue de Ps. 26,889 millones (-2.7% en 2T03) y el de la cartera comercial de Ps. 398 millones (-14.1% en 2T03).

Adicionalmente, la cartera de tarjeta de crédito y crédito al consumo ha crecido de manera importante en un período de ya más de dos años, alcanzando una maduración que tiene implicaciones en el nivel de cartera vencida, así como en el monto de castigos relacionados con el portafolio y requerimientos de provisiones. Cabe destacar que esta evolución se encuentra dentro de los niveles esperados en el momento de la originación

Por su parte, en la cartera comercial, la perspectiva poco favorable del entorno económico que acumula ya dos años y medio de desaceleración, ha afectado el esfuerzo de recobro de cartera, así como negociaciones de reestructura, demandando por lo tanto un mayor nivel de provisiones.

El monto de provisiones equivale a 2.6% de la cartera total excluyendo Fobaproa a junio de 2003 y el índice de cobertura de reservas se ubica en 109.1%, una mejora comparado con el índice de 100.7% del trimestre anterior.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Saldo inicial	14,266	13,351	12,980	12,528	12,161	15,190	12,528
Mas:							
Cargo a resultados	599	693	786	1,017	1,073	1,256	2,090
Recuperación de castigos	32	34	109	28	44	92	72
Otros	0	0	325	0	0	0	0
Menos:							
Castigos cartera tarjeta de crédito	(66)	(236)	(97)	(185)	(81)	(171)	(266)
Castigos cartera consumo	0	0	(30)	(29)	(25)	0	(54)
Castigos cartera comercial	(916)	(160)	(473)	(502)	(535)	(1,243)	(1,037)
Castigos cartera hipotecaria	(391)	(359)	(589)	(400)	(270)	(1,156)	(670)
Aplicaciones cartera vigente comercial (Punto Final)	(3)	(5)	(4)	(4)	(4)	(12)	(8)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(340)	(366)	(348)	(338)	(281)	(710)	(619)
Aplicaciones a reservas	**(1,716)**	**(1,125)**	**(1,542)**	**(1,458)**	**(1,196)**	**(3,292)**	**(2,654)**
Resultado monetario	169	27	(129)	46	(63)	105	(17)
Saldo a fin de trimestre	**13,351**	**12,980**	**12,528**	**12,161**	**12,019**	**13,351**	**12,019**

Comisiones y tarifas

El ingreso neto por comisiones y tarifas se ubicó en Ps. 3,140 millones en 2T03, un incremento de 6.6% comparado con 2T02 debido al crecimiento en volúmenes de transacción. Los dos rubros de comisiones que presentaron el mayor crecimiento fueron tarjeta de crédito y débito, que creció 36.9% interanual, y el de en transferencias y remesas, que aumentó 10.2% en el mismo período.

Por su parte, cabe destacar que las comisiones por administración de sociedades de inversión crecieron Ps. 47 millones o 16.4% en 2T03 debido al esfuerzo importante de captación en este rubro durante el trimestre ante un entorno de tasas de interés a la baja.

En los primeros seis meses de 2003, el ingreso neto por comisiones y tarifas es Ps. 537 millones mayor al mismo período del año anterior, alcanzando un total de Ps. 6,433 millones, equivalente a un incremento de 9.1%. En este período, sobresalen los crecimientos de 39.1% en tarjeta de crédito y débito, y de 19.9% en transferencias y remesas.

Debido a lo anterior, la contribución de tarjeta de crédito al total del ingreso por comisiones pasó de 19.2% en 6M02 a 24.5% en 6M03. Asimismo, la contribución de transferencias y remesas aumentó 130 puntos base en el mismo período para ubicarse en 14.9% Cabe destacar que estos rubros han crecido debido al volumen de actividad en originación y uso de tarjetas, así como en transferencias de remesas familiares, que están alcanzando niveles históricos, tanto en número operaciones, como en montos transferidos.

Grupo Financiero BBVA Bancomer Ingreso por comisiones Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**	**(4.6%)**	**6.6%**	**9.1%**
Tarjeta de crédito y débito	596	614	741	762	816	1,134	1,578	7.1%	36.9%	39.1%
Manejo de cuentas	598	613	644	575	597	1,145	1,172	3.9%	(0.2%)	2.3%
Administración de fondos de pensión y SAR	475	823	474	785	463	1,243	1,248	(41.0%)	(2.5%)	0.4%
Transferencias y remesas	453	466	481	460	499	800	959	8.4%	10.2%	19.9%
Administración de sociedades de inversión	362	345	340	288	335	683	623	16.4%	(7.4%)	(8.8%)
Cajeros automáticos	177	177	191	164	174	334	338	5.8%	(1.5%)	1.5%
Seguros	117	125	110	128	113	233	241	(12.0%)	(3.5%)	3.8%
Pensiones y otros	167	139	132	131	143	324	256	9.2%	(14.6%)	(20.9%)

Intermediación

El ingreso por intermediación fue de Ps. 747 millones en 2T03, lo cual compara favorablemente con un ingreso por Ps. 23 millones el trimestre anterior y Ps. 487 millones en 2T02.

Este resultado se debe en parte a un ingreso por Ps. 556 millones en la intermediación de valores, ya que el desplazamiento a la baja en la curva de tasas de interés llevó a un resultado favorable en el trimestre. Adicionalmente, la intermediación se vio beneficiado por un ingreso de Ps. 191 millones relacionado con la actividad de compraventa de divisas.

Grupo Financiero BBVA Bancomer Ingreso por intermediación Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Ingreso por intermediación	**487**	**(70)**	**145**	**23**	**747**	**1,271**	**770**	**3136.9%**	**53.2%**	**(39.4%)**
Resultado por intermediación	206	(305)	(58)	(246)	556	756	310	(326.3%)	169.9%	(58.9%)
Resultado por compraventa de divisas	281	235	203	269	191	515	460	(29.1%)	(32.3%)	(10.7%)

Al cierre de junio de 2003, la cartera de inversiones en valores ascendió a Ps. 96,156 millones, compuesta 59.2% por títulos de deuda gubernamental, 34.2% de títulos de deuda bancaria, 1.4% de otros títulos de deuda y, finalmente, solamente 5.2% de inversión en acciones.

Grupo Financiero BBVA Bancomer Composición de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
Títulos para negociar	21,695	32,817	1,109	464	56,085
Títulos disponibles para la venta	23	62	100	4,524	4,709
Títulos conservados a vencimiento	35,208	0	154	0	35,362
Total	**56,926**	**32,879**	**1,363**	**4,988**	**96,156**

Gasto de Administración y Promoción

El gasto de administración y promoción se redujo 0.9% en 2T03 para ubicarse en Ps. 4,647 millones y, en 6M03, se ha logrado una disminución de Ps. 297 millones, equivalente a 3.1%. Cabe destacar que el esfuerzo de reducción de gasto tiene ya 33.6% real acumulado a partir de la base combinada de gastos de Bancomer, BBV México y Promex antes de la fusión. A pesar de que la tendencia presenta ya tasas decrecientes de ahorro, dado que cada vez se presenta como un mayor reto reducir costos, la actividad de control del gasto es parte ya de la cultura del Grupo.

Comisiones y tarifas

El ingreso neto por comisiones y tarifas se ubicó en Ps. 3,140 millones en 2T03, un incremento de 6.6% comparado con 2T02 debido al crecimiento en volúmenes de transacción. Los dos rubros de comisiones que presentaron el mayor crecimiento fueron tarjeta de crédito y débito, que creció 36.9% interanual, y el de en transferencias y remesas, que aumentó 10.2% en el mismo período.

Por su parte, cabe destacar que las comisiones por administración de sociedades de inversión crecieron Ps. 47 millones o 16.4% en 2T03 debido al esfuerzo importante de captación en este rubro durante el trimestre ante un entorno de tasas de interés a la baja.

En los primeros seis meses de 2003, el ingreso neto por comisiones y tarifas es Ps. 537 millones mayor al mismo período del año anterior, alcanzando un total de Ps. 6,433 millones, equivalente a un incremento de 9.1%. En este período, sobresalen los crecimientos de 39.1% en tarjeta de crédito y débito, y de 19.9% en transferencias y remesas.

Debido a lo anterior, la contribución de tarjeta de crédito al total del ingreso por comisiones pasó de 19.2% en 6M02 a 24.5% en 6M03. Asimismo, la contribución de transferencias y remesas aumentó 130 puntos base en el mismo período para ubicarse en 14.9% Cabe destacar que estos rubros han crecido debido al volumen de actividad en originación y uso de tarjetas, así como en transferencias de remesas familiares, que están alcanzando niveles históricos, tanto en número operaciones, como en montos transferidos.

Grupo Financiero BBVA Bancomer Ingreso por comisiones Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**	**(4.6%)**	**6.6%**	**9.1%**
Tarjeta de crédito y débito	596	614	741	762	816	1,134	1,578	7.1%	36.9%	39.1%
Manejo de cuentas	598	613	644	575	597	1,145	1,172	3.9%	(0.2%)	2.3%
Administración de fondos de pensión y SAR	475	823	474	785	463	1,243	1,248	(41.0%)	(2.5%)	0.4%
Transferencias y remesas	453	466	481	460	499	800	959	8.4%	10.2%	19.9%
Administración de sociedades de inversión	362	345	340	288	335	683	623	16.4%	(7.4%)	(8.8%)
Cajeros automáticos	177	177	191	164	174	334	338	5.8%	(1.5%)	1.5%
Seguros	117	125	110	128	113	233	241	(12.0%)	(3.5%)	3.8%
Pensiones y otros	167	139	132	131	143	324	256	9.2%	(14.6%)	(20.9%)

Intermediación

El ingreso por intermediación fue de Ps. 747 millones en 2T03, lo cual compara favorablemente con un ingreso por Ps. 23 millones el trimestre anterior y Ps. 487 millones en 2T02.

Este resultado se debe en parte a un ingreso por Ps. 556 millones en la intermediación de valores, ya que el desplazamiento a la baja en la curva de tasas de interés llevó a un resultado favorable en el trimestre. Adicionalmente, la intermediación se vio beneficiado por un ingreso de Ps. 191 millones relacionado con la actividad de compraventa de divisas.

Grupo Financiero BBVA Bancomer Ingreso por intermediación Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Ingreso por intermediación	**487**	**(70)**	**145**	**23**	**747**	**1,271**	**770**	**3136.9%**	**53.2%**	**(39.4%)**
Resultado por intermediación	206	(305)	(58)	(246)	556	756	310	(326.3%)	169.9%	(58.9%)
Resultado por compraventa de divisas	281	235	203	269	191	515	460	(29.1%)	(32.3%)	(10.7%)

Al cierre de junio de 2003, la cartera de inversiones en valores ascendió a Ps. 96,156 millones, compuesta 59.2% por títulos de deuda gubernamental, 34.2% de títulos de deuda bancaria, 1.4% de otros títulos de deuda y, finalmente, solamente 5.2% de inversión en acciones.

Grupo Financiero BBVA Bancomer Composición de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
Títulos para negociar	21,695	32,817	1,109	464	56,085
Títulos disponibles para la venta	23	62	100	4,524	4,709
Títulos conservados a vencimiento	35,208	0	154	0	35,362
Total	**56,926**	**32,879**	**1,363**	**4,988**	**96,156**

Gasto de Administración y Promoción

El gasto de administración y promoción se redujo 0.9% en 2T03 para ubicarse en Ps. 4,647 millones y, en 6M03, se ha logrado una disminución de Ps. 297 millones, equivalente a 3.1%. Cabe destacar que el esfuerzo de reducción de gasto tiene ya 33.6% real acumulado a partir de la base combinada de gastos de Bancomer, BBV México y Promex antes de la fusión. A pesar de que la tendencia presenta ya tasas decrecientes de ahorro, dado que cada vez se presenta como un mayor reto reducir costos, la actividad de control del gasto es parte ya de la cultura del Grupo.

Por su parte, la porción gestionable del gasto (salarios y prestaciones y gasto de administración y operación) se redujo 2.3% en los últimos doce meses a 2T03, y 4.2% al comparar 6M02 y 6M03, logrando incluso compensar incrementos en la porción no gestionable. Consecuentemente, el índice de eficiencia del Grupo mejoró sustancialmente, pasando de 57.3% en 2T02 y 54.0% en 1T03, a 51.0% en 2T03, una mejora de 630 y 300 puntos base, respectivamente.

Grupo Financiero BBVA Bancomer Gasto de administración y promoción Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Gasto de administración y promoción	**4,687**	**4,633**	**4,685**	**4,523**	**4,647**	**9,467**	**9,170**	**2.7%**	**(0.9%)**	**(3.1%)**
Salarios y prestaciones (A)	2,199	2,104	2,049	2,131	2,136	4,420	4,266	0.2%	(2.9%)	(3.5%)
Gasto de administración y operación (B)	1,314	1,369	1,415	1,214	1,297	2,654	2,512	6.8%	(1.3%)	(5.4%)
Rentas, depreciación y amortización	596	578	594	544	582	1,204	1,126	6.9%	(2.4%)	(6.5%)
IVA e impuestos diferentes a ISR y PTU	239	226	279	255	269	494	524	5.6%	12.3%	6.0%
Cuota por costo de captación (IPAB)	339	356	348	379	363	695	742	(4.2%)	7.1%	6.8%
Gasto gestionable (A+B)	*3,513*	*3,473*	*3,464*	*3,345*	*3,433*	*7,074*	*6,778*	*2.6%*	*(2.3%)*	*(4.2%)*

Análisis del Ingreso y el Gasto Recurrente

El margen básico recurrente (margen financiero neto, comisiones y gasto) se incrementó Ps. 923 millones o 33.4% de 2T02 a 2T03, atribuible al incremento en el ingreso financiero neto en el mismo período, el cual pasó de 4.04% a 4.56% de los activos medios. El resultado favorable en el ingreso financiero se debe a un estricto control de precios, la mejora en la mezcla de captación y crecimiento de crédito, logrando así atenuar el efecto de la caída de 91 puntos base en la TIIE promedio a 28 días en el mismo período.

Asimismo, el ingreso por comisiones y tarifas neto también presenta una mejora al pasar de 2.64% de los activos medios en 2T02 a 2.76% en 2T03, contribuyendo con 37.7% de los ingresos en éste último. El ingreso por comisiones y tarifas tiene una estacionalidad particular debido a que la Afore registra dos contribuciones de comisiones en el primer y tercer trimestre del año, y solamente una en el segundo y cuarto.

Por su parte, se ha dado una contracción interanual de 12 puntos base en la proporción de gastos a activos medios para ubicarse en 4.08% en 2T03. La cobertura de gasto con ingreso neto por comisiones ha mejorado de manera importante al pasar de 62.8% en 2T02 a 67.6% en 2T03.

El resultado ha mostrado una mejora continua al incrementar el margen básico recurrente de 2.48% de los activos promedio en 2T02, a 3.24% en 2T03. Cabe destacar que, además, esta mejora se fundamenta cada vez más en el comportamiento favorable del margen financiero que en la reducción de gasto o incremento en comisiones.

Grupo Financiero BBVA Bancomer *Análisis del ingreso y del gasto* Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso financiero neto antes de repomo	4,505	4,821	4,968	4,942	5,193	8,892	10,135
Ingreso por comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433
Ingreso total (A)	**7,450**	**8,123**	**8,081**	**8,235**	**8,333**	**14,788**	**16,568**
Gasto total (B)	4,687	4,633	4,685	4,523	4,647	9,467	9,170
Margen básico recurrente (A-B)	**2,763**	**3,490**	**3,396**	**3,712**	**3,686**	**5,321**	**7,398**
Activos totales medios (ATMs)	446,423	446,790	437,728	449,096	455,571	449,514	448,416
Margen financiero neto antes de repomo / ATMs	4.04%	4.32%	4.54%	4.40%	4.56%	3.96%	4.52%
Ingreso por comisiones y tarifas, neto / ATMs	2.64%	2.96%	2.84%	2.93%	2.76%	2.62%	2.87%
Ingreso total / ATMs (C)	6.67%	7.27%	7.38%	7.34%	7.32%	6.58%	7.39%
Gasto total / ATMs (D)	4.20%	4.15%	4.28%	4.03%	4.08%	4.21%	4.09%
Margen básico recurrente / ATMs (C-D)	**2.48%**	**3.12%**	**3.10%**	**3.31%**	**3.24%**	**2.37%**	**3.30%**

Volúmenes de Negocio

Cartera

La cartera sin fideicomisos UDIs presentó incrementos en todos los rubros en 2T03 (sin considerar programas de apoyo del gobierno). La cartera al sector privado creció Ps. 3,668 millones en el trimestre, equivalente a 3.9% de crecimiento.

La cartera comercial en pesos creció 5.4% en 2T03, más que suficiente para compensar la reducción de 3.1% en la cartera denominada en dólares que se redujo en parte debido a la apreciación del peso de 3.3% en el trimestre. La cartera comercial total, por lo tanto, mostró una ligera mejora de Ps. 825 millones o 1.3% en 2T03.

La cartera de consumo nuevamente retomó su tendencia de crecimiento después de un receso estacional del primer trimestre, incrementando 6.8% en 2T03, y 21.9% interanual, equivalente a Ps. 1,362 millones y Ps. 3,867 millones de originación, respectivamente. Esto se logró en gran parte debido a una actividad comercial más intensa mediante campañas de promoción, en especial de Creditón Nómina y tarjeta de crédito.

Por su parte, la porción gestionable del gasto (salarios y prestaciones y gasto de administración y operación) se redujo 2.3% en los últimos doce meses a 2T03, y 4.2% al comparar 6M02 y 6M03, logrando incluso compensar incrementos en la porción no gestionable. Consecuentemente, el índice de eficiencia del Grupo mejoró sustancialmente, pasando de 57.3% en 2T02 y 54.0% en 1T03, a 51.0% en 2T03, una mejora de 630 y 300 puntos base, respectivamente.

Grupo Financiero BBVA Bancomer Gasto de administración y promoción Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003	2T03/ 1T03	2T03/ 2T02	6M03/ 6M02
Gasto de administración y promoción	**4,687**	**4,633**	**4,685**	**4,523**	**4,647**	**9,467**	**9,170**	**2.7%**	**(0.9%)**	**(3.1%)**
Salarios y prestaciones (A)	2,199	2,104	2,049	2,131	2,136	4,420	4,266	0.2%	(2.9%)	(3.5%)
Gasto de administración y operación (B)	1,314	1,369	1,415	1,214	1,297	2,654	2,512	6.8%	(1.3%)	(5.4%)
Rentas, depreciación y amortización	596	578	594	544	582	1,204	1,126	6.9%	(2.4%)	(6.5%)
IVA e impuestos diferentes a ISR y PTU	239	226	279	255	269	494	524	5.6%	12.3%	6.0%
Cuota por costo de captación (IPAB)	339	356	348	379	363	695	742	(4.2%)	7.1%	6.8%
Gasto gestionable (A+B)	***3,513***	***3,473***	***3,464***	***3,345***	***3,433***	***7,074***	***6,778***	***2.6%***	***(2.3%)***	***(4.2%)***

Análisis del Ingreso y el Gasto Recurrente

El margen básico recurrente (margen financiero neto, comisiones y gasto) se incrementó Ps. 923 millones o 33.4% de 2T02 a 2T03, atribuible al incremento en el ingreso financiero neto en el mismo período, el cual pasó de 4.04% a 4.56% de los activos medios. El resultado favorable en el ingreso financiero se debe a un estricto control de precios, la mejora en la mezcla de captación y crecimiento de crédito, logrando así atenuar el efecto de la caída de 91 puntos base en la TIIE promedio a 28 días en el mismo período.

Asimismo, el ingreso por comisiones y tarifas neto también presenta una mejora al pasar de 2.64% de los activos medios en 2T02 a 2.76% en 2T03, contribuyendo con 37.7% de los ingresos en éste último. El ingreso por comisiones y tarifas tiene una estacionalidad particular debido a que la Afore registra dos contribuciones de comisiones en el primer y tercer trimestre del año, y solamente una en el segundo y cuarto.

Por su parte, se ha dado una contracción interanual de 12 puntos base en la proporción de gastos a activos medios para ubicarse en 4.08% en 2T03. La cobertura de gasto con ingreso neto por comisiones ha mejorado de manera importante al pasar de 62.8% en 2T02 a 67.6% en 2T03.

El resultado ha mostrado una mejora continua al incrementar el margen básico recurrente de 2.48% de los activos promedio en 2T02, a 3.24% en 2T03. Cabe destacar que, además, esta mejora se fundamenta cada vez más en el comportamiento favorable del margen financiero que en la reducción de gasto o incremento en comisiones.

Grupo Financiero BBVA Bancomer Análisis del ingreso y del gasto *Millones de pesos*	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso financiero neto antes de repomo	4,505	4,821	4,968	4,942	5,193	8,892	10,135
Ingreso por comisiones y tarifas, neto	2,945	3,302	3,113	3,293	3,140	5,896	6,433
Ingreso total (A)	**7,450**	**8,123**	**8,081**	**8,235**	**8,333**	**14,788**	**16,568**
Gasto total (B)	4,687	4,633	4,685	4,523	4,647	9,467	9,170
Margen básico recurrente (A-B)	**2,763**	**3,490**	**3,396**	**3,712**	**3,686**	**5,321**	**7,398**
Activos totales medios (ATMs)	446,423	446,790	437,728	449,096	455,571	449,514	448,416
Margen financiero neto antes de repomo / ATMs	4.04%	4.32%	4.54%	4.40%	4.56%	3.96%	4.52%
Ingreso por comisiones y tarifas, neto / ATMs	2.64%	2.96%	2.84%	2.93%	2.76%	2.62%	2.87%
Ingreso total / ATMs (C)	6.67%	7.27%	7.38%	7.34%	7.32%	6.58%	7.39%
Gasto total / ATMs (D)	4.20%	4.15%	4.28%	4.03%	4.08%	4.21%	4.09%
Margen básico recurrente / ATMs (C-D)	**2.48%**	**3.12%**	**3.10%**	**3.31%**	**3.24%**	**2.37%**	**3.30%**

Volúmenes de Negocio

Cartera

La cartera sin fideicomisos UDIs presentó incrementos en todos los rubros en 2T03 (sin considerar programas de apoyo del gobierno). La cartera al sector privado creció Ps. 3,668 millones en el trimestre, equivalente a 3.9% de crecimiento.

La cartera comercial en pesos creció 5.4% en 2T03, más que suficiente para compensar la reducción de 3.1% en la cartera denominada en dólares que se redujo en parte debido a la apreciación del peso de 3.3% en el trimestre. La cartera comercial total, por lo tanto, mostró una ligera mejora de Ps. 825 millones o 1.3% en 2T03.

La cartera de consumo nuevamente retomó su tendencia de crecimiento después de un receso estacional del primer trimestre, incrementando 6.8% en 2T03, y 21.9% interanual, equivalente a Ps. 1,362 millones y Ps. 3,867 millones de originación, respectivamente. Esto se logró en gran parte debido a una actividad comercial más intensa mediante campañas de promoción, en especial de Creditón Nómina y tarjeta de crédito.

En este trimestre, se logró la colocación de más de 100,000 créditos de auto y personales comparado con más de 50,000 en 1T03 y la originación de tarjeta de crédito creció, de más de 43,000 plásticos nuevos por mes en promedio en 1T03, a más de 56,000 en 2T03.

Grupo Financiero BBVA Bancomer Cartera vigente sin fideicomisos UDIS, excluyendo Fobaproa Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Comercial	67,471	67,067	68,145	64,129	64,954	1.3%	(3.7%)
Entidades financieras	0	0	0	0	1,436	n.a.	n.a.
Consumo	17,634	19,602	20,465	20,139	21,501	6.8%	21.9%
Vivienda	11,554	10,964	10,516	9,668	9,713	0.5%	(15.9%)
Total sector privado	**96,659**	**97,633**	**99,126**	**93,936**	**97,604**	**3.9%**	**1.0%**
Gobierno	14,771	16,163	17,482	17,588	17,913	1.9%	21.3%
Programas de apoyo	971	1,500	2,050	2,554	931	(63.6%)	(4.2%)
Total Gobierno	**15,742**	**17,663**	**19,532**	**20,142**	**18,844**	**(6.4%)**	**19.7%**
Cartera vigente total	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**

Grupo Financiero BBVA Bancomer Cartera comercial por moneda Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Cartera comercial en pesos	33,707	32,632	35,016	33,315	35,101	5.4%	4.1%
Cartera comercial en dólares	33,764	34,435	33,129	30,814	29,853	(3.1%)	(11.6%)

Por su parte, la cartera de fideicomisos UDIs, registró un saldo de Ps. 39,259 millones al cierre de 2T03, 2.4% y 13.0% menor que en 1T03 y 2T02, respectivamente. Esta disminución se debe a que, en los citados fideicomisos, se concentran operaciones antiguas sin que exista nueva originación. Cabe destacar que la contribución de esta cartera a la cartera vigente total excluyendo Fobaproa/IPAB ha disminuido, pasando de representar 28.6% en 2T02 a 25.2% un año más tarde.

Finalmente, la cartera vigente total sin Fobaproa/IPAB mostró un incremento marginal de 0.9% en 2T03, reflejando la fortaleza de la cartera de consumo y la ligera mejora en la cartera comercial.

Grupo Financiero BBVA Bancomer Cartera vigente, excluyendo Fobaproa Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Cartera sin fideicomisos UDIS	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**
Fideicomisos UDIS							
Comercial	1,047	845	130	120	110	(8.3%)	(89.5%)
Vivienda	31,646	30,937	29,984	28,088	27,319	(2.7%)	(13.7%)
Gobierno	12,436	12,296	12,123	12,013	11,830	(1.5%)	(4.9%)
Subtotal fideicomisos	**45,129**	**44,078**	**42,237**	**40,221**	**39,259**	**(2.4%)**	**(13.0%)**
Cartera vigente total	**157,530**	**159,374**	**160,895**	**154,299**	**155,707**	**0.9%**	**(1.2%)**

Como complemento al crédito tradicional, Bancomer se ha consolidado en el mercado de emisiones de deuda, lo cual es una fuente importante de ingreso por comisiones. En los primeros seis meses de 2003, Bancomer se ubicó como líder emisor de bonos en el mercado local con 45.1% de participación según Bloomberg, colocando USD 847 millones. Adicionalmente, se logró el liderazgo en emisión de deuda doméstica en Latinoamérica junto con BBVA, alcanzando 22.2% de participación y colocación con USD 790 millones en 6M03.

Captación

La captación en moneda nacional en la red de sucursales creció 4.5% de 1T03 a 2T03, no obstante, debido a una reducción en la captación en dólares - principalmente relacionado con clientela del mercado institucional de alto costo -, se registró un incremento de solamente 1.2% en captación red total en el trimestre.

El rubro que mostró el mejor desempeño fue el de sociedades de inversión de deuda, que incrementó Ps. 19,912 millones en el trimestre y Ps. 12,220 millones en los últimos doce meses, un incremento de 35.8% y 19.3%, respectivamente, para alcanzar un total de Ps. 75,547 millones de fondos administrados al cierre de 2T03. La mayor actividad en fondos se debió a una respuesta del cliente ante la baja en tasas de interés en el trimestre, que lleva típicamente a la sustitución de inversiones a plazo por sociedades de inversión.

Como resultado natural del crecimiento en saldos de fondos de inversión, la captación a plazo en red disminuyó 8.7% en el trimestre. Esto, sin embargo, logró que se mantuviera una mezcla de fondeo favorable, ya que 45.6% de la captación tradicional se mantuvo en cuentas vista, por encima de 43.0% en 2T02 y 41.1% en 1T03.

En este trimestre, se logró la colocación de más de 100,000 créditos de auto y personales comparado con más de 50,000 en 1T03 y la originación de tarjeta de crédito creció, de más de 43,000 plásticos nuevos por mes en promedio en 1T03, a más de 56,000 en 2T03.

Grupo Financiero BBVA Bancomer Cartera vigente sin fideicomisos UDIS, excluyendo Fobaproa Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Comercial	67,471	67,067	68,145	64,129	64,954	1.3%	(3.7%)
Entidades financieras	0	0	0	0	1,436	n.a.	n.a.
Consumo	17,634	19,602	20,465	20,139	21,501	6.8%	21.9%
Vivienda	11,554	10,964	10,516	9,668	9,713	0.5%	(15.9%)
Total sector privado	**96,659**	**97,633**	**99,126**	**93,936**	**97,604**	**3.9%**	**1.0%**
Gobierno	14,771	16,163	17,482	17,588	17,913	1.9%	21.3%
Programas de apoyo	971	1,500	2,050	2,554	931	(63.6%)	(4.2%)
Total Gobierno	**15,742**	**17,663**	**19,532**	**20,142**	**18,844**	**(6.4%)**	**19.7%**
Cartera vigente total	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**

Grupo Financiero BBVA Bancomer Cartera comercial por moneda Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Cartera comercial en pesos	33,707	32,632	35,016	33,315	35,101	5.4%	4.1%
Cartera comercial en dólares	33,764	34,435	33,129	30,814	29,853	(3.1%)	(11.6%)

Por su parte, la cartera de fideicomisos UDIs, registró un saldo de Ps. 39,259 millones al cierre de 2T03, 2.4% y 13.0% menor que en 1T03 y 2T02, respectivamente. Esta disminución se debe a que, en los citados fideicomisos, se concentran operaciones antiguas sin que exista nueva originación. Cabe destacar que la contribución de esta cartera a la cartera vigente total excluyendo Fobaproa/IPAB ha disminuido, pasando de representar 28.6% en 2T02 a 25.2% un año más tarde.

Finalmente, la cartera vigente total sin Fobaproa/IPAB mostró un incremento marginal de 0.9% en 2T03, reflejando la fortaleza de la cartera de consumo y la ligera mejora en la cartera comercial.

Grupo Financiero BBVA Bancomer Cartera vigente, excluyendo Fobaproa Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Cartera sin fideicomisos UDIS	**112,401**	**115,296**	**118,658**	**114,078**	**116,448**	**2.1%**	**3.6%**
Fideicomisos UDIS							
Comercial	1,047	845	130	120	110	(8.3%)	(89.5%)
Vivienda	31,646	30,937	29,984	28,088	27,319	(2.7%)	(13.7%)
Gobierno	12,436	12,296	12,123	12,013	11,830	(1.5%)	(4.9%)
Subtotal fideicomisos	**45,129**	**44,078**	**42,237**	**40,221**	**39,259**	**(2.4%)**	**(13.0%)**
Cartera vigente total	**157,530**	**159,374**	**160,895**	**154,299**	**155,707**	**0.9%**	**(1.2%)**

Como complemento al crédito tradicional, Bancomer se ha consolidado en el mercado de emisiones de deuda, lo cual es una fuente importante de ingreso por comisiones. En los primeros seis meses de 2003, Bancomer se ubicó como líder emisor de bonos en el mercado local con 45.1% de participación según Bloomberg, colocando USD 847 millones. Adicionalmente, se logró el liderazgo en emisión de deuda doméstica en Latinoamérica junto con BBVA, alcanzando 22.2% de participación y colocación con USD 790 millones en 6M03.

Captación

La captación en moneda nacional en la red de sucursales creció 4.5% de 1T03 a 2T03, no obstante, debido a una reducción en la captación en dólares - principalmente relacionado con clientela del mercado institucional de alto costo -, se registró un incremento de solamente 1.2% en captación red total en el trimestre.

El rubro que mostró el mejor desempeño fue el de sociedades de inversión de deuda, que incrementó Ps. 19,912 millones en el trimestre y Ps. 12,220 millones en los últimos doce meses, un incremento de 35.8% y 19.3%, respectivamente, para alcanzar un total de Ps. 75,547 millones de fondos administrados al cierre de 2T03. La mayor actividad en fondos se debió a una respuesta del cliente ante la baja en tasas de interés en el trimestre, que lleva típicamente a la sustitución de inversiones a plazo por sociedades de inversión.

Como resultado natural del crecimiento en saldos de fondos de inversión, la captación a plazo en red disminuyó 8.7% en el trimestre. Esto, sin embargo, logró que se mantuviera una mezcla de fondeo favorable, ya que 45.6% de la captación tradicional se mantuvo en cuentas vista, por encima de 43.0% en 2T02 y 41.1% en 1T03.

Grupo Financiero BBVA Bancomer Captación y recursos totales Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Vista	142,548	141,767	152,241	148,090	146,427	(1.1%)	2.7%
Plazo de red	157,426	151,962	143,925	158,749	144,863	(8.7%)	(8.0%)
Sociedades de inversión de deuda	63,327	59,674	63,460	55,635	75,547	35.8%	19.3%
Sociedades de inversión de renta variable	3,772	3,226	2,901	2,533	2,584	2.0%	(31.5%)
Captación red	**367,073**	**356,629**	**362,527**	**365,007**	**369,421**	**1.2%**	**0.6%**
Plazo de Tesorería	31,382	34,482	24,486	53,673	29,672	(44.7%)	(5.4%)
Captación total	**398,455**	**391,111**	**387,013**	**418,680**	**399,093**	**(4.7%)**	**0.2%**

Grupo Financiero BBVA Bancomer Captación en red Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Captación red en pesos	334,231	319,135	335,769	330,472	345,194	4.5%	3.3%
Captación red en dólares	32,843	37,495	26,759	34,534	24,227	(29.8%)	(26.2%)

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de 8.8% de 1T03 a 2T03 para ubicarse en Ps. 11,015 millones, debido a un esfuerzo importante de recuperación y cobranza. Por su parte, la reducción interanual de cartera vencida fue de 11.2%, incluso con el efecto de cartera vencida más alta a partir de enero de 2003 debido al cambio de regulación de la clasificación de cartera vencida hipotecaria.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Comercial	5,155	5,140	4,759	4,536	3,755	(17.2%)	(27.2%)
Entidades financieras	0	0	0	0	1	n.a.	n.a.
Consumo	1,031	985	1,087	1,048	1,192	13.8%	15.6%
Vivienda	6,221	5,842	5,263	6,492	6,067	(6.5%)	(2.5%)
Cartera vencida total	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**	**(8.8%)**	**(11.2%)**

Cabe destacar que no es comparable la cifra de cartera vencida hipotecaria de 2T02 a 2T03 debido al cambio de registro de cartera vencida hipotecaria según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV) modificando, a partir del 1 de enero de 2003, el criterio de clasificación de cartera vencida como el saldo insoluto que presente incumplimientos con antigüedad mayor a 90 días cuando, en 2002, este criterio era de 150 días. Este efecto para 2T03 es de Ps. 878 millones de cartera vencida hipotecaria adicional, por lo que el índice de cartera vencida hipotecaria en términos homogéneos en 2T03 sería de 12.0% en lugar de 14.1%.

Grupo Financiero BBVA Bancomer Indice de cartera vencida Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Cartera vencida hipotecaria	6,221	5,842	5,263	6,492	6,067
Cartera total hipotecaria	49,421	47,743	45,763	44,248	43,099
Indice de cartera vencida hipotecaria	12.6%	12.2%	11.5%	14.7%	14.1%
Indice de cartera vencida hipotecaria sin cambio de regulación	12.6%	12.2%	11.5%	12.5%	12.0%
Cartera vencida total	12,407	11,967	11,109	12,076	11,015
Cartera total, excluyendo Fobaproa	169,937	171,341	172,004	166,375	166,722
Indice de cartera vencida total	7.3%	7.0%	6.5%	7.3%	6.6%
Indice de cartera vencida total sin cambio de regulación	7.3%	7.0%	6.5%	6.7%	6.1%

Calificación crediticia

Al cierre de junio de 2003, el requerimiento de reservas por calificación regulatoria ascendió a Ps. 12,019 millones, que incluye la cobertura al 100.0% de intereses vencidos.

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 8,012 millones, lo que representa 2.7% de la misma.

En 2T03 se incluye en la cartera calificada Ps. 13,829 millones de créditos a Estados y Municipios que antes se consideraban cartera exceptuada, requiriendo provisiones por Ps. 101 millones.

Grupo Financiero BBVA Bancomer Captación y recursos totales Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Vista	142,548	141,767	152,241	148,090	146,427	(1.1%)	2.7%
Plazo de red	157,426	151,962	143,925	158,749	144,863	(8.7%)	(8.0%)
Sociedades de inversión de deuda	63,327	59,674	63,460	55,635	75,547	35.8%	19.3%
Sociedades de inversión de renta variable	3,772	3,226	2,901	2,533	2,584	2.0%	(31.5%)
Captación red	**367,073**	**356,629**	**362,527**	**365,007**	**369,421**	**1.2%**	**0.6%**
Plazo de Tesorería	31,382	34,482	24,486	53,673	29,672	(44.7%)	(5.4%)
Captación total	**398,455**	**391,111**	**387,013**	**418,680**	**399,093**	**(4.7%)**	**0.2%**

Grupo Financiero BBVA Bancomer Captación en red Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Captación red en pesos	334,231	319,135	335,769	330,472	345,194	4.5%	3.3%
Captación red en dólares	32,843	37,495	26,759	34,534	24,227	(29.8%)	(26.2%)

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de 8.8% de 1T03 a 2T03 para ubicarse en Ps. 11,015 millones, debido a un esfuerzo importante de recuperación y cobranza. Por su parte, la reducción interanual de cartera vencida fue de 11.2%, incluso con el efecto de cartera vencida más alta a partir de enero de 2003 debido al cambio de regulación de la clasificación de cartera vencida hipotecaria.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Comercial	5,155	5,140	4,759	4,536	3,755	(17.2%)	(27.2%)
Entidades financieras	0	0	0	0	1	n.a.	n.a.
Consumo	1,031	985	1,087	1,048	1,192	13.8%	15.6%
Vivienda	6,221	5,842	5,263	6,492	6,067	(6.5%)	(2.5%)
Cartera vencida total	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**	**(8.8%)**	**(11.2%)**

Cabe destacar que no es comparable la cifra de cartera vencida hipotecaria de 2T02 a 2T03 debido al cambio de registro de cartera vencida hipotecaria según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV) modificando, a partir del 1 de enero de 2003, el criterio de clasificación de cartera vencida como el saldo insoluto que presente incumplimientos con antigüedad mayor a 90 días cuando, en 2002, este criterio era de 150 días. Este efecto para 2T03 es de Ps. 878 millones de cartera vencida hipotecaria adicional, por lo que el índice de cartera vencida hipotecaria en términos homogéneos en 2T03 sería de 12.0% en lugar de 14.1%.

Grupo Financiero BBVA Bancomer Indice de cartera vencida Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Cartera vencida hipotecaria	6,221	5,842	5,263	6,492	6,067
Cartera total hipotecaria	49,421	47,743	45,763	44,248	43,099
Indice de cartera vencida hipotecaria	12.6%	12.2%	11.5%	14.7%	14.1%
Indice de cartera vencida hipotecaria sin cambio de regulación	12.6%	12.2%	11.5%	12.5%	12.0%
Cartera vencida total	12,407	11,967	11,109	12,076	11,015
Cartera total, excluyendo Fobaproa	169,937	171,341	172,004	166,375	166,722
Indice de cartera vencida total	7.3%	7.0%	6.5%	7.3%	6.6%
Indice de cartera vencida total sin cambio de regulación	7.3%	7.0%	6.5%	6.7%	6.1%

Calificación crediticia

Al cierre de junio de 2003, el requerimiento de reservas por calificación regulatoria ascendió a Ps. 12,019 millones, que incluye la cobertura al 100.0% de intereses vencidos.

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 8,012 millones, lo que representa 2.7% de la misma.

En 2T03 se incluye en la cartera calificada Ps. 13,829 millones de créditos a Estados y Municipios que antes se consideraban cartera exceptuada, requiriendo provisiones por Ps. 101 millones.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	2T02 Importe	Reserva	1T03 Importe	Reserva	2T03 Importe	Reserva
Nivel de Riesgo						
A	272,993	779	267,419	910	272,927	1,410
B	20,607	2,485	18,136	2,514	14,752	1,826
C	9,822	3,500	7,531	2,748	5,693	2,132
D	5,583	3,943	4,779	3,387	4,982	3,523
E	2,552	2,697	2,563	2,602	3,030	3,128
TOTAL	**311,557**	**13,404**	**300,428**	**12,161**	**301,384**	**12,019**
Menos:						
Quitas y castigos de créditos		53		0		0
Total requerido	**311,557**	**13,351**	**300,428**	**12,161**	**301,384**	**12,019**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,779 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Comercial [1] Importe	Reserva	Vivienda Importe	Reserva	Consumo Importe	Reserva
Nivel de Riesgo						
A	222,635	1,059	30,008	248	20,284	102
B	7,761	1,252	5,808	456	1,183	118
C	2,263	975	3,155	1,033	275	124
D	211	164	4,336	3,035	435	324
E	2,388	2,361	2	120	640	648
Total	**235,258**	**5,811**	**43,309**	**4,892**	**22,817**	**1,316**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,779 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

(1) Incluye Ps. 101 millones por la calificación de cartera a Estados y Municipios en 2T03.

Otros Rubros del Balance

Fobaproa/IPAB

Al cierre de junio de 2003, el saldo bruto de los pagarés Fobaproa/IPAB fue de Ps. 125,966 millones, mientras que el saldo neto de depósitos en cuenta de cheques, fue de Ps. 107,714 millones. Por su parte, el saldo neto de reservas por Ps. 28,397 millones fue de Ps. 79,317 millones a la misma fecha. Esta última cifra es la que se registra en el Balance.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa/IPAB Millones de pesos	Pagarés con Pérdida Compartida	Pagarés sin Pérdida Compartida	Total
Saldo de pagarés, bruto	94,616	31,350	**125,966**
Depósitos en cuentas de cheques	(17,111)	(1,141)	**(18,252)**
Saldo de pagarés, neto de depósitos	**77,505**	**30,209**	**107,714**
Reservas	(28,397)	0	**(28,397)**
Saldo de pagarés, neto de reservas	**49,108**	**30,209**	**79,317**

Tomando en cuenta solamente los pagarés Fobaproa con contingencias de pérdida compartida *(loss-sharing)* o esquema de incentivos, el saldo a junio de 2003 ascendió a Ps. 77,505 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 49,108 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 21.2% de la nota bruta a junio de 2003.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa con pérdida compartida Millones de pesos	Comercial	Hipotecario	Total
Saldo de pagarés, bruto	70,795	23,821	**94,616**
Depósitos en cuentas de cheques	(12,312)	(4,799)	**(17,111)**
Saldo de pagarés, neto de depósitos	**58,483**	**19,022**	**77,505**
Reservas	(23,641)	(4,756)	**(28,397)**
Saldo de pagarés, neto de reservas	**34,842**	**14,266**	**49,108**
Base recuperable			
Bienes adjudicados	2,749	204	**2,953**
Préstamos originadores	5,294	8,077	**13,371**
Intereses acumulados	4,542	4,382	**8,924**
Base recuperable total	**12,585**	**12,663**	**25,248**

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	2T02		1T03		2T03	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	272,993	779	267,419	910	272,927	1,410
B	20,607	2,485	18,136	2,514	14,752	1,826
C	9,822	3,500	7,531	2,748	5,693	2,132
D	5,583	3,943	4,779	3,387	4,982	3,523
E	2,552	2,697	2,563	2,602	3,030	3,128
TOTAL	**311,557**	**13,404**	**300,428**	**12,161**	**301,384**	**12,019**
Menos:						
Quitas y castigos de créditos		53		0		0
Total requerido	**311,557**	**13,351**	**300,428**	**12,161**	**301,384**	**12,019**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,779 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Comercial [1]		Vivienda		Consumo	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	222,635	1,059	30,008	248	20,284	102
B	7,761	1,252	5,808	456	1,183	118
C	2,263	975	3,155	1,033	275	124
D	211	164	4,336	3,035	435	324
E	2,388	2,361	2	120	640	648
Total	**235,258**	**5,811**	**43,309**	**4,892**	**22,817**	**1,316**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,779 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

(1) Incluye Ps. 101 millones por la calificación de cartera a Estados y Municipios en 2T03.

Otros Rubros del Balance

Fobaproa/IPAB

Al cierre de junio de 2003, el saldo bruto de los pagarés Fobaproa/IPAB fue de Ps. 125,966 millones, mientras que el saldo neto de depósitos en cuenta de cheques, fue de Ps. 107,714 millones. Por su parte, el saldo neto de reservas por Ps. 28,397 millones fue de Ps. 79,317 millones a la misma fecha. Esta última cifra es la que se registra en el Balance.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa/IPAB Millones de pesos	Pagarés con Pérdida Compartida	Pagarés sin Pérdida Compartida	Total
Saldo de pagarés, bruto	94,616	31,350	**125,966**
Depósitos en cuentas de cheques	(17,111)	(1,141)	**(18,252)**
Saldo de pagarés, neto de depósitos	**77,505**	**30,209**	**107,714**
Reservas	(28,397)	0	**(28,397)**
Saldo de pagarés, neto de reservas	**49,108**	**30,209**	**79,317**

Tomando en cuenta solamente los pagarés Fobaproa con contingencias de pérdida compartida *(loss-sharing)* o esquema de incentivos, el saldo a junio de 2003 ascendió a Ps. 77,505 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 49,108 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 21.2% de la nota bruta a junio de 2003.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa con pérdida compartida Millones de pesos	Comercial	Hipotecario	Total
Saldo de pagarés, bruto	70,795	23,821	**94,616**
Depósitos en cuentas de cheques	(12,312)	(4,799)	**(17,111)**
Saldo de pagarés, neto de depósitos	**58,483**	**19,022**	**77,505**
Reservas	(23,641)	(4,756)	**(28,397)**
Saldo de pagarés, neto de reservas	**34,842**	**14,266**	**49,108**
Base recuperable			
Bienes adjudicados	2,749	204	**2,953**
Préstamos originadores	5,294	8,077	**13,371**
Intereses acumulados	4,542	4,382	**8,924**
Base recuperable total	**12,585**	**12,663**	**25,248**

Grupo Financiero BBVA Bancomer Recuperaciones sobre pagarés Fobaproa con pérdida compartida Millones de pesos	Comercial	Hipotecario	Total
Depósitos en cuentas de cheques	12,312	4,799	**17,111**
Bienes adjudicados	2,749	204	**2,953**
Depósitos en cuenta de cheques como % del saldo del pagaré bruto	17.4%	20.1%	**18.1%**
Bienes adjudicados como % del saldo del pagaré bruto	3.9%	0.9%	**3.1%**
Recuperación total como % del saldo del pagaré bruto	**21.3%**	**21.0%**	**21.2%**

La contingencia máxima derivada de los contratos con Fobaproa al cierre de junio ascendía a Ps. 28,397 millones, incluyendo Ps. 9,006 millones por el esquema de incentivos. Esta contingencia se encontraba reservada al 100% a junio de 2003 bajo un supuesto de recuperación de 0%. En el futuro, las recuperaciones derivadas de esta cartera podrían ser una fuente de ingresos. En un escenario de recuperación de 20% de la base recuperable, se registrarían ingresos por Ps. 1,340 millones.

Grupo Financiero BBVA Bancomer Recuperaciones sobre el saldo del pagaré Fobaproa con pérdida compartida Millones de pesos				
Recuperación como % de base recuperable	0%	20%	40%	60%
Recuperación como % de la nota Fobaproa	0%	7%	14%	21%
Saldo del pagaré Fobaproa, neto de depósitos	77,505	77,505	77,505	77,505
Recuperación adicional	0	(5,049)	(10,099)	(15,148)
Saldo neto del pagaré Fobaproa, neto de recuperaciones	**77,505**	**72,456**	**67,406**	**62,357**
Pérdida compartida (1)	19,391	18,128	16,866	15,604
Esquema de incentivos	9,006	8,929	8,594	8,301
Contingencia total	**28,397**	**27,057**	**25,460**	**23,905**
Reservas actuales	(28,397)	(28,397)	(28,397)	(28,397)
Ingreso potencial por recuperación adicional	**0**	**(1,340)**	**(2,936)**	**(4,492)**

(1) La pérdida compartida es de 25% excepto en el caso de una nota por Ps. 295 millones en que la pérdida compartida es de 30%.

Impuestos Diferidos

El saldo de impuestos diferidos disminuyó en Ps. 1,113 millones en 2T03 comparado con 1T03, por lo que al cierre de junio de 2003 el saldo fue de Ps. 22,833 millones, compuesto por un activo de Ps. 24,055 millones y un pasivo de Ps. 1,222 millones. El saldo de impuestos diferidos ha acumulado una reducción de Ps. 2,665 millones en los últimos doce meses, equivalente a 10.5%.

A junio de 2003, 50.9% del impuesto diferido activo proviene de reservas de crédito, 40.5% proviene de pérdidas fiscales de ejercicios anteriores, 2.1% de pérdidas fiscales en venta de acciones y 6.5% de otros conceptos diversos.

Deuda

La deuda total se incrementó en Ps. 23,312 millones en 2T03 derivado de una reducción en la deuda de largo plazo de Ps. 1,097 millones y un incremento de Ps. 24,409 millones en créditos de corto plazo debido a una estrategia de la Tesorería de sustitución de captación a plazo por deuda. El 14.8% de la deuda a corto plazo y el 60.2% de la deuda de largo plazo está denominada en dólares.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Exigibilidad inmediata	3	0	2,134	0	2,609	n.a.	n.a.
Créditos de corto plazo	30,710	23,223	20,081	10,022	31,822	217.5%	3.6%
Deuda de corto plazo	**30,713**	**23,223**	**22,215**	**10,022**	**34,431**	**243.6%**	**12.1%**
Créditos de largo plazo	19,035	18,317	19,622	18,332	17,532	(4.4%)	(7.9%)
Obligaciones subordinadas	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Deuda de largo plazo	**25,746**	**23,822**	**24,931**	**23,815**	**22,718**	**(4.6%)**	**(11.8%)**
Deuda total	**56,459**	**47,045**	**47,146**	**33,837**	**57,149**	**68.9%**	**1.2%**

Grupo Financiero BBVA Bancomer Recuperaciones sobre pagarés Fobaproa con pérdida compartida Millones de pesos	Comercial	Hipotecario	Total
Depósitos en cuentas de cheques	12,312	4,799	**17,111**
Bienes adjudicados	2,749	204	**2,953**
Depósitos en cuenta de cheques como % del saldo del pagaré bruto	17.4%	20.1%	**18.1%**
Bienes adjudicados como % del saldo del pagaré bruto	3.9%	0.9%	**3.1%**
Recuperación total como % del saldo del pagaré bruto	**21.3%**	**21.0%**	**21.2%**

La contingencia máxima derivada de los contratos con Fobaproa al cierre de junio ascendía a Ps. 28,397 millones, incluyendo Ps. 9,006 millones por el esquema de incentivos. Esta contingencia se encontraba reservada al 100% a junio de 2003 bajo un supuesto de recuperación de 0%. En el futuro, las recuperaciones derivadas de esta cartera podrían ser una fuente de ingresos. En un escenario de recuperación de 20% de la base recuperable, se registrarían ingresos por Ps. 1,340 millones.

Grupo Financiero BBVA Bancomer Recuperaciones sobre el saldo del pagaré Fobaproa con pérdida compartida Millones de pesos				
Recuperación como % de base recuperable	0%	20%	40%	60%
Recuperación como % de la nota Fobaproa	0%	7%	14%	21%
Saldo del pagaré Fobaproa, neto de depósitos	77,505	77,505	77,505	77,505
Recuperación adicional	0	(5,049)	(10,099)	(15,148)
Saldo neto del pagaré Fobaproa, neto de recuperaciones	**77,505**	**72,456**	**67,406**	**62,357**
Pérdida compartida (1)	19,391	18,128	16,866	15,604
Esquema de incentivos	9,006	8,929	8,594	8,301
Contingencia total	**28,397**	**27,057**	**25,460**	**23,905**
Reservas actuales	(28,397)	(28,397)	(28,397)	(28,397)
Ingreso potencial por recuperación adicional	**0**	**(1,340)**	**(2,936)**	**(4,492)**

(1) La pérdida compartida es de 25% excepto en el caso de una nota por Ps. 295 millones en que la pérdida compartida es de 30%.

Impuestos Diferidos

El saldo de impuestos diferidos disminuyó en Ps. 1,113 millones en 2T03 comparado con 1T03, por lo que al cierre de junio de 2003 el saldo fue de Ps. 22,833 millones, compuesto por un activo de Ps. 24,055 millones y un pasivo de Ps. 1,222 millones. El saldo de impuestos diferidos ha acumulado una reducción de Ps. 2,665 millones en los últimos doce meses, equivalente a 10.5%.

A junio de 2003, 50.9% del impuesto diferido activo proviene de reservas de crédito, 40.5% proviene de pérdidas fiscales de ejercicios anteriores, 2.1% de pérdidas fiscales en venta de acciones y 6.5% de otros conceptos diversos.

Deuda

La deuda total se incrementó en Ps. 23,312 millones en 2T03 derivado de una reducción en la deuda de largo plazo de Ps. 1,097 millones y un incremento de Ps. 24,409 millones en créditos de corto plazo debido a una estrategia de la Tesorería de sustitución de captación a plazo por deuda. El 14.8% de la deuda a corto plazo y el 60.2% de la deuda de largo plazo está denominada en dólares.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	2T03/ 1T03	2T03/ 2T02
Exigibilidad inmediata	3	0	2,134	0	2,609	n.a.	n.a.
Créditos de corto plazo	30,710	23,223	20,081	10,022	31,822	217.5%	3.6%
Deuda de corto plazo	**30,713**	**23,223**	**22,215**	**10,022**	**34,431**	**243.6%**	**12.1%**
Créditos de largo plazo	19,035	18,317	19,622	18,332	17,532	(4.4%)	(7.9%)
Obligaciones subordinadas	6,711	5,505	5,309	5,483	5,186	(5.4%)	(22.7%)
Deuda de largo plazo	**25,746**	**23,822**	**24,931**	**23,815**	**22,718**	**(4.6%)**	**(11.8%)**
Deuda total	**56,459**	**47,045**	**47,146**	**33,837**	**57,149**	**68.9%**	**1.2%**

Capitalización

Capitalización

A junio de 2003, el índice total estimado de capitalización del Negocio Bancario era de 15.2% con un índice de capital básico de 12.6%, comparado con 12.4% y 8.8%, respectivamente al mes de junio de 2002 y 14.1% y 11.0%, respectivamente en marzo de 2003.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 13.8% con capital básico de 11.1%. Para Bancomer Servicios, el índice de capitalización total se estima en 161.9% *(para más detalle del índice de capitalización ver notas condensadas al final del documento – todas las cifras se calcularon bajo las reglas de capitalización vigentes a partir de enero de 2003).*

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	**Junio 2002**		**Marzo 2003**		**Junio 2003**	
Capital básico		21,808		26,531		30,030
Capital complementario		8,877		7,308		6,249
Capital total		30,685		33,839		36,279
Activos en riesgo	**187,920**	**246,687**	**176,622**	**240,660**	**181,092**	**239,051**
	Riesgo Crédito	Riesgo Crédito y mercado	Riesgo Crédito	Riesgo Crédito y mercado	Riesgo Crédito	Riesgo Crédito y mercado
Capital básico como % de los activos en riesgo	11.6%	8.8%	15.0%	11.0%	16.6%	12.6%
Capital complementario como % de los activos en riesgo	4.7%	3.6%	4.1%	3.0%	3.5%	2.6%
Indice de capitalización total	***16.3%***	***12.4%***	***19.2%***	***14.1%***	***20.0%***	***15.2%***

Negocios No Bancarios

Durante 2T03, el 17.1% de la utilidad neta de GFBB fue aportada por los negocios no bancarios.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 149 millones en 2T03, 5.7% superior a la de 2T02. Siefore Bancomer contaba con activos en administración por Ps. 77,870 millones al 31 de mayo de 2003, que se traduce en un crecimiento de 22.1% al compararse con el mismo mes del año anterior y es equivalente a un 21.6% de participación de mercado. Por su parte, el número de afiliados alcanzó 4.3 millones al cierre de junio de 2003.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 109 millones en 2T03, 67.7% superior a 2T02 y 30.1% mayor a la del primer trimestre de 2003. El total de primas emitidas a través de la red bancaria ascendió a Ps. 518 millones, 9.3% mayor a 2T02. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas emitidas de 39.2% a marzo de 2003.

Pensiones Bancomer

Pensiones Bancomer reportó en 2T03 utilidad neta de Ps. 36 millones. La compañía tiene Ps. 10,627 millones en monto constitutivo, equivalente a una participación de mercado de 20.6%.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 39 millones en 2T03 al registrar importantes ingresos por operaciones de Banca de Inversión.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 25 millones en 2T03. El número de transacciones realizadas durante el trimestre ascendió a 4.0 millones, 23.3% superior al trimestre anterior y 15.4% más que en 2T02. Por su parte, los fondos transferidos fueron USD 1,458 millones en 2T03, 8.9% más que el segundo trimestre del año anterior y 24.8% superior a 1T03. En 6M03, el monto de fondos transferidos creció 16.2% mientras que, en número de transacciones, el incremento fue de 21.7% en el mismo período.

Bancomer Gestión

Bancomer Gestión reportó para 2T03 una utilidad de Ps. 25 millones y cuenta con activos en administración por Ps. 78,235 millones, ratificándose en el primer lugar en fondos de inversión de renta fija con 23.9% de participación de mercado a junio de 2003.

Capitalización

Capitalización

A junio de 2003, el índice total estimado de capitalización del Negocio Bancario era de 15.2% con un índice de capital básico de 12.6%, comparado con 12.4% y 8.8%, respectivamente al mes de junio de 2002 y 14.1% y 11.0%, respectivamente en marzo de 2003.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 13.8% con capital básico de 11.1%. Para Bancomer Servicios, el índice de capitalización total se estima en 161.9% *(para más detalle del índice de capitalización ver notas condensadas al final del documento – todas las cifras se calcularon bajo las reglas de capitalización vigentes a partir de enero de 2003).*

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	**Junio 2002**		**Marzo 2003**		**Junio 2003**	
Capital básico		21,808		26,531		30,030
Capital complementario		8,877		7,308		6,249
Capital total		30,685		33,839		36,279
Activos en riesgo	**187,920**	**246,687**	**176,622**	**240,660**	**181,092**	**239,051**
	Riesgo Crédito	Riesgo Crédito y mercado	Riesgo Crédito	Riesgo Crédito y mercado	Riesgo Crédito	Riesgo Crédito y mercado
Capital básico como % de los activos en riesgo	11.6%	8.8%	15.0%	11.0%	16.6%	12.6%
Capital complementario como % de los activos en riesgo	4.7%	3.6%	4.1%	3.0%	3.5%	2.6%
Indice de capitalización total	**16.3%**	**12.4%**	**19.2%**	**14.1%**	**20.0%**	**15.2%**

Negocios No Bancarios

Durante 2T03, el 17.1% de la utilidad neta de GFBB fue aportada por los negocios no bancarios.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 149 millones en 2T03, 5.7% superior a la de 2T02. Siefore Bancomer contaba con activos en administración por Ps. 77,870 millones al 31 de mayo de 2003, que se traduce en un crecimiento de 22.1% al compararse con el mismo mes del año anterior y es equivalente a un 21.6% de participación de mercado. Por su parte, el número de afiliados alcanzó 4.3 millones al cierre de junio de 2003.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 109 millones en 2T03, 67.7% superior a 2T02 y 30.1% mayor a la del primer trimestre de 2003. El total de primas emitidas a través de la red bancaria ascendió a Ps. 518 millones, 9.3% mayor a 2T02. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas emitidas de 39.2% a marzo de 2003.

Pensiones Bancomer

Pensiones Bancomer reportó en 2T03 utilidad neta de Ps. 36 millones. La compañía tiene Ps. 10,627 millones en monto constitutivo, equivalente a una participación de mercado de 20.6%.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 39 millones en 2T03 al registrar importantes ingresos por operaciones de Banca de Inversión.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 25 millones en 2T03. El número de transacciones realizadas durante el trimestre ascendió a 4.0 millones, 23.3% superior al trimestre anterior y 15.4% más que en 2T02. Por su parte, los fondos transferidos fueron USD 1,458 millones en 2T03, 8.9% más que el segundo trimestre del año anterior y 24.8% superior a 1T03. En 6M03, el monto de fondos transferidos creció 16.2% mientras que, en número de transacciones, el incremento fue de 21.7% en el mismo período.

Bancomer Gestión

Bancomer Gestión reportó para 2T03 una utilidad de Ps. 25 millones y cuenta con activos en administración por Ps. 78,235 millones, ratificándose en el primer lugar en fondos de inversión de renta fija con 23.9% de participación de mercado a junio de 2003.

Apéndice

La tenencia accionaria de GFBB por subsidiaria se detalla en la siguiente tabla:

Grupo Financiero BBVA Bancomer Tenencia accionaria	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	0.00%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de junio de 2003. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la unidad de inversión (UDI):

Inflación	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Fin de período	3.128782	3.166705	3.225778	3.262916	3.271800
Factor de ajuste inflacionario	1.045710	1.033187	1.014267	1.002723	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Fin de período	9.9568	10.2299	10.4393	10.7889	10.4370	9.9568	10.4370
Promedio	9.6617	9.9756	10.2470	10.9094	10.3582	9.3796	10.6338

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada div idida entre el promedio de la observación inicial y final del capital contable del período.

Apéndice

La tenencia accionaria de GFBB por subsidiaria se detalla en la siguiente tabla:

Grupo Financiero BBVA Bancomer Tenencia accionaria	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	0.00%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de junio de 2003. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la unidad de inversión (UDI):

Inflación	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Fin de período	3.128782	3.166705	3.225778	3.262916	3.271800
Factor de ajuste inflacionario	1.045710	1.033187	1.014267	1.002723	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Fin de período	9.9568	10.2299	10.4393	10.7889	10.4370	9.9568	10.4370
Promedio	9.6617	9.9756	10.2470	10.9094	10.3582	9.3796	10.6338

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Disponibilidades	66,240	55,659	72,345	62,206	60,501
Inversiones en valores	**75,400**	**79,553**	**64,460**	**111,072**	**96,156**
Títulos para negociar	47,849	52,698	38,261	74,267	56,085
Títulos disponibles para la venta	5,470	4,992	4,858	4,514	4,709
Títulos conservados a vencimiento	22,081	21,863	21,341	32,291	35,362
Operaciones con valores y derivadas	**24**	**82**	**217**	**301**	**158**
Saldos deudores en operaciones de reporto	8	41	176	216	115
Operaciones con instrumentos financieros y derivados	14	40	36	73	32
Valores no asignados por liquidar	2	1	5	12	11
Cartera de crédito vigente	**248,293**	**239,308**	**239,892**	**233,343**	**235,024**
Crédito comercial	68,518	67,912	68,275	64,249	65,064
Crédito a entidades financieras	0	0	0	0	1,436
Crédito al consumo	17,634	19,602	20,465	20,139	21,501
Crédito a la vivienda	43,200	41,901	40,500	37,756	37,032
Crédito a entidades gubernamentales	28,178	29,959	31,655	32,155	30,674
Crédito al FOBAPROA o IPAB	90,763	79,934	78,997	79,044	79,317
Cartera de crédito vencida	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**
Crédito comercial	5,155	5,140	4,759	4,536	3,755
Crédito a entidades financieras	0	0	0	0	1
Crédito al consumo	1,031	985	1,087	1,048	1,192
Crédito a la vivienda	6,221	5,842	5,263	6,492	6,067
Total cartera de crédito, bruta	***260,700***	***251,275***	***251,001***	***245,419***	***246,039***
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total cartera de crédito, neta	**247,349**	**238,295**	**238,473**	**233,258**	**234,020**
Otras cuentas por cobrar, neto	8,730	14,511	6,121	5,637	5,948
Bienes adjudicados, neto	3,461	3,344	3,303	3,074	3,180
Inmuebles, mobiliario y equipo, neto	15,742	15,327	15,209	14,866	14,586
Inversiones permanentes en acciones	3,280	3,261	3,180	3,465	3,616
Impuestos diferidos, neto	25,498	24,979	24,337	23,945	22,833
Otros activos	**6,507**	**6,338**	**6,462**	**6,260**	**6,061**
Crédito mercantil	5,128	5,058	4,988	4,917	4,847
Otros activos, cargos diferidos e intangibles	1,379	1,280	1,474	1,343	1,214
TOTAL ACTIVO	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Disponibilidades	66,240	55,659	72,345	62,206	60,501
Inversiones en valores	**75,400**	**79,553**	**64,460**	**111,072**	**96,156**
Títulos para negociar	47,849	52,698	38,261	74,267	56,085
Títulos disponibles para la venta	5,470	4,992	4,858	4,514	4,709
Títulos conservados a vencimiento	22,081	21,863	21,341	32,291	35,362
Operaciones con valores y derivadas	**24**	**82**	**217**	**301**	**158**
Saldos deudores en operaciones de reporto	8	41	176	216	115
Operaciones con instrumentos financieros y derivados	14	40	36	73	32
Valores no asignados por liquidar	2	1	5	12	11
Cartera de crédito vigente	**248,293**	**239,308**	**239,892**	**233,343**	**235,024**
Crédito comercial	68,518	67,912	68,275	64,249	65,064
Crédito a entidades financieras	0	0	0	0	1,436
Crédito al consumo	17,634	19,602	20,465	20,139	21,501
Crédito a la vivienda	43,200	41,901	40,500	37,756	37,032
Crédito a entidades gubernamentales	28,178	29,959	31,655	32,155	30,674
Crédito al FOBAPROA o IPAB	90,763	79,934	78,997	79,044	79,317
Cartera de crédito vencida	**12,407**	**11,967**	**11,109**	**12,076**	**11,015**
Crédito comercial	5,155	5,140	4,759	4,536	3,755
Crédito a entidades financieras	0	0	0	0	1
Crédito al consumo	1,031	985	1,087	1,048	1,192
Crédito a la vivienda	6,221	5,842	5,263	6,492	6,067
Total cartera de crédito, bruta	**260,700**	**251,275**	**251,001**	**245,419**	**246,039**
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total cartera de crédito, neta	**247,349**	**238,295**	**238,473**	**233,258**	**234,020**
Otras cuentas por cobrar, neto	8,730	14,511	6,121	5,637	5,948
Bienes adjudicados, neto	3,461	3,344	3,303	3,074	3,180
Inmuebles, mobiliario y equipo, neto	15,742	15,327	15,209	14,866	14,586
Inversiones permanentes en acciones	3,280	3,261	3,180	3,465	3,616
Impuestos diferidos, neto	25,498	24,979	24,337	23,945	22,833
Otros activos	**6,507**	**6,338**	**6,462**	**6,260**	**6,061**
Crédito mercantil	5,128	5,058	4,988	4,917	4,847
Otros activos, cargos diferidos e intangibles	1,379	1,280	1,474	1,343	1,214
TOTAL ACTIVO	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Captación tradicional	**331,356**	**328,211**	**320,652**	**360,512**	**320,962**
Depósitos de exigibilidad inmediata	142,548	141,767	152,241	148,090	146,427
Depósitos a plazo	188,808	186,444	168,411	212,422	174,535
Préstamos interbancarios y de otros organismos	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
De exigibilidad inmediata	3	0	2,134	0	2,609
De corto plazo	30,710	23,223	20,081	10,022	31,822
De largo plazo	19,035	18,317	19,622	18,332	17,532
Operaciones con valores y derivadas	**3,467**	**2,973**	**1,163**	**1,037**	**675**
Saldos acreedores en operaciones de reporto	120	106	223	230	201
Valores a entregar en operaciones de préstamo	2,371	1,876	0	0	12
Operaciones con instrumentos financieros y derivados	975	991	936	805	457
Valores no asignados por liquidar	1	0	4	2	5
Otras cuentas por pagar	**6,252**	**6,614**	**6,951**	**7,123**	**6,514**
ISR Y PTU por pagar	304	493	595	303	333
Acreedores diversos y otras cuentas por pagar	5,948	6,121	6,356	6,820	6,181
Obligaciones subordinadas en circulación	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Créditos diferidos	**40**	**43**	**42**	**1,761**	**47**
Otros créditos diferidos	40	43	42	1,761	47
TOTAL PASIVO	**397,574**	**384,886**	**375,954**	**404,270**	**385,347**
Capital contribuido	**68,243**	**68,243**	**68,243**	**41,551**	**41,551**
Capital social	2,913	2,914	2,913	7,693	7,693
Prima en venta de acciones	65,330	65,329	65,330	33,858	33,858
Capital ganado	**(19,162)**	**(17,520)**	**(15,868)**	**12,503**	**14,554**
Reservas de capital	7,656	7,656	7,656	6,278	6,278
Resultado de ejercicios anteriores	(4,958)	(4,968)	(5,189)	6,756	6,756
Resultado por valuación de títulos disponibles para la venta	(2,027)	(2,180)	(2,171)	(2,262)	(273)
Resultado por conversión de operaciones extranjeras	15	25	29	0	0
Insuficiencia en la actualización del capital contable	(22,027)	(22,027)	(22,027)	0	0
Resultado por tenencia de activos no monetarios	(982)	(954)	(922)	0	(1,801)
Resultado neto	3,161	4,928	6,756	1,731	3,594
Total capital contable mayoritario	**49,081**	**50,723**	**52,375**	**54,054**	**56,105**
Interés minoritario en subsidiarias	370	455	484	350	388
Interes minoritario en notas de capital	5,206	5,285	5,294	5,410	5,219
TOTAL CAPITAL CONTABLE	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**
TOTAL PASIVO Y CAPITAL CONTABLE	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Captación tradicional	**331,356**	**328,211**	**320,652**	**360,512**	**320,962**
Depósitos de exigibilidad inmediata	142,548	141,767	152,241	148,090	146,427
Depósitos a plazo	188,808	186,444	168,411	212,422	174,535
Préstamos interbancarios y de otros organismos	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
De exigibilidad inmediata	3	0	2,134	0	2,609
De corto plazo	30,710	23,223	20,081	10,022	31,822
De largo plazo	19,035	18,317	19,622	18,332	17,532
Operaciones con valores y derivadas	**3,467**	**2,973**	**1,163**	**1,037**	**675**
Saldos acreedores en operaciones de reporto	120	106	223	230	201
Valores a entregar en operaciones de préstamo	2,371	1,876	0	0	12
Operaciones con instrumentos financieros y derivados	975	991	936	805	457
Valores no asignados por liquidar	1	0	4	2	5
Otras cuentas por pagar	**6,252**	**6,614**	**6,951**	**7,123**	**6,514**
ISR Y PTU por pagar	304	493	595	303	333
Acreedores diversos y otras cuentas por pagar	5,948	6,121	6,356	6,820	6,181
Obligaciones subordinadas en circulación	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Créditos diferidos	**40**	**43**	**42**	**1,761**	**47**
Otros créditos diferidos	40	43	42	1,761	47
TOTAL PASIVO	**397,574**	**384,886**	**375,954**	**404,270**	**385,347**
Capital contribuido	**68,243**	**68,243**	**68,243**	**41,551**	**41,551**
Capital social	2,913	2,914	2,913	7,693	7,693
Prima en venta de acciones	65,330	65,329	65,330	33,858	33,858
Capital ganado	**(19,162)**	**(17,520)**	**(15,868)**	**12,503**	**14,554**
Reservas de capital	7,656	7,656	7,656	6,278	6,278
Resultado de ejercicios anteriores	(4,958)	(4,968)	(5,189)	6,756	6,756
Resultado por valuación de títulos disponibles para la venta	(2,027)	(2,180)	(2,171)	(2,262)	(273)
Resultado por conversión de operaciones extranjeras	15	25	29	0	0
Insuficiencia en la actualización del capital contable	(22,027)	(22,027)	(22,027)	0	0
Resultado por tenencia de activos no monetarios	(982)	(954)	(922)	0	(1,801)
Resultado neto	3,161	4,928	6,756	1,731	3,594
Total capital contable mayoritario	**49,081**	**50,723**	**52,375**	**54,054**	**56,105**
Interés minoritario en subsidiarias	370	455	484	350	388
Interes minoritario en notas de capital	5,206	5,285	5,294	5,410	5,219
TOTAL CAPITAL CONTABLE	**54,657**	**56,463**	**58,153**	**59,814**	**61,712**
TOTAL PASIVO Y CAPITAL CONTABLE	**452,231**	**441,349**	**434,107**	**464,084**	**447,059**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer
Cuentas de orden
Millones de pesos

OPERACIONES POR CUENTA DE TERCEROS

Clientes cuentas corrientes	**2,531**
Bancos de clientes	15
Liquidación de operaciones de clientes	2,516
Premios de clientes	0
Valores de clientes	**197,935**
Valores de clientes recibidos en custodia	197,817
Valores y documentos recibidos en garantía	118
Operaciones por cuenta de clientes	**4,827**
Operaciones de reporto de clientes	4,825
Títulos dados en préstamo (prestamista)	0
Operaciones de compra (precio de la opción)	2
Operaciones de banca de inversión por cuenta de terceros (neto)	14,332
Totales por cuenta de terceros	**219,625**
Capital social histórico	1,020

OPERACIONES POR CUENTA PROPIA

Cuentas de riesgo propias	**456,796**
Avales otorgados	42
Otras obligaciones contingentes	2,522
Apertura de créditos irrevocables	8,326
Bienes en fideicomiso o mandato	365,905
Bienes en custodia o en administración	41,816
Montos comprometidos en operaciones con Fobaproa/IPAB	37,577
Valores de la sociedad entregados en custodia	539
Valores gubernamentales de la sociedad entregados en custodia	58
Valores de la sociedad entregados en garantía	11
Operaciones de reporto	**(86)**
Títulos a recibir por reporto	126,750
(Menos) Acreedores por reporto	(126,858)
Deudores por reporto	65,830
(Menos) Títulos a entregar por reporto	(65,808)
Total por cuenta propia	**456,710**
Acciones entregadas en custodia	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer
Cuentas de orden
Millones de pesos

OPERACIONES POR CUENTA DE TERCEROS	
Clientes cuentas corrientes	**2,531**
Bancos de clientes	15
Liquidación de operaciones de clientes	2,516
Premios de clientes	0
Valores de clientes	**197,935**
Valores de clientes recibidos en custodia	197,817
Valores y documentos recibidos en garantía	118
Operaciones por cuenta de clientes	**4,827**
Operaciones de reporto de clientes	4,825
Títulos dados en préstamo (prestamista)	0
Operaciones de compra (precio de la opción)	2
Operaciones de banca de inversión por cuenta de terceros (neto)	14,332
Totales por cuenta de terceros	**219,625**
Capital social histórico	**1,020**

OPERACIONES POR CUENTA PROPIA	
Cuentas de riesgo propias	**456,796**
Avales otorgados	42
Otras obligaciones contingentes	2,522
Apertura de créditos irrevocables	8,326
Bienes en fideicomiso o mandato	365,905
Bienes en custodia o en administración	41,816
Montos comprometidos en operaciones con Fobaproa/IPAB	37,577
Valores de la sociedad entregados en custodia	539
Valores gubernamentales de la sociedad entregados en custodia	58
Valores de la sociedad entregados en garantía	11
Operaciones de reporto	**(86)**
Títulos a recibir por reporto	126,750
(Menos) Acreedores por reporto	(126,858)
Deudores por reporto	65,830
(Menos) Títulos a entregar por reporto	(65,808)
Total por cuenta propia	**456,710**
Acciones entregadas en custodia	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingresos por intereses	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Gastos por intereses	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Margen financiero antes de resultado por posición monetaria	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Resultado por posición monetaria	242	175	239	119	38	463	157
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Ingreso no financiero	**3,176**	**3,232**	**3,258**	**3,316**	**3,887**	**6,911**	**7,203**
Comisiones y tarifas cobradas	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Comisiones y tarifas pagadas	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Resultado por intermediación	231	(70)	145	23	747	1,015	770
Ingresos totales de la operación	**7,324**	**7,535**	**7,679**	**7,360**	**8,045**	**15,010**	**15,405**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Resultado de la operación	**2,637**	**2,902**	**2,994**	**2,837**	**3,398**	**5,543**	**6,235**
Otros productos (gastos), neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Resultado por posición monetaria	(291)	(132)	(259)	(238)	(209)	(479)	(447)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,272**	**2,738**	**2,731**	**2,456**	**2,829**	**4,873**	**5,285**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)
ISR Y PTU diferido	(525)	(616)	(780)	(425)	(854)	(1,155)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,634**	**1,909**	**1,868**	**1,822**	**1,861**	**3,410**	**3,683**
Participación el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31
Resultado por operaciones continuas	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(122)
Valuación	(258)
Impuesto diferido	162
Efecto total neto	(218)

Capital contable	Monto
Resultado por posición monetaria	122
Valuación	258
Impuesto diferido	(90)
Resultados	(218)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingresos por intereses	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Gastos por intereses	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Margen financiero antes de resultado por posición monetaria	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Resultado por posición monetaria	242	175	239	119	38	463	157
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Ingreso no financiero	**3,176**	**3,232**	**3,258**	**3,316**	**3,887**	**6,911**	**7,203**
Comisiones y tarifas cobradas	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Comisiones y tarifas pagadas	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Resultado por intermediación	231	(70)	145	23	747	1,015	770
Ingresos totales de la operación	**7,324**	**7,535**	**7,679**	**7,360**	**8,045**	**15,010**	**15,405**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Resultado de la operación	**2,637**	**2,902**	**2,994**	**2,837**	**3,398**	**5,543**	**6,235**
Otros productos (gastos), neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Resultado por posición monetaria	(291)	(132)	(259)	(238)	(209)	(479)	(447)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,272**	**2,738**	**2,731**	**2,456**	**2,829**	**4,873**	**5,285**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)
ISR Y PTU diferido	(525)	(616)	(780)	(425)	(854)	(1,155)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,634**	**1,909**	**1,868**	**1,822**	**1,861**	**3,410**	**3,683**
Participación el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31
Resultado por operaciones continuas	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(122)
Valuación	(258)
Impuesto diferido	162
Efecto total neto	(218)

Capital contable	Monto
Resultado por posición monetaria	122
Valuación	258
Impuesto diferido	(90)
Resultados	(218)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingresos por intereses	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Gastos por intereses	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Margen financiero antes de resultado por posición monetaria	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Resultado por posición monetaria	242	175	239	119	38	463	157
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Ingreso no financiero	**3,432**	**3,232**	**3,258**	**3,316**	**3,887**	**7,167**	**7,203**
Comisiones y tarifas cobradas	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Comisiones y tarifas pagadas	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Resultado por intermediación	487	(70)	145	23	747	1,271	770
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**
Otros productos (gastos), neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Resultado por posición monetaria	(166)	(132)	(259)	(238)	(209)	(354)	(447)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,653**	**2,738**	**2,731**	**2,456**	**2,829**	**5,254**	**5,285**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)
ISR Y PTU diferido	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**
Participación el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31
Resultado por operaciones continuas	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(218)	0	0	0	0	(218)	0
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingresos por intereses	11,598	12,313	13,363	13,360	12,228	23,903	25,588
Gastos por intereses	(7,093)	(7,492)	(8,395)	(8,418)	(7,035)	(15,011)	(15,453)
Margen financiero antes de resultado por posición monetaria	**4,505**	**4,821**	**4,968**	**4,942**	**5,193**	**8,892**	**10,135**
Resultado por posición monetaria	242	175	239	119	38	463	157
Margen financiero	**4,747**	**4,996**	**5,207**	**5,061**	**5,231**	**9,355**	**10,292**
Estimación preventiva para riesgos crediticios	(599)	(693)	(786)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,148**	**4,303**	**4,421**	**4,044**	**4,158**	**8,099**	**8,202**
Ingreso no financiero	**3,432**	**3,232**	**3,258**	**3,316**	**3,887**	**7,167**	**7,203**
Comisiones y tarifas cobradas	3,374	3,795	3,553	3,724	3,585	6,749	7,309
Comisiones y tarifas pagadas	(429)	(493)	(440)	(431)	(445)	(853)	(876)
Comisiones y tarifas, neto	**2,945**	**3,302**	**3,113**	**3,293**	**3,140**	**5,896**	**6,433**
Resultado por intermediación	487	(70)	145	23	747	1,271	770
Ingresos totales de la operación	**7,580**	**7,535**	**7,679**	**7,360**	**8,045**	**15,266**	**15,405**
Gastos de administración y promoción	(4,687)	(4,633)	(4,685)	(4,523)	(4,647)	(9,467)	(9,170)
Resultado de la operación	**2,893**	**2,902**	**2,994**	**2,837**	**3,398**	**5,799**	**6,235**
Otros productos (gastos), neto	(74)	(32)	(4)	(143)	(360)	(191)	(503)
Resultado por posición monetaria	(166)	(132)	(259)	(238)	(209)	(354)	(447)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,653**	**2,738**	**2,731**	**2,456**	**2,829**	**5,254**	**5,285**
ISR y PTU causado	(113)	(213)	(83)	(209)	(114)	(308)	(323)
ISR Y PTU diferido	(688)	(616)	(780)	(425)	(854)	(1,318)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,852**	**1,909**	**1,868**	**1,822**	**1,861**	**3,628**	**3,683**
Participación el resultado de subsidiarias y asociadas	(121)	(58)	(6)	(8)	39	(136)	31
Resultado por operaciones continuas	**1,731**	**1,851**	**1,862**	**1,814**	**1,900**	**3,492**	**3,714**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(218)	0	0	0	0	(218)	0
Utilidad neta antes de interés minoritario	**1,513**	**1,851**	**1,862**	**1,814**	**1,900**	**3,274**	**3,714**
Interés minoritario	(35)	(84)	(34)	(83)	(37)	(113)	(120)
Utilidad neta	**1,478**	**1,767**	**1,828**	**1,731**	**1,863**	**3,161**	**3,594**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Estado de cambios en la situación financiera Millones de pesos	
ACTIVIDADES DE OPERACIÓN	
Resultado antes de interés minoritario	3,714
Más (menos) cargos (créditos) a resultados que no requirieron (generaron) recursos	
Resultados por valuación a valor razonable	(559)
Estimación preventiva para riesgos crediticios	2,090
Depreciación y amortización	789
Impuestos diferidos	1,279
Provisión para obligaciones diversas	(161)
Participación en el resultado de subsidiarias y asociadas	*(31)*
	7,121
Disminución (aumento) de partidas relacionadas con la operación	
Disminución (aumento) en captación tradicional	308
Disminución de cartera de crédito	2,362
Disminución (aumento) en operaciones de tesoreria	
(inversiones en valores y operaciones con valores)	(31,476)
Disminución en operaciones con instrumentos financieros derivados con fines de negociacion	(22)
Aumento en préstamos interbancarios y de otros organismos	10,127
Recursos generados por la operación	**(11,580)**
ACTIVIDADES DE FINANCIAMIENTO	
Obligaciones subordinadas en circulación	(122)
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	(216)
Capital contable	33
Interés minoritario en emisión de notas de capital	(76)
Recursos (utilizados) generados en actividades de financiamiento	**(381)**
ACTIVIDADES DE INVERSIÓN	
Adiciones de activo fijo, neto de retiros	(82)
Disminución en inversiones permanentes en acciones	(240)
Disminución en bienes adjudicados	124
Otros activos, otros pasivos, cargos y créditos diferidos, neto	315
Recursos (utilizados) generados en actividades de inversión	**117**
Aumento de efectivo y equivalentes	(11,844)
Efectivo y equivalentes al principio del período	72,345
Efectivo y equivalentes al final del período	**60,501**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer Estado de cambios en la situación financiera Millones de pesos	
ACTIVIDADES DE OPERACIÓN	
Resultado antes de interés minoritario	3,714
Más (menos) cargos (créditos) a resultados que no requirieron (generaron) recursos	
Resultados por valuación a valor razonable	(559)
Estimación preventiva para riesgos crediticios	2,090
Depreciación y amortización	789
Impuestos diferidos	1,279
Provisión para obligaciones diversas	(161)
Participación en el resultado de subsidiarias y asociadas	(31)
	7,121
Disminución (aumento) de partidas relacionadas con la operación	
Disminución (aumento) en captación tradicional	308
Disminución de cartera de crédito	2,362
Disminución (aumento) en operaciones de tesoreria	
(inversiones en valores y operaciones con valores)	(31,476)
Disminución en operaciones con instrumentos financieros derivados con fines de negociacion	(22)
Aumento en préstamos interbancarios y de otros organismos	10,127
Recursos generados por la operación	**(11,580)**
ACTIVIDADES DE FINANCIAMIENTO	
Obligaciones subordinadas en circulación	(122)
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	(216)
Capital contable	33
Interés minoritario en emisión de notas de capital	(76)
Recursos (utilizados) generados en actividades de financiamiento	**(381)**
ACTIVIDADES DE INVERSIÓN	
Adiciones de activo fijo, neto de retiros	(82)
Disminución en inversiones permanentes en acciones	(240)
Disminución en bienes adjudicados	124
Otros activos, otros pasivos, cargos y créditos diferidos, neto	315
Recursos (utilizados) generados en actividades de inversión	**117**
Aumento de efectivo y equivalentes	(11,844)
Efectivo y equivalentes al principio del período	72,345
Efectivo y equivalentes al final del período	**60,501**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido		Capital Ganado									
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado Conversión Operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2002	**2,913**	**65,330**	**7,656**	**(5,189)**	**(2,171)**	**29**	**(22,027)**	**(922)**	**6,756**	**484**	**5,294**	**58,153**
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Amortización de resultado de ejercicios anteriores		(2,701)		2,701								
Capitalización de la actualización	4,780	(28,771)	(1,378)	2,459			22,027	883				
Traspaso del resultado del ejercicio 2002				6,756					(6,756)			
Capital minoritario												
Pago de dividendos Afore Bancomer										(216)		**(216)**
Total	**4,780**	**(31,472)**	**(1,378)**	**11,916**			**22,027**	**883**	**(6,756)**	**(216)**		**(216)**
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									3,594	120		**3,714**
Erosión monetaria de notas de capital											(75)	**(75)**
Resultado por tenencia de activos no monetarios								54				**54**
Resultado por valuación de títulos disponibles para la venta					82							**82**
Resultado por conversión de subs. extranjeras				29		(29)						
Reclasificación del repomo de títulos disponibles para la venta					1,816			(1,816)				
Total				**29**	**1,898**	**(29)**		**(1,762)**	**3,594**	**120**	**(75)**	**3,775**
Saldos al 30 de junio de 2003	**7,693**	**33,858**	**6,278**	**6,756**	**(273)**			**(1,801)**	**3,594**	**388**	**5,219**	**61,712**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003

Expresado en moneda de poder adquisitivo de junio de 2003

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido			Capital Ganado								
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado Conversión Operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2002	2,913	65,330	7,656	(5,189)	(2,171)	29	(22,027)	(922)	6,756	484	5,294	58,153
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Amortización de resultado de ejercicios anteriores		(2,701)		2,701								
Capitalización de la actualización	4,780	(28,771)	(1,378)	2,459			22,027	883				
Traspaso del resultado del ejercicio 2002				6,756					(6,756)			
Capital minoritario												
Pago de dividendos Afore Bancomer										(216)		(216)
Total	4,780	(31,472)	(1,378)	11,916			22,027	883	(6,756)	(216)		(216)
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									3,594	120		3,714
Erosión monetaria de notas de capital											(75)	(75)
Resultado por tenencia de activos no monetarios								54				54
Resultado por valuación de títulos disponibles para la venta					82							82
Resultado por conversión de subs. extranjeras				29		(29)						
Reclasificación del repomo de títulos disponibles para la venta					1,816			(1,816)				
Total				29	1,898	(29)		(1,762)	3,594	120	(75)	3,775
Saldos al 30 de junio de 2003	7,693	33,858	6,278	6,756	(273)			(1,801)	3,594	388	5,219	61,712

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Activo Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Disponibilidades	66,150	55,555	72,297	62,149	60,437
Inversiones en valores	**74,871**	**78,989**	**64,262**	**110,904**	**95,937**
Títulos para negociar	47,320	52,134	38,063	74,099	55,866
Títulos disponibles para la venta	5,470	4,992	4,858	4,514	4,709
Títulos conservados a vencimiento	22,081	21,863	21,341	32,291	35,362
Operaciones con valores y derivadas	**18**	**82**	**216**	**302**	**157**
Saldos deudores en operaciones de reporto	2	41	176	217	115
Operaciones con instrumentos financieros y derivados	14	40	35	73	32
Valores no asignados por liquidar	2	1	5	12	10
Cartera de crédito vigente	**248,293**	**239,308**	**239,892**	**233,349**	**235,030**
Crédito comercial	68,886	70,989	68,275	64,249	65,064
Créditos a entidades financieras	0	0	0	0	1,436
Crédito al consumo	17,634	19,602	20,465	20,139	21,501
Crédito a la vivienda	43,200	41,901	40,500	37,762	37,038
Crédito a entidades gubernamentales	27,810	26,882	31,655	32,155	30,674
Crédito al FOBAPROA o IPAB	90,763	79,934	78,997	79,044	79,317
Cartera de crédito vencida	**12,407**	**11,967**	**11,109**	**12,075**	**11,015**
Crédito comercial	5,155	5,140	4,759	4,535	3,755
Créditos a entidades financieras	0	0	0	0	1
Crédito al consumo	1,031	985	1,087	1,048	1,192
Crédito a la vivienda	6,221	5,842	5,263	6,492	6,067
Total cartera de crédito, bruta	**260,700**	**251,275**	**251,001**	**245,424**	**246,045**
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total cartera de crédito, neta	**247,349**	**238,295**	**238,473**	**233,263**	**234,026**
Otras cuentas por cobrar, neto	8,598	14,390	5,955	5,448	5,764
Bienes adjudicados, neto	3,461	3,344	3,303	3,074	3,180
Inmuebles, mobiliario y equipo, neto	15,722	15,316	15,198	14,851	14,571
Inversiones permanentes en acciones	2,075	1,923	1,740	2,095	2,129
Impuestos diferidos, neto	25,272	24,751	24,108	23,720	22,623
Otros activos					
Crédito mercantil	1,693	1,671	1,647	1,624	1,601
Otros activos, cargos diferidos e intangibles	1,379	1,280	1,465	1,335	1,207
TOTAL ACTIVO	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Activo Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Disponibilidades	66,150	55,555	72,297	62,149	60,437
Inversiones en valores	**74,871**	**78,989**	**64,262**	**110,904**	**95,937**
Títulos para negociar	47,320	52,134	38,063	74,099	55,866
Títulos disponibles para la venta	5,470	4,992	4,858	4,514	4,709
Títulos conservados a vencimiento	22,081	21,863	21,341	32,291	35,362
Operaciones con valores y derivadas	**18**	**82**	**216**	**302**	**157**
Saldos deudores en operaciones de reporto	2	41	176	217	115
Operaciones con instrumentos financieros y derivados	14	40	35	73	32
Valores no asignados por liquidar	2	1	5	12	10
Cartera de crédito vigente	**248,293**	**239,308**	**239,892**	**233,349**	**235,030**
Crédito comercial	68,886	70,989	68,275	64,249	65,064
Créditos a entidades financieras	0	0	0	0	1,436
Crédito al consumo	17,634	19,602	20,465	20,139	21,501
Crédito a la vivienda	43,200	41,901	40,500	37,762	37,038
Crédito a entidades gubernamentales	27,810	26,882	31,655	32,155	30,674
Crédito al FOBAPROA o IPAB	90,763	79,934	78,997	79,044	79,317
Cartera de crédito vencida	**12,407**	**11,967**	**11,109**	**12,075**	**11,015**
Crédito comercial	5,155	5,140	4,759	4,535	3,755
Créditos a entidades financieras	0	0	0	0	1
Crédito al consumo	1,031	985	1,087	1,048	1,192
Crédito a la vivienda	6,221	5,842	5,263	6,492	6,067
Total cartera de crédito, bruta	**260,700**	**251,275**	**251,001**	**245,424**	**246,045**
Estimación preventiva para riesgos crediticios	(13,351)	(12,980)	(12,528)	(12,161)	(12,019)
Total cartera de crédito, neta	**247,349**	**238,295**	**238,473**	**233,263**	**234,026**
Otras cuentas por cobrar, neto	8,598	14,390	5,955	5,448	5,764
Bienes adjudicados, neto	3,461	3,344	3,303	3,074	3,180
Inmuebles, mobiliario y equipo, neto	15,722	15,316	15,198	14,851	14,571
Inversiones permanentes en acciones	2,075	1,923	1,740	2,095	2,129
Impuestos diferidos, neto	25,272	24,751	24,108	23,720	22,623
Otros activos					
Crédito mercantil	1,693	1,671	1,647	1,624	1,601
Otros activos, cargos diferidos e intangibles	1,379	1,280	1,465	1,335	1,207
TOTAL ACTIVO	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Captación tradicional	**332,595**	**329,414**	**322,290**	**362,341**	**322,829**
Depósitos de exigibilidad inmediata	142,555	141,776	152,250	148,098	146,432
Depósitos a plazo	190,040	187,638	170,040	214,243	176,397
Bonos bancarios	0	0	0	0	0
Préstamos interbancarios y de otros organismos	**49,747**	**41,540**	**41,837**	**28,353**	**51,963**
De exigibilidad inmediata	3	0	2,134	0	2,609
De corto plazo	30,710	23,223	20,081	10,021	31,822
De largo plazo	19,034	18,317	19,622	18,332	17,532
Operaciones con valores y derivadas	**3,460**	**2,973**	**1,163**	**1,038**	**674**
Saldos acreedores en operaciones de reporto	113	106	223	231	201
Valores a entregar en operaciones de préstamo	2,371	1,876	0	0	12
Operaciones con instrumentos financieros y derivados	975	991	936	805	456
Valores no asignados por liquidar	1	0	4	2	5
Otras cuentas por pagar	**6,044**	**6,426**	**6,713**	**7,720**	**7,107**
ISR Y PTU por pagar	294	485	540	235	302
Acreedores diversos y otras cuentas por pagar	5,750	5,941	6,173	7,485	6,805
Obligaciones subordinadas en circulación	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Créditos diferidos	**39**	**42**	**42**	**1,761**	**46**
Exceso del valor en libros sobre el costo de las acciones	0	0	0	0	0
Otros créditos diferidos	0	0	0	0	0
TOTAL PASIVO	**398,596**	**385,900**	**377,354**	**406,696**	**387,805**
Capital contribuido	**32,544**	**32,544**	**32,544**	**31,654**	**31,654**
Capital social	14,893	14,893	14,893	16,558	16,558
Prima en venta de acciones	17,651	17,651	17,651	15,096	15,096
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**9,876**	**11,415**	**12,988**	**14,655**	**16,566**
Reservas de capital	7,907	8,427	8,429	4,223	4,223
Resultado de ejercicios anteriores	5,123	4,600	4,377	10,982	9,169
Resultado por valuación de títulos disponibles para la venta	(1,984)	(2,128)	(2,110)	(2,196)	(224)
Resultado por conversión de operaciones extranjeras	15	25	29	0	0
Insuficiencia en la actualización del capital contable	(3,595)	(3,589)	(3,586)	0	0
Resultado por tenencia de activos no monetarios	(583)	(570)	(546)	0	21
Resultado neto	2,993	4,650	6,395	1,646	3,377
Total capital contable mayoritario	**42,420**	**43,959**	**45,532**	**46,309**	**48,220**
Interés minoritario en subsidiarias	366	452	484	351	388
Interes minoritario en notas de capital	5,206	5,285	5,294	5,409	5,219
TOTAL CAPITAL CONTABLE	**47,992**	**49,696**	**51,310**	**52,069**	**53,827**
TOTAL PASIVO Y CAPITAL CONTABLE	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

En septiembre de 2002, la Comisión Nacional Bancaria y de Valores (CNBV) precisó la aplicación del criterio contable relativo al resultado por posición monetaria de los títulos disponibles para la venta, señalando que el repomo derivado del costo de adquisición e intereses debe reconocerse en los resultados del período, mientras que el repomo de la valuación debe registrarse dentro del capital contable en el rubro de "Resultados por valuación de títulos disponibles para la venta". A partir del mes de septiembre de 2002 se aplica este criterio contable.

Por lo que respecta al efecto acumulado de la aplicación de dicho criterio bajo parámetros anteriores, en junio de 2003, se realizó la reclasificación del repomo correspondiente al costo de adquisición por un monto de Ps. 1,815 millones al rubro de "Resultados acumulados" en cumplimiento con el tratamiento establecido en los Criterios de Contabilidad para las Instit uciones de Crédito.

La reclasificación realizada no tiene efecto alguno en el capital contable total ni en el capital regulatorio y no tuvo efectos en flujo de efectivo.

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)
Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2002	Sep 2002	Dic 2002	Mar 2003	Jun 2003
Captación tradicional	**332,595**	**329,414**	**322,290**	**362,341**	**322,829**
Depósitos de exigibilidad inmediata	142,555	141,776	152,250	148,098	146,432
Depósitos a plazo	190,040	187,638	170,040	214,243	176,397
Bonos bancarios	0	0	0	0	0
Préstamos interbancarios y de otros organismos	**49,747**	**41,540**	**41,837**	**28,353**	**51,963**
De exigibilidad inmediata	3	0	2,134	0	2,609
De corto plazo	30,710	23,223	20,081	10,021	31,822
De largo plazo	19,034	18,317	19,622	18,332	17,532
Operaciones con valores y derivadas	**3,460**	**2,973**	**1,163**	**1,038**	**674**
Saldos acreedores en operaciones de reporto	113	106	223	231	201
Valores a entregar en operaciones de préstamo	2,371	1,876	0	0	12
Operaciones con instrumentos financieros y derivados	975	991	936	805	456
Valores no asignados por liquidar	1	0	4	2	5
Otras cuentas por pagar	**6,044**	**6,426**	**6,713**	**7,720**	**7,107**
ISR Y PTU por pagar	294	485	540	235	302
Acreedores diversos y otras cuentas por pagar	5,750	5,941	6,173	7,485	6,805
Obligaciones subordinadas en circulación	**6,711**	**5,505**	**5,309**	**5,483**	**5,186**
Créditos diferidos	**39**	**42**	**42**	**1,761**	**46**
Exceso del valor en libros sobre el costo de las acciones	0	0	0	0	0
Otros créditos diferidos	0	0	0	0	0
TOTAL PASIVO	**398,596**	**385,900**	**377,354**	**406,696**	**387,805**
Capital contribuido	**32,544**	**32,544**	**32,544**	**31,654**	**31,654**
Capital social	14,893	14,893	14,893	16,558	16,558
Prima en venta de acciones	17,651	17,651	17,651	15,096	15,096
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**9,876**	**11,415**	**12,988**	**14,655**	**16,566**
Reservas de capital	7,907	8,427	8,429	4,223	4,223
Resultado de ejercicios anteriores	5,123	4,600	4,377	10,982	9,169
Resultado por valuación de títulos disponibles para la venta	(1,984)	(2,128)	(2,110)	(2,196)	(224)
Resultado por conversión de operaciones extranjeras	15	25	29	0	0
Insuficiencia en la actualización del capital contable	(3,595)	(3,589)	(3,586)	0	0
Resultado por tenencia de activos no monetarios	(583)	(570)	(546)	0	21
Resultado neto	2,993	4,650	6,395	1,646	3,377
Total capital contable mayoritario	**42,420**	**43,959**	**45,532**	**46,309**	**48,220**
Interés minoritario en subsidiarias	366	452	484	351	388
Interes minoritario en notas de capital	5,206	5,285	5,294	5,409	5,219
TOTAL CAPITAL CONTABLE	**47,992**	**49,696**	**51,310**	**52,069**	**53,827**
TOTAL PASIVO Y CAPITAL CONTABLE	**446,588**	**435,596**	**428,664**	**458,765**	**441,632**

En septiembre de 2002, la Comisión Nacional Bancaria y de Valores (CNBV) precisó la aplicación del criterio contable relativo al resultado por posición monetaria de los títulos disponibles para la venta, señalando que el repomo derivado del costo de adquisición e intereses debe reconocerse en los resultados del período, mientras que el repomo de la valuación debe registrarse dentro del capital contable en el rubro de "Resultados por valuación de títulos disponibles para la venta". A partir del mes de septiembre de 2002 se aplica este criterio contable.

Por lo que respecta al efecto acumulado de la aplicación de dicho criterio bajo parámetros anteriores, en junio de 2003, se realizó la reclasificación del repomo correspondiente al costo de adquisición por un monto de Ps. 1,815 millones al rubro de "Resultados acumulados" en cumplimiento con el tratamiento establecido en los Criterios de Contabilidad para las Instituciones de Crédito.

La reclasificación realizada no tiene efecto alguno en el capital contable total ni en el capital regulatorio y no tuvo efectos en flujo de efectivo.

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Cuentas de orden Millones de pesos	
Avales otorgados	42
Apertura de créditos irrevocables	8,326
Bienes en fideicomiso o mandato	365,905
Bienes en custodia o administración	41,816
Otras obligaciones contingentes	2,522
Montos comprometidos en operaciones con Fobaproa o IPAB	37,577
Operaciones de banca de inversión por cuenta de terceros (neto)	14,332
	470,520
Títulos a recibir por reporto	126,750
(Menos) acreedores por reporto	126,858
	(108)
Deudores por reporto	65,830
(Menos) títulos a entregar por reporto	65,808
	22

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer Cuentas de orden Millones de pesos	
Avales otorgados	42
Apertura de créditos irrevocables	8,326
Bienes en fideicomiso o mandato	365,905
Bienes en custodia o administración	41,816
Otras obligaciones contingentes	2,522
Montos comprometidos en operaciones con Fobaproa o IPAB	37,577
Operaciones de banca de inversión por cuenta de terceros (neto)	14,332
	470,520
Títulos a recibir por reporto	126,750
(Menos) acreedores por reporto	126,858
	(108)
Deudores por reporto	65,830
(Menos) títulos a entregar por reporto	65,808
	22

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2003

Millones de Pesos	Bancomer	Bancomer Servicios
Disponibilidades	60,437	24
Inversiones en valores	**92,690**	**3,247**
Títulos para negociar	52,786	3,080
Títulos disponibles para la venta	4,542	167
Títulos conservados a vencimiento	35,362	0
Operaciones con valores y derivados	**166**	**3**
Saldos deudores en operaciones de reportos	124	3
Operaciones con instrumentos derivados	32	0
Valores no asignados por liquidar	10	0
Cartera de crédito vigente	**235,030**	**0**
Créditos comerciales	65,064	0
Créditos a entidades financieras	1,436	0
Créditos al consumo	21,501	0
Créditos a la vivienda	37,038	0
Créditos a entidades gubernamentales	30,674	0
Créditos al Fobaproa o al IPAB	79,317	0
Cartera de crédito vencida	**11,015**	**0**
Créditos comerciales	3,755	0
Créditos a entidades financieras	1	0
Créditos al consumo	1,192	0
Créditos a la vivienda	6,067	0
Total Cartera de crédito (bruta)	**246,045**	**0**
Estimación preventiva para riesgos crediticios	(12,019)	0
Total Cartera de crédito (neta)	**234,026**	**0**
Otras cuentas por cobrar (neto)	5,640	268
Bienes adjudicados	2,944	236
Inmuebles, mobiliario y equipo (neto)	14,516	55
Inversiones permanentes en acciones	2,038	91
Impuestos diferidos (neto)	20,268	2,355
Otros activos	**2,808**	**0**
Otros activos, cargos diferidos e intangibles	1,207	0
Crédito mercantil	1,601	0
TOTAL ACTIVO	**435,533**	**6,279**
Captación	**322,853**	**0**
Depósitos de exigibilidad inmediata	146,456	0
Depósitos a plazo	176,397	0
Préstamos interbancarios y de otros organismos	**51,963**	**0**
De exigibilidad inmediata	2,609	0
De corto plazo	31,822	0
De largo plazo	17,532	0
Operaciones con valores y derivados	**671**	**15**
Saldos acreedores en operaciones de reporto	198	15
Valores a entregar en operaciones de prestamo	12	0
Operaciones con instrumentos derivados	456	0
Valores no asignados por liquidar	5	0
Otras cuentas por pagar	**6,253**	**998**
ISR y PTU por pagar	302	0
Acreedores diversos y otras cuentas por pagar	5,951	998
Obligaciones subordinadas en circulación	**5,186**	**0**
Créditos diferidos	**29**	**17**
TOTAL PASIVO	**386,955**	**1,030**
Capital contribuido	**27,296**	**4,358**
Capital social	12,224	4,334
Prima en suscripción de acciones	15,072	24
Capital ganado	**15,675**	**891**
Reservas de capital	3,772	451
Resultado de ejercicios anteriores	9,184	(15)
Resultado por valuación de títulos disponibles para la venta	(224)	0
Resultado por tenencia de activos no monetarios	22	(1)
Resultado neto	2,921	456
Capital contable mayoritario	**42,971**	**5,249**
Interés minoritario de notas de capital	5,219	0
Interés minoritario de subsidiarias	388	0
TOTAL CAPITAL CONTABLE	**48,578**	**5,249**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2003

Millones de Pesos	Bancomer	Bancomer Servicios
Disponibilidades	60,437	24
Inversiones en valores	**92,690**	**3,247**
Títulos para negociar	52,786	3,080
Títulos disponibles para la venta	4,542	167
Títulos conservados a vencimiento	35,362	0
Operaciones con valores y derivados	**166**	**3**
Saldos deudores en operaciones de reportos	124	3
Operaciones con instrumentos derivados	32	0
Valores no asignados por liquidar	10	0
Cartera de crédito vigente	**235,030**	**0**
Créditos comerciales	65,064	0
Créditos a entidades financieras	1,436	0
Créditos al consumo	21,501	0
Créditos a la vivienda	37,038	0
Créditos a entidades gubernamentales	30,674	0
Créditos al Fobaproa o al IPAB	79,317	0
Cartera de crédito vencida	**11,015**	**0**
Créditos comerciales	3,755	0
Créditos a entidades financieras	1	0
Créditos al consumo	1,192	0
Créditos a la vivienda	6,067	0
Total Cartera de crédito (bruta)	**246,045**	**0**
Estimación preventiva para riesgos crediticios	(12,019)	0
Total Cartera de crédito (neta)	**234,026**	**0**
Otras cuentas por cobrar (neto)	5,640	268
Bienes adjudicados	2,944	236
Inmuebles, mobiliario y equipo (neto)	14,516	55
Inversiones permanentes en acciones	2,038	91
Impuestos diferidos (neto)	20,268	2,355
Otros activos	**2,808**	**0**
Otros activos, cargos diferidos e intangibles	1,207	0
Crédito mercantil	1,601	0
TOTAL ACTIVO	**435,533**	**6,279**
Captación	**322,853**	**0**
Depósitos de exigibilidad inmediata	146,456	0
Depósitos a plazo	176,397	0
Préstamos interbancarios y de otros organismos	**51,963**	**0**
De exigibilidad inmediata	2,609	0
De corto plazo	31,822	0
De largo plazo	17,532	0
Operaciones con valores y derivados	**671**	**15**
Saldos acreedores en operaciones de reporto	198	15
Valores a entregar en operaciones de prestamo	12	0
Operaciones con instrumentos derivados	456	0
Valores no asignados por liquidar	5	0
Otras cuentas por pagar	**6,253**	**998**
ISR y PTU por pagar	302	0
Acreedores diversos y otras cuentas por pagar	5,951	998
Obligaciones subordinadas en circulación	**5,186**	**0**
Créditos diferidos	**29**	**17**
TOTAL PASIVO	**386,955**	**1,030**
Capital contribuido	**27,296**	**4,358**
Capital social	12,224	4,334
Prima en suscripción de acciones	15,072	24
Capital ganado	**15,675**	**891**
Reservas de capital	3,772	451
Resultado de ejercicios anteriores	9,184	(15)
Resultado por valuación de títulos disponibles para la venta	(224)	0
Resultado por tenencia de activos no monetarios	22	(1)
Resultado neto	2,921	456
Capital contable mayoritario	**42,971**	**5,249**
Interés minoritario de notas de capital	5,219	0
Interés minoritario de subsidiarias	388	0
TOTAL CAPITAL CONTABLE	**48,578**	**5,249**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso por intereses	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Gasto por intereses	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Margen financiero neto antes de resultado por posición monet	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Resultado por posición monetaria	264	196	272	140	44	501	184
Margen financiero	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Estimación preventiva para riesgos crediticios	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Ingreso no financiero	**3,033**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Comisiones y tarifas cobradas	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Comisiones y tarifas pagadas	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Comisiones y tarifas, neto	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Resultado por intermediación	221	(87)	114	2	745	967	747
Ingresos totales de la operación	**7,176**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Gastos de administración y promoción	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Resultado de la operación	**2,582**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Otros productos (gastos), neto	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Resultado por posición monetaria	(288)	(132)	(258)	(237)	(210)	(475)	(447)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,209**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
ISR y PTU causado	(91)	(200)	(82)	(191)	(85)	(260)	(276)
ISR y PTU diferido	(526)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,592**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Participación en el result. de subsidiarias y asociadas	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Resultado por operaciones continuas	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Interés minoritario	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Utilidad neta	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(122)
Valuación	(258)
Impuesto diferido	162
Efecto total neto	(218)

Capital contable	Monto
Resultado por posición monetaria	122
Valuación	258
Impuesto diferido	(90)
Resultados	(218)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2003

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso por intereses	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Gasto por intereses	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Margen financiero neto antes de resultado por posición monet	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Resultado por posición monetaria	264	196	272	140	44	501	184
Margen financiero	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Estimación preventiva para riesgos crediticios	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Ingreso no financiero	**3,033**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Comisiones y tarifas cobradas	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Comisiones y tarifas pagadas	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Comisiones y tarifas, neto	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Resultado por intermediación	221	(87)	114	2	745	967	747
Ingresos totales de la operación	**7,176**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Gastos de administración y promoción	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Resultado de la operación	**2,582**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Otros productos (gastos), neto	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Resultado por posición monetaria	(288)	(132)	(258)	(237)	(210)	(475)	(447)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,209**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
ISR y PTU causado	(91)	(200)	(82)	(191)	(85)	(260)	(276)
ISR y PTU diferido	(526)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,592**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Participación en el result. de subsidiarias y asociadas	*(162)*	*(126)*	*(71)*	*(58)*	*(23)*	*(203)*	*(81)*
Resultado por operaciones continuas	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Interés minoritario	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Utilidad neta	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben *realizada en 2T02 que a continuación se presentan:*

Resultados	Monto
Resultado por posición monetaria	(122)
Valuación	(258)
Impuesto diferido	162
Efecto total neto	(218)

Capital contable	Monto
Resultado por posición monetaria	122
Valuación	258
Impuesto diferido	(90)
Resultados	(218)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso por intereses	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Gasto por intereses	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Margen financiero neto antes de resultado por posición monetaria	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Resultado por posición monetaria	264	196	272	140	44	501	184
Margen financiero	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Estimación preventiva para riesgos crediticios	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Ingreso no financiero	**3,290**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Comisiones y tarifas cobradas	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Comisiones y tarifas pagadas	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Comisiones y tarifas, neto	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Resultado por intermediación	478	(87)	114	2	745	967	747
Ingresos totales de la operación	**7,433**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Gastos de administración y promoción	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Resultado de la operación	**2,839**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Otros productos (gastos), neto	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Resultado por posición monetaria	(166)	(132)	(258)	(237)	(210)	(475)	(447)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,588**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
ISR y PTU causado	(91)	(200)	(82)	(191)	(85)	(260)	(276)
ISR y PTU diferido	(688)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,809**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Participación en el result. de subsidiarias y asociadas	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Resultado por operaciones continuas	**1,647**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(217)	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Interés minoritario	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Utilidad neta	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003	6M 2002	6M 2003
Ingreso por intereses	11,592	12,313	13,361	13,356	12,213	23,896	25,569
Gasto por intereses	(7,114)	(7,513)	(8,420)	(8,448)	(7,065)	(15,054)	(15,513)
Margen financiero neto antes de resultado por posición monetaria	**4,478**	**4,800**	**4,941**	**4,908**	**5,148**	**8,842**	**10,056**
Resultado por posición monetaria	264	196	272	140	44	501	184
Margen financiero	**4,742**	**4,996**	**5,213**	**5,048**	**5,192**	**9,343**	**10,240**
Estimación preventiva para riesgos crediticios	(599)	(694)	(785)	(1,017)	(1,073)	(1,256)	(2,090)
Margen financiero ajustado por riesgos crediticios	**4,143**	**4,302**	**4,428**	**4,031**	**4,119**	**8,087**	**8,150**
Ingreso no financiero	**3,290**	**3,096**	**3,119**	**3,187**	**3,748**	**6,597**	**6,935**
Comisiones y tarifas cobradas	3,251	3,684	3,454	3,617	3,465	6,501	7,082
Comisiones y tarifas pagadas	(439)	(501)	(449)	(432)	(462)	(871)	(894)
Comisiones y tarifas, neto	2,812	3,183	3,005	3,185	3,003	5,630	6,188
Resultado por intermediación	478	(87)	114	2	745	967	747
Ingresos totales de la operación	**7,433**	**7,398**	**7,547**	**7,218**	**7,867**	**14,684**	**15,085**
Gastos de administración y promoción	(4,594)	(4,558)	(4,573)	(4,436)	(4,578)	(9,283)	(9,014)
Resultado de la operación	**2,839**	**2,840**	**2,974**	**2,782**	**3,289**	**5,401**	**6,071**
Otros productos (gastos), neto	(85)	(24)	(14)	(142)	(349)	(202)	(491)
Resultado por posición monetaria	(166)	(132)	(258)	(237)	(210)	(475)	(447)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,588**	**2,684**	**2,702**	**2,403**	**2,730**	**4,724**	**5,133**
ISR y PTU causado	(91)	(200)	(82)	(191)	(85)	(260)	(276)
ISR y PTU diferido	(688)	(615)	(771)	(425)	(854)	(1,156)	(1,279)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,809**	**1,869**	**1,849**	**1,787**	**1,791**	**3,308**	**3,578**
Participación en el result. de subsidiarias y asociadas	(162)	(126)	(71)	(58)	(23)	(203)	(81)
Resultado por operaciones continuas	**1,647**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	(217)	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,430**	**1,743**	**1,778**	**1,729**	**1,768**	**3,105**	**3,497**
Interés minoritario	(34)	(86)	(33)	(83)	(37)	(112)	(120)
Utilidad neta	**1,396**	**1,657**	**1,745**	**1,646**	**1,731**	**2,993**	**3,377**

Notas Condensadas

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer Operaciones de reportos *Millones de pesos*	Gubernamental	Bancario	Total
Títulos a recibir	124,550	2,200	126,750
Acreedores por reporto	(124,751)	(2,200)	(126,951)
Títulos a entregar	(59,889)	(5,920)	(65,809)
Deudores por reporto	60,004	5,920	65,924

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

Futuros *		
Subyacente	Compra	Venta
USD	121	6
Euro	104	-
MXN	-	-
JY	-	-
T BILL	-	367
M3	-	2
TIIE	38,931	178,177
Cetes	4,700	3,610
IPC	31	38
S&P	-	23

Contratos Adelantados		
Subyacente	Compra	Venta
USD *	12,100	10,509
Otras Divisas	28	2
Acciones	-	-
TIIE **	1,200	-
Libor **	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	2,055	1,096	835	626
ADRs	-	2	-	1
Futuros de Euros	-	-	-	-
Tasas de Interés	-	9,133	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	9,202	13,575
USD	20,373	10,623
UDI	1,528	6,542
EUROS	-	298

Swaps de Tasa de Interés **	
MXN	290,800
USD	11,540
UDI	-

Swaps de Acciones	
Acciones	-

** Monto Contratado en millones de pesos*
*** Monto de Referencia en millones de pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	60,028	78,816
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de Interés	-	101	-	-

Notas Condensadas

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer Operaciones de reportos Millones de pesos	Gubernamental	Bancario	Total
Títulos a recibir	124,550	2,200	126,750
Acreedores por reporto	(124,751)	(2,200)	(126,951)
Títulos a entregar	(59,889)	(5,920)	(65,809)
Deudores por reporto	60,004	5,920	65,924

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

Futuros *		
Subyacente	Compra	Venta
USD	121	6
Euro	104	-
MXN	-	-
JY	-	-
T BILL	-	367
M3	-	2
TIIE	38,931	178,177
Cetes	4,700	3,610
IPC	31	38
S&P	-	23

Contratos Adelantados		
Subyacente	Compra	Venta
USD *	12,100	10,509
Otras Divisas	28	2
Acciones	-	-
TIIE **	1,200	-
Libor **	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	2,055	1,096	835	626
ADRs	-	2	-	1
Futuros de Euros	-	-	-	-
Tasas de Interés	-	9,133	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	9,202	13,575
USD	20,373	10,623
UDI	1,528	6,542
EUROS	-	298

Swaps de Tasa de Interés **	
MXN	290,800
USD	11,540
UDI	-

Swaps de Acciones	
Acciones	-

** Monto Contratado en millones de pesos*

*** Monto de Referencia en millones de pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	60,028	78,816
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de Interés	-	101	-	-

Divisa	Swaps de Divisas * Por Recibir	A Entregar
MXN	13,712	-
USD	-	12,884
EUR	-	481

Swaps de Tasa de Interés **	
MXN	13,600
USD	4,175
UDI	182

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Negocio Bancario Valor en riesgo de títulos para negociar Millones de pesos	2T 2002	1T 2003	2T 2003
VeR 1 día	70	74	98
Ver 10 días	201	229	296

Negocio Bancario Valor en riesgo de títulos para negociar Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	103	312
Renta variable	3	10
Cambios	16	53
Total	**98**	**296**

2.2 Títulos Disponibles para la Venta

BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	2T 2002	1T 2003	2T 2003
VeR 1 día	15	66	60
Ver 10 días	40	178	145

BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	4	10
Renta variable	60	144
Total	**60**	**145**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediación Millones de pesos	Resultados 6M03 valuación	Resultados 6M03 compraventa	TOTAL
Inversiones en valores	**111**	**657**	**768**
Renta Variable	2	(19)	(17)
Renta Fija	109	676	785
Operaciones en reporto	**31**	**(100)**	**(69)**
Operaciones con instrumentos financieros derivados	452	(841)	(389)
Total	**594**	**(284)**	**310**

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	13,712	-
USD	-	12,884
EUR	-	481

Swaps de Tasa de Interés **	
MXN	13,600
USD	4,175
UDI	182

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Negocio Bancario Valor en riesgo de títulos para negociar Millones de pesos	2T 2002	1T 2003	2T 2003
VeR 1 día	70	74	98
Ver 10 días	201	229	296

Negocio Bancario Valor en riesgo de títulos para negociar Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	103	312
Renta variable	3	10
Cambios	16	53
Total	**98**	**296**

2.2 Títulos Disponibles para la Venta

BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	2T 2002	1T 2003	2T 2003
VeR 1 día	15	66	60
Ver 10 días	40	178	145

BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	4	10
Renta variable	60	144
Total	**60**	**145**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediación Millones de pesos	Resultados 6M03 valuación	Resultados 6M03 compraventa	TOTAL
Inversiones en valores	**111**	**657**	**768**
Renta Variable	2	(19)	(17)
Renta Fija	109	676	785
Operaciones en reporto	**31**	**(100)**	**(69)**
Operaciones con instrumentos financieros derivados	452	(841)	(389)
Total	**594**	**(284)**	**310**

4. Deuda

Grupo Financiero BBVA Bancomer Préstamos interbancarios y de otros organismos Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Moneda nacional	**35,112**	**28,063**	**27,080**	**14,789**	**36,332**
Tasa	6.7%	7.2%	7.9%	8.2%	6.2%
Moneda extranjera	**14,636**	**13,477**	**14,757**	**13,565**	**15,631**
Tasa	4.6%	5.0%	4.4%	3.9%	3.8%
Total	**49,748**	**41,540**	**41,837**	**28,354**	**51,963**
Tasa	6.0%	6.6%	6.7%	6.1%	5.4%

5. Capitalización

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Bancomer Junio 2003		Bancomer Servicios Junio 2003	
Capital básico		26,378		3,652
Capital complementario		6,249		0
Capital neto		**32,627**		**3,652**
Activos en riesgo	**178,996**	**236,795**	**2,096**	**2,256**
	Riesgo Crédito	Riesgo Crédito y Mercado	Riesgo Crédito	Riesgo Crédito y Mercado
Capital básico % de activos en riesgo	14.7%	11.1%	174.2%	161.9%
Capital complementario %de activos en riesgo	3.5%	2.6%	0.00%	0.00%
Indice de capitalización total	**18.2%**	**13.8%**	**174.2%**	**161.9%**

Negocio Bancario BBVA Bancomer Activos en riesgo Millones de pesos	Negocio Bancario Activos ponderados por riesgo	Capital requerido	Bancomer Activos ponderados por Riesgo	Capital requerido	Bancomer Servicios Activos ponderados por riesgo	Capital requerido
Activos en riesgo de crédito	**181,092**	**14,488**	**178,996**	**14,320**	**2,096**	**168**
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	**13,359**	**1,069**	12,736	1,019	623	50
Grupo III (ponderados al 100%)	**167,733**	**13,419**	166,260	13,301	1,473	118
Activos en riesgo de mercado	**57,959**	**4,594**	**57,799**	**4,581**	**160**	**13**
Operaciones en moneda nacional con tasa nominal	**35,559**	**2,791**	35,399	2,778	160	13
Operaciones en moneda nacional con tasa real o denominados en UDIS	**860**	**138**	860	138		
Tasa de interés operaciones en moneda extranjera con tasa nominal	**7,572**	**548**	7,572	548		
Posiciones en UDIS o con rendimiento referido al INPC	**16**	**2**	16	2		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	**1,427**	**114**	1,427	114		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	**12,525**	**1,001**	12,525	1,001		
Total con riesgo de crédito y de mercado	**239,051**	**19,082**	**236,795**	**18,901**	**2,256**	**181**

Negocio Bancario BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital básico	**30,030**	**26,378**	**3,652**
Capital contable	48,221	42,972	5,249
Obligaciones subordinadas e instrumentos de capitalización	3,441	3,441	
Deducción de inversiones en instrumentos subordinados	0		
Deducción de inversiones en acciones de entidades financieras	(3,953)	(3,881)	(72)
Deducción de inversiones en acciones no financieras	(1,114)	(959)	(155)
Deducción de financiamientos otorgados por p/adq. de acciones del banco o entidades del grupo	0		
Deducción de impuestos diferidos	(14,234)	(12,864)	(1,370)
Gastos de organización y otros intangibles	(2,328)	(2,328)	
Otros activos que se restan	(3)	(3)	
Capital complementario	**6,249**	**6,249**	**0**
Obligaciones e instrumentos de capitalización	4,312	4,312	
Reservas preventivas por riesgos crediticios generales	1,937	1,937	
Deducción de títulos subordinados	0		
Capital neto	**36,279**	**32,627**	**3,652**

4. Deuda

Grupo Financiero BBVA Bancomer Préstamos interbancarios y de otros organismos Millones de pesos	2T 2002	3T 2002	4T 2002	1T 2003	2T 2003
Moneda nacional	35,112	28,063	27,080	14,789	36,332
Tasa	6.7%	7.2%	7.9%	8.2%	6.2%
Moneda extranjera	14,636	13,477	14,757	13,565	15,631
Tasa	4.6%	5.0%	4.4%	3.9%	3.8%
Total	49,748	41,540	41,837	28,354	51,963
Tasa	6.0%	6.6%	6.7%	6.1%	5.4%

5. Capitalización

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Bancomer Junio 2003		Bancomer Servicios Junio 2003	
Capital básico		26,378		3,652
Capital complementario		6,249		0
Capital neto		32,627		3,652
Activos en riesgo	178,996	236,795	2,096	2,256
	Riesgo Crédito	Riesgo Crédito y Mercado	Riesgo Crédito	Riesgo Crédito y Mercado
Capital básico % de activos en riesgo	14.7%	11.1%	174.2%	161.9%
Capital complementario %de activos en riesgo	3.5%	2.6%	0.00%	0.00%
Indice de capitalización total	18.2%	13.8%	174.2%	161.9%

Negocio Bancario BBVA Bancomer Activos en riesgo Millones de pesos	Negocio Bancario Activos ponderados por riesgo	Capital requerido	Bancomer Activos ponderados por Riesgo	Capital requerido	Bancomer Servicios Activos ponderados por riesgo	Capital requerido
Activos en riesgo de crédito	181,092	14,488	178,996	14,320	2,096	168
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	13,359	1,069	12,736	1,019	623	50
Grupo III (ponderados al 100%)	167,733	13,419	166,260	13,301	1,473	118
Activos en riesgo de mercado	57,959	4,594	57,799	4,581	160	13
Operaciones en moneda nacional con tasa nominal	35,559	2,791	35,399	2,778	160	13
Operaciones en moneda nacional con tasa real o denominados en UDIS	860	138	860	138		
Tasa de interés operaciones en moneda extranjera con tasa nominal	7,572	548	7,572	548		
Posiciones en UDIS o con rendimiento referido al INPC	16	2	16	2		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	1,427	114	1,427	114		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	12,525	1,001	12,525	1,001		
Total con riesgo de crédito y de mercado	239,051	19,082	236,795	18,901	2,256	181

Negocio Bancario BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital básico	30,030	26,378	3,652
Capital contable	48,221	42,972	5,249
Obligaciones subordinadas e instrumentos de capitalización	3,441	3,441	
Deducción de inversiones en instrumentos subordinados	0		
Deducción de inversiones en acciones de entidades financieras	(3,953)	(3,881)	(72)
Deducción de inversiones en acciones no financieras	(1,114)	(959)	(155)
Deducción de financiamientos otorgados por p/adq. de acciones del banco o entidades del grupo	0		
Deducción de impuestos diferidos	(14,234)	(12,864)	(1,370)
Gastos de organización y otros intangibles	(2,328)	(2,328)	
Otros activos que se restan	(3)	(3)	
Capital complementario	6,249	6,249	0
Obligaciones e instrumentos de capitalización	4,312	4,312	
Reservas preventivas por riesgos crediticios generales	1,937	1,937	
Deducción de títulos subordinados	0		
Capital neto	36,279	32,627	3,652

6. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo 2T03	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
PROMEX-95-2 no convertibles	50	18-Sep-03	Más alta CEDES 365+2.5 ó PRLV185+2.5 ó CETES 365+3.5 ó TIIE 28+1.5
BANCOMER-DLLS no convertibles	1,044	21-Jun-04	LIBOR + 4
BANCOMER-DLLS no convertibles	271	28-Mar-04	LIBOR + 4
BANCOMER-DLLS no convertibles	1,201	15-May-04	LIBOR + 3.5
BANCOMER-DLLS no convertibles	104	29-May-04	LIBOR + 3.5
Intereses devengados no pagados	16		
Total	**5,186**		

7. Otros productos y gastos

Grupo Financiero BBVA Bancomer Otros productos y gastos Millones de pesos	2T02	1T03	2T03
Indemnización por despido	0	(106)	(105)

8. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo		Corto Plazo		Escala Nacional
	Pesos	Moneda Extranjera	Pesos	Moneda Extranjera	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Calificación para bonos.*

Contactos
Yvonne Ochoa Rosellini Tel. (5255) 5621-5875 Tel. (5255) 5621-7119 Fax. (5255) 5621-3384 www.bancomer.com investor_relations@bancomer.com

6. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo 2T03	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
PROMEX-95-2 no convertibles	50	18-Sep-03	Más alta CEDES 365+2.5 ó PRLV185+2.5 ó CETES 365+3.5 ó TIIE 28+1.5
BANCOMER-DLLS no convertibles	1,044	21-Jun-04	LIBOR + 4
BANCOMER-DLLS no convertibles	271	28-Mar-04	LIBOR + 4
BANCOMER-DLLS no convertibles	1,201	15-May-04	LIBOR + 3.5
BANCOMER-DLLS no convertibles	104	29-May-04	LIBOR + 3.5
Intereses devengados no pagados	16		
Total	**5,186**		

7. Otros productos y gastos

Grupo Financiero BBVA Bancomer Otros productos y gastos Millones de pesos	2T02	1T03	2T03
Indemnización por despido	0	(106)	(105)

8. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo		Corto Plazo		Escala Nacional
	Pesos	Moneda Extranjera	Pesos	Moneda Extranjera	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Calificación para bonos.*

Contactos

Yvonne Ochoa Rosellini
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com